

# Fiscal 2026 Annual Report
# and Proxy Statement

July 16, 2026

To Our Stockholders:

Over the past year, GSI Technology has made meaningful progress in transforming the company from a specialized memory supplier into an emerging, differentiated edge AI platform company.

This transition remains anchored by the strength of our SRAM business. In fiscal 2026, net revenue grew more than 22% to $25.1 million, while gross margins expanded to 54.5%. We continue to see durable SRAM market demand in high-value applications including AI infrastructure, semiconductor testing, defense systems, and an emerging radiation-hardened memory opportunity. Our higher-density products can command premium pricing, strong margins, and potentially recurring long-duration program revenue. This business provides both financial stability and strategic relevance as the memory foundation for our AI architecture.

**What has changed most significantly over the past year is our progress in moving the APU platform from development into commercialization.**

A year ago, the central question was whether our compute-in-memory architecture could deliver meaningful advantages over conventional AI processors. Today, through live customer proof-of-concepts and early-stage deployments, we believe our offering is increasingly being validated.

Gemini-II, which remains in pre-production rather than full commercial production, is now being evaluated in real-world environments where performance requirements are unforgiving and conventional GPU-based architectures often fail to meet the necessary power and latency thresholds. While revenue from our APU products, including Gemini-II, has not been material to date, we believe these early engagements are positioning the platform for future commercialization.

In one active defense deployment for a drone security application, Gemini-II demonstrated sub-3-second time-to-first-token performance while operating at approximately 30 watts — well below competitive GPU solutions and materially faster than other low-power alternatives. This is an important proof point for the commercial viability of our architecture, validating its ability to address a growing class of AI workloads where speed of response and energy efficiency matter more than maximum throughput.

**We believe this distinction is becoming increasingly important as AI inference moves from the data center to the edge.**

Across defense, smart infrastructure, physical AI, industrial systems, and future autonomous platforms, customers are expressing growing demand for inference solutions that can operate within constrained power, limited footprints, and extreme environments. In these applications, efficiency is emerging as a primary buying criterion, and this is where GSI is highly differentiated in the field.

**Our active proof-of-concept programs are helping validate not only the performance of Gemini-II, but also the repeatability of our deployment model.**

In Taiwan, our Smart City initiative is now in Phase-1 deployment, beginning with 20 cameras, and a successful Phase-1 could scale materially into future, larger deployments. The architecture of this deployment — where one Gemini-II APU supports multiple camera inputs — creates a potentially attractive model for broader rollout and introduces a complementary software and recurring revenue component alongside silicon sales.

At the same time, our growing pipeline of Department of War SBIR programs continues to provide an important source of non-dilutive funding while accelerating product validation in high-value markets. These programs help offset development costs while placing our technology into mission-critical operational environments where performance and reliability are essential. While these programs have not yet converted into follow-on production contracts or material commercial revenue, we believe they position us to pursue those opportunities as our technology matures.

**An important area of progress over the past year has also been in software enablement.**

As with any new computing architecture, the long-term success of our platform depends not only on silicon performance, but on the quality and accessibility of the software tools that support customer adoption. We continue to make meaningful progress strengthening our compiler stack, improving deployment flexibility and expanding the range of applications we can support.

Just as important, these deployments are helping us establish reusable software and systems frameworks. This reduces future customer onboarding complexity and moves GSI closer to a repeatable commercialization model that can eventually scale through system integrator partnerships across multiple vertical markets.

**Looking ahead, Plato represents the next major step in our roadmap.**

While Gemini-II has established our position in high-performance edge inference, Plato is being designed to broaden that opportunity significantly. With a target power envelope of approximately 10 watts, a package footprint one-quarter the size of Gemini-II, and an M.2-compatible form factor, Plato is intended to address a much wider class of edge AI applications. This is particularly relevant for emerging LLM inference workloads where low-power deployment is the highest priority.

We believe Plato will materially expand our addressable market by enabling AI capabilities at the physical edge in applications where conventional processors remain too power-intensive or too large to deploy efficiently. Development remains on track for tape-out in spring of 2027.

**The next phase of GSI's evolution will be defined less by technology validation and more by commercial execution.**

In terms of a go-to-market strategy for the APU, we plan to engage leading vertical system integrators. This strategy allows GSI to leverage the established customer relationships, domain expertise, and deployment infrastructure of integrators without building a large internal vertical sales organization. The approach is particularly well-suited to GSI's APU platform because success depends on embedding its technology into complete solutions — such as defense systems, smart infrastructure, and industrial automation — where integrators already control the end-customer interface.

Importantly, our balance sheet provides the flexibility to execute this roadmap. With $67 million in cash at the end of fiscal 2026 and no debt, we are well positioned to support Gemini-II commercialization, Plato development, and continued software ecosystem expansion for these products. As we scale these initiatives, we may also pursue additional funding to support the full commercialization and development of Gemini-II and Plato.

Our priorities are clear: advance Gemini-II commercialization by converting proof-of-concept deployments into production programs, expand the reuse of our software stack across multiple applications, build system integrator partnerships, complete Plato tape-out, and continue establishing a repeatable edge AI platform.

**We believe the foundation is now in place.**

On behalf of our Board of Directors, the entire GSI team, and as one of the company's largest shareholders, I thank you for your continued support and confidence.

Sincerely,

Lee-Lean Shu
Chairman, President and Chief Executive Officer



July 16, 2026

Dear Stockholder:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders of GSI Technology, Inc. to be held at 2:00 p.m. PDT, on Thursday, August 20, 2026. This year, the Annual Meeting will be held virtually via audio webcast. You will be able to attend and participate in the meeting by visiting https://meetnow.global/MSH2UA9, where you will be able to listen to the meeting live, submit questions, and vote.

The Notice of Annual Meeting of Stockholders and a Proxy Statement, which describe the formal business to be conducted at the meeting, follow this letter. A copy of GSI Technology's Annual Report to Stockholders is also enclosed for your information.

After reading the Proxy Statement, please promptly mark, sign, date and return the enclosed proxy card in the accompanying prepaid envelope. Alternatively, you may vote your shares via the Internet or by telephone. Instructions regarding these methods of voting are provided on the proxy card.

Whether or not you plan to attend the annual meeting, we urge you to sign, date and return the enclosed proxy card or vote via the Internet or by telephone at your earliest convenience. We look forward to your online attendance at the annual meeting.

Sincerely yours,

Lee-Lean Shu
*President, Chief Executive Officer and Chairman*

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**1213 Elko Drive**
**Sunnyvale, CA 94089**

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS**
**To Be Held August 20, 2026**

TO THE STOCKHOLDERS:

Notice is hereby given that the annual meeting of the stockholders of GSI Technology, Inc., a Delaware corporation, will be held on Thursday, August 20, 2026, at 2:00 p.m. PDT, via audio webcast at https://meetnow.global/MSH2UA9, for the following purposes:

1. To elect five persons to serve on our Board of Directors until the next annual meeting of stockholders and until their respective successors are duly elected and qualified;

2. To ratify the appointment of BDO USA, P.C. as our independent registered public accounting firm for the fiscal year ending March 31, 2027;

3. To vote on an advisory (non-binding) resolution regarding the fiscal 2026 compensation of the executive officers named in the Summary Compensation Table included in the proxy statement for the annual meeting; and

4. To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

These business items are described more fully in the proxy statement accompanying this Notice.

**Our Board of Directors unanimously recommends that you vote FOR all of the nominees proposed by our Board of Directors, and FOR Proposals No. 2 and 3.** Stockholders of record at the close of business on July 1, 2026 are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. For ten days prior to the meeting, a complete list of stockholders entitled to vote at the meeting will be available for examination by any stockholder, for any purpose relating to the meeting, during ordinary business hours at our principal offices located at 1213 Elko Drive, Sunnyvale, California 94089. In addition, this list will be available online during the meeting.

This year, the Annual Meeting will be held virtually via audio webcast. You will be able to attend and participate in the meeting by visiting https://meetnow.global/MSH2UA9, where you will be able to listen to the meeting live, submit questions, and vote. To access the audio webcast of the meeting, you must have the information that is printed on the shaded bar area located on the reverse side of the Notice. You must enter a valid control number to enter the virtual meeting.

*Douglas Schirle*

Douglas Schirle
*Secretary*

Sunnyvale, California
July 16, 2026

IMPORTANT: Please vote your shares via the Internet or by telephone, in accordance with the instructions contained in the accompanying materials, or by dating and signing the proxy card and returning it in the accompanying postage-paid envelope to ensure that your shares are represented at the meeting. If you attend the audio webcast of the meeting, you may choose to vote your shares even if you have previously sent in your proxy card or submitted your proxy via the Internet.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 20, 2026: Our proxy statement is enclosed. Financial and other information concerning GSI Technology, Inc. is contained in our annual report to stockholders for the fiscal year ended March 31, 2026. A complete set of proxy materials relating to our annual meeting is available on the Internet. These materials, consisting of the notice of annual meeting, proxy statement, proxy card and annual report to stockholders, may be viewed and downloaded at: http://ir.gsitechnology.com/proxy-materials.

# TABLE OF CONTENTS

Proxy Statement

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# GSI TECHNOLOGY, INC.
**1213 Elko Drive**
**Sunnyvale, CA 94089**

## PROXY STATEMENT
## FOR ANNUAL MEETING OF STOCKHOLDERS
**To Be Held August 20, 2026**

The accompanying proxy is solicited by the Board of Directors (the "Board of Directors" or the "Board") of GSI Technology, Inc., a Delaware corporation, for use at its annual meeting of stockholders to be held on Thursday, August 20, 2026, or any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. This proxy statement and the enclosed proxy are being mailed to stockholders on or about July 16, 2026. References in this proxy statement to the "Company," "we," "our," "us" and "GSI Technology" are to GSI Technology, Inc., and references to the "annual meeting" are to the 2026 Annual Meeting of Stockholders. When we refer to the Company's fiscal year, we mean the annual period ending on March 31. This proxy statement covers our fiscal year ended March 31, 2026 ("fiscal 2026").

### INFORMATION CONCERNING SOLICITATION AND VOTING

**Why am I receiving these proxy materials?**

We sent you this proxy statement and proxy card because your Board of Directors is soliciting your proxy to vote at the annual meeting. This proxy statement contains important information that is intended to assist you in making informed decisions regarding your vote.

**How can I attend the Annual Meeting?**

The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively by audio webcast. You are entitled to participate in the Annual Meeting only if you were a stockholder of the Company as of the close of business on the Record Date, or if you hold a valid proxy for the Annual Meeting. No physical meeting will be held.

You will be able to attend the Annual Meeting and submit your questions during the meeting by visiting https://meetnow.global/MSH2UA9. You also will be able to vote your shares by attending the Annual Meeting by audio webcast.

To participate in the Annual Meeting, you will need to review the information included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials. You must enter a valid control number to enter the virtual meeting.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions below.

The online meeting will begin promptly at 2:00 p.m. PDT. We encourage you to access the meeting prior to the start time in order to allow ample time to complete the check in process. Please follow the registration instructions as outlined in this proxy statement.

**How do I register to attend the Annual Meeting?**

If you are a registered stockholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting. Please follow the instructions on the notice or proxy card that you received.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance to attend the Annual Meeting.

To register to attend the Annual Meeting, you must submit proof of your proxy power (legal proxy) reflecting your GSI Technology, Inc. holdings along with your name and email address to Computershare via email or U.S. mail. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m. EDT, on August 10, 2026.

You will receive a confirmation of your registration by email after we receive your registration materials. Requests for registration should be directed to Computershare using the following contact information:

By email:

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com

By mail:

Computershare
GSI Technology, Inc. Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

**What items of business will be voted on at the Annual Meeting?**

Stockholders will vote on three proposals at the annual meeting:

- to elect five persons to serve on our Board of Directors until the 2027 annual meeting (Proposal No. 1);

- to ratify the appointment of BDO USA, P.C. as our independent registered public accounting firm for the fiscal year ending March 31, 2027 (Proposal No. 2); and

- to vote on an advisory (non-binding) resolution to approve the fiscal 2026 compensation of our named executive officers (as defined in this proxy statement) (Proposal No. 3).

We will also consider any other business that properly comes before the annual meeting.

**What is a proxy?**

A proxy is your designation of another person or persons to vote your shares on your behalf. By properly signing and returning the enclosed proxy card, or by voting via the Internet or by telephone, you give the persons designated as proxies by our Board of Directors the authority to vote your shares in the manner that you specify.

**How does the Board recommend that I vote my shares?**

Our Board of Directors unanimously recommends that you vote your shares:

- **FOR** all of the Board's nominees for director, as listed and described under Proposal No. 1;

- **FOR** ratification of the appointment of BDO USA, P.C. as our independent registered public accounting firm for the fiscal year ending March 31, 2027; and

- **FOR** approval of the advisory (non-binding) resolution approving the fiscal 2026 compensation of our named executive officers.

**Who is entitled to vote at the Annual Meeting?**

Only stockholders of record at the close of business on July 1, 2026 (the "Record Date") are entitled to vote at the annual meeting. As of the Record Date, 38,372,073 shares of our common stock were outstanding.

**How many shares must be present to hold the Annual Meeting?**

The presence of the holders of a majority of all shares outstanding and entitled to vote, whether attending the audio webcast or represented by proxy, will constitute a quorum for the transaction of business at the annual meeting. If a quorum is not present, the annual meeting will be adjourned until a quorum is obtained.

**How many votes do I have?**

Each stockholder is entitled to cast one vote for each share of our common stock held on the Record Date.

**If I am a stockholder of record, how do I vote?**

If your shares are registered directly in your name with our transfer agent, you are considered to be the stockholder of record with respect to those shares, and these proxy materials have been sent directly to you. If you are a stockholder of record, there are four ways to vote your shares:

• by completing, signing and dating your proxy card and returning it in the envelope provided;

• via the Internet by following the instructions on the proxy card you received;

• by telephone by following the instructions on the proxy card; or

• by attending the audio webcast of the annual meeting and voting at the directed time.

**If I am a beneficial owner of shares, how do I vote?**

If your shares are held for you in an account with a broker, bank or similar organization, you are considered the "beneficial owner" of those shares, which are generally referred to as being held in "street name," and you should have received these proxy materials from that organization. If you are a beneficial owner of shares held in street name, there are several ways to vote your shares:

• by completing, signing and dating the voting instruction form provided by the organization that holds your shares and returning the form to that organization, which will vote your shares in accordance with your instructions;

• if your broker, bank or other nominee permits you to provide voting instructions via the Internet or by telephone, you may vote that way as well; or

• by attending the audio webcast of the annual meeting and voting at the directed time. However, in order to vote at the meeting, you must obtain a legal proxy from the organization that holds your shares. Follow the instructions from the broker, bank or other organization holding your shares to obtain such a proxy.

In order that your shares are properly voted, we encourage you to provide specific voting instructions with respect to each proposal to any organization that holds your shares in street name by carefully following the organization's voting instructions.

**What happens if I do not provide specific voting instructions?**

If you are a stockholder of record and you return a signed and dated proxy card without providing specific voting instructions, the persons named as proxy holders will vote your shares in the manner recommended by the Board of Directors on all of the proposals described in this proxy statement. If any other matter is properly presented at the meeting, the proxy holders will vote your shares as they may determine in their discretion.

If you are the beneficial owner of shares held in street name and do not provide specific voting instructions to the organization that holds your shares, the organization may generally vote your shares at their discretion on "routine matters" but cannot vote on "non-routine" matters. "Non-routine" matters would include the election of directors (Proposal No. 1) and the advisory (non-binding) vote on executive compensation (Proposal No. 3), while "routine" matters would include the ratification of the appointment of our independent registered public accounting firm (Proposal No. 2).

**How many votes are needed to elect directors?**

Members of the GSI Technology Board of Directors are elected by plurality vote. Accordingly, the five persons duly nominated at the annual meeting who receive the highest number of **FOR** votes will be elected as directors.

**How many votes are needed to approve proposals Nos. 2 and 3?**

The appointment of BDO USA, P.C. as our independent registered public accounting firm (Proposal No. 2) and approval of the advisory (non-binding) vote regarding fiscal 2026 executive officer compensation (Proposal No. 3) each require the affirmative vote of a majority of the votes cast affirmatively or negatively on such proposal at the annual meeting.

**How are broker non-votes and abstentions treated?**

A "broker non-vote" occurs when a broker, bank or other nominee holds shares in street name for the beneficial owner but, with respect to a particular proposal, does not have discretionary authority to vote the shares (i.e., it is a "non-routine" matter) and has not received timely voting instructions from the beneficial owner.

Broker non-votes and abstentions are counted as present for purposes of determining whether a quorum is present at the meeting.

Votes withheld and broker non-votes will have no effect on the election of directors (Proposal No. 1). Proposals Nos. 2 and 3 each require the affirmative vote of a majority of the votes cast affirmatively or negatively on such proposal at the annual meeting. Because abstentions and broker non-votes are not counted as votes cast affirmatively or negatively, they will have no effect on the outcome of voting on Proposals Nos. 2 and 3.

**Can I revoke my proxy or change my vote?**

Yes. You may revoke your proxy and change your vote at any time before the polls close at the annual meeting.

If you are a stockholder of record, you may revoke your proxy and change your vote in any of the following ways:

- by signing and returning a proxy card with a later date that is received before the polls close at the annual meeting;
- by voting again via the Internet or by telephone before the polls close at the annual meeting;
- by voting during the audio webcast of the annual meeting; or
- by giving written notice of revocation to the Company's Corporate Secretary.

Please note that attendance at the audio webcast of the annual meeting, in and of itself, will not revoke your proxy.

If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote in any of the following ways:

- by signing and returning an instruction form with a later date;
- by voting again via the Internet or by telephone (if such voting is allowed by your broker, bank or other nominee) before the polls close at the annual meeting; or
- by voting during the audio webcast of the annual meeting (although, as noted above, in order to vote at the annual meeting, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares).

**How will the votes be counted?**

Votes taken at the annual meeting will be counted by an independent inspector of election appointed by the Company.

**How can I find out the results of the voting?**

Preliminary voting results will be announced at the annual meeting. Final voting results will be tabulated by the inspector of election. We will publish voting results known to us in a Form 8-K report to be filed with the Securities and Exchange Commission within four business days after the annual meeting. If final results are not available to us at the time of such filing, we will file an amendment to the Form 8-K report to publish the final results within four business days after they are known to us.

**Who will solicit proxies on behalf of the Board of Directors?**

Proxies may be solicited by directors and officers of the Company, without additional compensation. Solicitation of proxies by mail may be supplemented by telephone, facsimile, e-mail or personal solicitation. None of the participants will receive additional compensation for assisting with the solicitation.

You may also be solicited by press releases issued by us and postings on our corporate website. Unless expressly indicated otherwise, information contained on our corporate website is not part of this proxy statement.

**Who will bear the cost of the solicitation of proxies?**

We will pay for the entire cost of soliciting proxies on behalf of GSI Technology. We will also reimburse brokerage firms, banks and other agents, upon their request, for the costs of forwarding our proxy materials to beneficial owners of stock held in their name.

# PROPOSAL NO. 1

## ELECTION OF DIRECTORS

We currently have a Board of Directors consisting of five directors. All directors elected at the annual meeting will serve until the next annual meeting of stockholders in 2027 and until their respective successors are duly elected and qualified.

The Board of Directors' nominees for election at the annual meeting are Elizabeth Cholawsky, Haydn Hsieh, Ruey L. Lu, Lee-Lean Shu and Ronald R. Steger. All five of the nominees currently serve on the Board of Directors. If any of the five nominees declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election (although we know of no reason to anticipate that this will occur), the proxies may be voted for such substitute nominees as we may designate.

These five nominees represent a balance of directors with a history of service on the Board and newer directors with a strong mix of relevant experience. Our Nominating and Governance Committee and Board of Directors have evaluated each of our nominees against the factors and principles we use to select nominees for director, which are described elsewhere in this proxy statement. Based on this evaluation, our Nominating and Governance Committee and Board of Directors concluded that it is in the best interests of GSI Technology and its stockholders for each of the five nominees named above to serve as a member of the Board of Directors.

If a quorum is present and voting, the five nominees for director receiving the greatest number of votes will be elected. A **WITHHOLD** vote will have no effect on the vote. Our Board of Directors has no reason to believe that any nominee named herein will be unable or unwilling to serve.

**The Board of Directors unanimously recommends a vote FOR the five nominees named above.**

The table below sets forth information, as of June 30, 2026, regarding our current directors who are nominees for election at the annual meeting:

| Nominee's Name | Principal Occupation | Age | Director Since |
|---|---|---|---|
| Elizabeth Cholawsky . . | Operating Advisor of Updata Partners; Former Chief Executive Officer of HG Insights Inc.; Board member of American Riviera Bancorp; former President, CEO and Board member of Support.com, Inc. | 70 | 2019 |
| Haydn Hsieh . . . . . . . | Chairman and Chief Strategy Officer of WNC | 71 | 2008 |
| Ruey L. Lu . . . . . . . . . | President of eMPIA Technology | 70 | 2000 |
| Lee-Lean Shu . . . . . . . | President, Chief Executive Officer and Chairman of the Board of Directors of GSI Technology | 71 | 1995 |
| Ronald R. Steger . . . . . | Former Audit Partner for KPMG LLP | 72 | 2025 |

## Business Experience of Director Nominees

Set forth below is a description of the business experience of each director nominee, including a discussion of the specific experience, qualifications, attributes and skills that led our Nominating and Governance Committee and our Board of Directors to conclude that those individuals should serve as directors.

*Elizabeth Cholawsky* has served as a member of our Board of Directors since September 2019 and is currently lead independent director. Since January 2026, Dr. Cholawsky has served as a director of Tribe Prospecting LLC (d/b/a TitanX), a B2B sales-intelligence software company. Dr. Cholawsky has held the role of Operating Advisor with Updata Partners, a growth equity firm specializing in investments in high-growth B2B software businesses, since November 2024. From April 2018 to June 2024, Dr. Cholawsky served as the Chief Executive Officer and a member of the Board of Directors of HG Insights Inc., a technology intelligence big data company that provides sales and marketing insights for B2B companies in the Fortune 500. Since August 2019, Dr. Cholawsky has also served as a member of the Board of Directors and Vice Chair of the Board since 2023 of American Riviera Bancorp (OTCQX: ARBV), a full-service community bank that serves the central coast of California. From November 2016 to March 2018, Dr. Cholawsky was a partner at Cholawsky Gruenfeld Advisory, providing SaaS strategy consulting services to high growth companies. Dr. Cholawsky served as President, CEO and Board member of Support.com, Inc. (Nasdaq: SPRT) from May 2014 to October 2016, where she formulated and led a transformation strategy, developing and bringing to market a new category of products for Support.com. Dr. Cholawsky has a Ph.D. in Political Science with a concentration in Econometrics from the University of Minnesota and a B.A. (cum laude and Phi Beta Kappa) from Franklin & Marshall College. Dr. Cholawsky's extensive experience in product innovation, marketing strategies and customer development, along with her expertise in data software solutions, enables her to provide advice and guidance with the marketing and sale of our new in-place associative computing products.

*Haydn Hsieh* has served as a member of our Board of Directors since August 2008. Mr. Hsieh has served as the Chief Strategy Officer of WNC (formerly Wistron NeWeb Corp.), a manufacturer of wireless communications products, since December 2017, its Chief Executive Officer from June 2000 through December 2017, its Vice Chairman from June 2000 through June 2014, and its Chairman since June 2014. From February 1981 through June 2000, Mr. Hsieh served in various management capacities at several divisions of Acer Group, a manufacturer of personal computers and related products, including President of the Mobile Computing Business Unit and Senior Vice President of Acer Inc. Mr. Hsieh holds a B.S. degree in Electrical Engineering from Tatung Institute of Technology and participated in the Executive Program at the Graduate School of Business Administration of National Chengchi University in Taiwan. Mr. Hsieh's broad management background provides relevant experience in a number of strategic and operational areas, including his management experience with the application and manufacturing of systems and modules, enables him to provide advice and guidance as we develop our new in-place associative computing products. Moreover, his management experience with, and service as an outside board member to, companies headquartered in Taiwan provides him with relevant insight into that country, where GSI Technology has significant operations, as well as a valuable perspective on global business operations.

*Ruey L. Lu* has served as a member of our Board of Directors since October 2000. Mr. Lu is the President of eMPIA Technology Corp., a semiconductor solutions company, which he founded in January 2002. From March 1993 to December 2000, Mr. Lu served as President of ARK Logic, a storage device and software applications company, which he founded. From October 1989 to February 1993, Mr. Lu served as Director of Engineering in the Imaging Product Division of Western Digital Corporation, an information storage company. Mr. Lu holds a B.S. degree in Electrical Engineering from Taipei Institute of Technology and an M.S. degree in Electrical Engineering from the University of Missouri. Mr. Lu's experience as President of eMPIA Technology and in executive roles at ARK Logic and Western Digital has provided him with broad industry and executive experience, including the co-design of hardware and software platforms like our new in-place associative computing products. Moreover, his management experience with a company headquartered in Taiwan provides him with relevant insight into that country, where GSI Technology has significant operations, as well as a valuable perspective on global business operations.

*Lee-Lean Shu* co-founded our company in March 1995 and has served as our President and Chief Executive Officer and as a member of our Board of Directors since our inception. In October 2000, Mr. Shu became Chairman of our Board. From January 1995 to March 1995, Mr. Shu was Director, SRAM Design at Sony Microelectronics Corporation, a semiconductor company and a subsidiary of Sony Corporation, and from July 1990 to January 1995, he was a design manager at Sony Microelectronics Corporation. Mr. Shu holds a B.S. degree in Electrical Engineering from Tatung Institute of Technology and an M.S. degree in Electrical Engineering from the University of California, Los Angeles. It is our policy that our Chief Executive Officer should serve on our Board. In addition, Mr. Shu's role as a co-founder of our company and his day-to-day involvement in the management of our business has provided him with extensive knowledge and understanding of GSI Technology and its industry. As Chief Executive Officer, he is in a unique position to provide our Board with insight and information related to our business and operations and to participate in the ongoing review of strategic issues.

*Ronald R. Steger* has served as a member of our Board of Directors since August 2025. Mr. Steger has served as a member of the Board of Directors of Great Lakes Dredge and Dock Company (Nasdaq: GLDD) from May 2018 to May 2026. Previously he served on the Boards of Directors of Near Intelligence, Inc.

from April to August 2023 where he held the position of Audit Committee Chair; Global Eagle Entertainment Inc. from April 2017 to April 2021 where he held the position of Audit Committee Chair; International Seaways, Inc. (NYSE:INSW) from November 2016 to June 2017 where he held the positions of Corporate Governance Committee Chair and Risk Management Committee Chair; Overseas Shipholding Group, Inc. (NYSE:OSG) from August 2014 to June 2018, where he served as Audit Committee Chair, Corporate Governance Committee Chair and Risk Management Committee Chair, and Sentinel Energy Services Inc. (NASDAQ:STNL) from November 2018 to January 2020. Mr. Steger also served as an Advisory Board Member of ATREG, Inc. from 2014 – 2020. Mr. Steger was a Senior Technical Advisor at Effectus Group, a boutique accounting advisory firm that specializes in serving high-growth technology companies until December 22, 2022. Until December 31, 2013, Mr. Steger worked as an Audit Partner for KPMG LLP, where he served a broad array of clients in the Fortune 1000 and middle market technology, chemical, food service and semiconductor sectors. Additionally, Mr. Steger has extensive experience in the semiconductor industry, having served as the global leader of KPMG's semiconductor practice and as the lead engagement partner or engagement quality reviewer on numerous engagements in the semiconductor industry. Mr. Steger is a licensed Certified Public Accountant (retired status). Mr. Steger holds a Certificate in Cybersecurity Oversight from the NACD. Mr. Steger received a Bachelor of Science Degree from Villanova University. Mr. Steger has expertise as a partner of one of the largest professional services networks in the world, with 37 years of accounting, advisory and consulting experience, including participation in Audit Committee investigations and Public Company Accounting Oversight Board inspections. He has prior service on several public boards, including as Audit Committee Chair and Corporate Governance and Risk Assessment Committee Chair. Mr. Steger has extensive experience with acquisition, divestiture, initial public offering and private equity and debt placement transactions.

# CORPORATE GOVERNANCE

## Director Independence

The Board of Directors has determined that each of Elizabeth Cholawsky, Haydn Hsieh, Ruey L. Lu and Ronald R. Steger is an "independent director" for purposes of the Nasdaq Listing Rules and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the term relates to membership on the Board and the various Board committees. There are no family relationships between any of our directors or executive officers.

## Board of Directors Leadership Structure

Lee-Lean Shu serves as both our Chief Executive Officer and the Chairman of our Board of Directors. The Board believes that combining the role of Chairman and Chief Executive Officer is appropriate in the case of Mr. Shu, given his role in founding GSI Technology and his significant ownership stake and also because Mr. Shu is the Board member who is most familiar with our business strategy and most knowledgeable regarding our industry. The Board also believes that the combined role of Chairman and Chief Executive Officer facilitates the flow of information between the Board and management, improves the Board's ability to focus on key policy and operational issues and helps the Board operate in the long-term interests of our stockholders.

The Board has determined that, at any time the office of Chairman is filled by our Chief Executive Officer or another employee of GSI Technology, a non-employee director, recommended by the Nominating and Governance Committee, shall be designated to serve as lead director. Elizabeth Cholawsky currently serves in that position. The lead director serves as the principal liaison between the independent directors and the Chairman. In that capacity, the lead director presides over executive sessions of the independent directors, chairs Board meetings in the Chairman's absence, and collaborates with the Chairman on agendas, schedules and materials for Board meetings. The Board believes that this leadership structure provides the appropriate balance of management and non-management oversight. The Nominating and Governance Committee periodically evaluates our leadership structure to ensure that we maintain a structure that is beneficial to us and our stockholders, and will recommend any appropriate changes to the Board.

## The Board of Directors' Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including general economic risks, operational risks, financial risks, legal risks, strategic and competitive risks and reputational risks. Management is responsible for the day-to-day management of the risks that we face, while the Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. Our independent committee chairs and members are experienced professionals or executives who can and do raise risk related issues for Board consideration and review and who are willing to challenge management when necessary. As part of its risk oversight role, the Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. In addition, the Board is responsible for matters relating to management and Board succession planning.

While the full Board of Directors is charged with ultimate oversight responsibility for risk management, committees of the Board also have responsibilities with respect to various aspects of risk management oversight. During the course of the year, each committee of the Board spends a portion of their time reviewing and discussing specific risk topics. The full Board is kept informed of each committee's risk oversight and related activities. Strategic, operational and competitive risks also are presented and discussed at the Board's quarterly meetings, and more often as necessary. On at least an annual basis, the Board reviews our long-term strategic plans.

The Audit Committee plays a significant role in monitoring and assessing our financial risk exposures, financial reporting, internal controls, liquidity risk, compliance risk and operational risks, including cyber security. The Audit Committee is also responsible for establishing and administering our code of conduct and reviewing transactions between the Company and any related parties. The Audit Committee meets periodically in separate executive session with the Chief Financial Officer and our independent auditor, as well as with committee members only, to facilitate a full and candid discussion of risk and other issues. The Compensation Committee oversees human capital risks, monitors and assesses risks associated with our compensation policies and consults with management and the Board concerning the development of incentives that encourage a level of risk-taking consistent with our overall strategy, as further discussed under the heading "Compensation Discussion and Analysis." The Compensation Committee also is charged with monitoring our incentive and equity-based compensation plans, including employee retirement and benefit plans. The Nominating and Governance Committee has oversight responsibility for corporate governance risks, including risks associated with Board and committee composition, Board size and structure, director independence and Board and committee effectiveness. In addition to the responsibilities undertaken by the committees discussed above, the Board committees may have oversight of specific risk areas consistent with the committees' charters and responsibilities. Our executive management meets regularly to discuss our strategy and the risks that we face. Senior officers regularly attend Board meetings where they are available to address questions or concerns raised by the Board regarding risk management related matters.

**Executive Sessions**

Non-management directors generally meet in executive session without the presence of management, including our Chief Executive Officer at each regularly scheduled meeting of the Board. The non-management director serving as lead director, acts as the presiding director for these executive sessions.

**Committees and Meeting Attendance**

The Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The Board of Directors held nine meetings during the fiscal year ended March 31, 2026. During fiscal 2026, no director attended fewer than 91% of the total number of meetings of the Board and all of the committees of the Board on which such director served that were held during that period.

Our Nominating and Governance Committee, as part of its governance review, evaluates the composition of each of our Board committees to ensure that we maintain a structure that is beneficial to us and our stockholders, and recommends any appropriate changes to our Board of Directors.

The following table sets forth the current members of each of our Board's standing committees as of the date of this proxy statement:

| Committee Member | Audit | Compensation | Nominating and Governance |
|---|---|---|---|
| Elizabeth Cholawsky | X | Chair | X |
| Haydn Hsieh | X | X | |
| Ruey L. Lu | | X | Chair |
| Ronald R. Steger | Chair | | X |

*Audit Committee*

The members of the Audit Committee during fiscal 2026 were Mr. Steger (Chair upon Mr. Bradley's resignation from the board in August 2025), Mr. Bradley (Chair until his resignation from the board in August 2025), Dr. Cholawsky and Mr. Hsieh. The Audit Committee held nine meetings during fiscal 2026. Each of the members of the Audit Committee is independent for purposes of the Nasdaq Listing Rules as they apply to audit committee members. Mr. Steger and Dr. Cholawsky have been designated as "audit committee financial experts," as the term is defined in applicable SEC rules. The Audit Committee operates under a charter that is available on our website at *www.gsitechnology*.com. The functions of the Audit Committee include oversight, review and evaluation of our financial statements, accounting and financial reporting processes and public filings, disclosure control and internal control functions, compliance with policies and procedures, cyber and data security and information technology risk exposures and the audits of our financial statements. The Audit Committee is responsible for the engagement, compensation, retention and oversight of our independent registered public accounting firm. Additional information regarding the Audit Committee is set forth in the Report of the Audit Committee immediately following Proposal No. 2.

## *Compensation Committee*

The members of the Compensation Committee during fiscal 2026 were Dr. Cholawsky (Chair) and Messrs. Hsieh and Lu. The Compensation Committee held six meetings during fiscal 2026. Each of the members of the Compensation Committee is independent for purposes of the Nasdaq Listing Rules. The Compensation Committee operates under a charter that is available on our website at *www.gsitechnology.com*. The purpose of the Compensation Committee is to assist the Board of Directors in carrying out its responsibilities with respect to: (i) overseeing our compensation policies and practices; and (ii) reviewing and approving compensation and compensation procedures for our executive officers. The Compensation Committee's responsibilities include: periodically reviewing and advising the Board of Directors concerning overall compensation philosophy, policies and plans, including reviewing both regional and industry compensation practices and trends; identifying any peer group of companies to be used for comparison purposes; reviewing and approving all performance goals and objectives relevant to the compensation of all executive officers and assessing the achievement of such goals and objectives; determining and approving all compensation for our executive officers (including salary and incentive-based compensation and awards); making recommendations to the Board of Directors regarding the establishment and terms of incentive compensation plans, and administering such plans; and approving grants of options and other equity awards to all executive officers and other eligible individuals under our equity compensation plans. Other responsibilities of the Compensation Committee include: reviewing and approving compensation related matters outside the ordinary course of business, including but not limited to employment contracts, change-in-control provisions, severance arrangements, and material amendments thereto; preparing an annual report on executive compensation, including a Compensation Discussion and Analysis, for inclusion in the proxy statement for our annual meeting of stockholders; monitoring and assessing risks associated with our compensation policies and consulting with management regarding such risks; and reporting to the Board of Directors on the Compensation Committee's activities on a regular basis. Regarding most compensation matters, including executive compensation, our management provides recommendations to the Compensation Committee. Additional information regarding the Compensation Committee and its activities is set forth under the heading "Executive Compensation" in this proxy statement.

## *Nominating and Governance Committee*

The members of the Nominating and Governance Committee during fiscal 2026 were Messrs. Bradley (Chair until his resignation from the board in August 2025), Lu (Chair starting after the 2025 annual meeting), Dr. Cholawsky and Mr. Steger beginning with his election to the board in August 2025. The Nominating and Governance Committee held five meetings during fiscal 2026. Each of the members of the Nominating and Governance Committee is independent for purposes of the Nasdaq Listing Rules. The Nominating and Governance Committee operates under a charter that is available on our website at *www.gsitechnology*.com. The Nominating and Governance Committee identifies prospective Board candidates, recommends nominees for election to our Board of Directors, develops and recommends Board member selection criteria, considers committee member qualification, reviews and makes recommendations to the Board of Directors regarding Board and committee compensation based in part upon input from an independent national compensation consulting firm engaged for that purpose, recommends corporate governance principles to the Board of Directors, reviews and proposes responses to stockholder proposals, and provides oversight in the evaluation of the Board of Directors and each committee.

## Director Nominations

The Nominating and Governance Committee is responsible for, among other things, the selection and recommendation to the Board of Directors of nominees for election as directors. When considering the nomination of directors for election at an annual meeting, the Nominating and Governance Committee reviews the needs of the Board of Directors for various skills, background and experience. When reviewing potential nominees, including incumbents, the Nominating and Governance Committee considers the current and future needs of GSI Technology to ensure that the Board of Directors has the appropriate balance of knowledge, experience, skills, expertise, judgment, perspectives and backgrounds. The Nominating and Governance Committee also seeks appropriate input from the Chief Executive Officer and other executive officers in assessing the needs of the Board of Directors for relevant knowledge, experience, skills, expertise, judgment, perspective and background of its members.

The Nominating and Governance Committee's goal is to assemble a Board of Directors that brings to GSI Technology a diversity of experience at policy-making levels in business and technology, and in areas that are relevant to GSI Technology's global activities. Directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of our stockholders. They must have an inquisitive and objective outlook and mature judgment. They must also have experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are, or have been, affiliated. Director candidates must have sufficient time available, in the judgment of the Nominating and Governance Committee, to perform all Board and committee responsibilities that will be expected of them. Members of the Board of Directors are expected to rigorously prepare for, attend and participate in all meetings of the Board of Directors and applicable committees. The Nominating and Governance Committee considers the diversity of its directors and nominees in terms of knowledge, experience, skills, expertise, judgment, perspective, background and other demographic factors. Other than the foregoing, there are no specific minimum criteria for director nominees, although the Nominating and Governance Committee believes that it is preferable that a majority of the Board of Directors meet the definition of "independent director" set forth in Nasdaq and SEC rules. The Nominating and Governance Committee also believes it appropriate for one or more key members of the Company's management, including the Chief Executive Officer, to serve on the Board of Directors.

The Nominating and Governance Committee will consider candidates for director proposed by directors or management, and will evaluate any such candidates against the criteria and pursuant to the policies and procedures set forth above. If the Nominating and Governance Committee believes that the Board of Directors requires additional candidates for nomination, the Nominating and Governance Committee may engage, as appropriate, a third party search firm to assist in identifying qualified candidates. The nominating process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Nominating and Governance Committee.

The Nominating and Governance Committee will also consider candidates for director recommended by a stockholder, provided that any such recommendation is sent in writing to the Board of Directors, c/o Corporate Secretary at the address noted below, at least 120 days prior to the anniversary of the date definitive proxy materials were mailed to stockholders in connection with the prior year's annual meeting of stockholders and contains the following information:

- the candidate's name, age, contact information and present principal occupation or employment; and

- a description of the candidate's qualifications, skills, background and business experience during at least the last five years, including his or her principal occupation and employment and the name and principal business of any company or other organization where the candidate has been employed or has served as a director.

The Nominating and Governance Committee will evaluate any candidates recommended by stockholders against the same criteria and pursuant to the same policies and procedures applicable to the evaluation of candidates proposed by directors or management.

In addition, stockholders may make direct nominations of directors for election at an annual meeting, provided the advance notice requirements set forth in our bylaws have been met. Under our bylaws, written notice of such nomination, including certain information and representations specified in the bylaws, must be delivered to our principal executive offices, addressed to the Corporate Secretary, at least 120 days prior to the anniversary of the date definitive proxy materials were mailed to stockholders in connection with the prior year's annual meeting of stockholders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been advanced by more than 30 days from the date contemplated at the time of the previous year's proxy statement, such notice must be received not later than the close of business on the 10th day following the day on which the public announcement of the date of such meeting is first made. Accordingly, written notice of a director nomination for our 2027 annual meeting pursuant to our bylaws must be received no later than March 18, 2027. To comply with the universal proxy rules, with respect to our 2027 annual meeting, stockholders who intend to solicit proxies in support of director nominees other than the Board of Directors' nominees must provide us with notice that sets forth the information required by Rule 14a-19 under the Exchange Act and our bylaws no later than June 21, 2027.

## Director Qualifications Matrix

The following matrix shows how the Nominating and Governance Committee has applied our director criteria to the director nominees and identifies areas of expertise and experience that may benefit the Board in the future and led to each nominee's selection as a member of the Board, as well as gaps in those areas that may arise as directors retire.

| Qualification | Elizabeth Cholawsky | Haydn Hsieh | Ruey-Lin Lu | Lee-Lean Shu | Ronald R. Steger |
|---|:---:|:---:|:---:|:---:|:---:|
| Audit and Financial Expertise | ✓ | ✓ | | | ✓ |
| Broad Business & Corporate Governance Experience | ✓ | ✓ | ✓ | ✓ | ✓ |
| Public Company Board Experience | ✓ | ✓ | | | ✓ |
| Understanding of a Board's Legal Duties and Responsibilities | ✓ | ✓ | ✓ | ✓ | ✓ |
| Cybersecurity Expertise | | ✓ | ✓ | | ✓ |
| ESG Expertise | | ✓ | ✓ | | ✓ |
| Relevant Industry Experience (Semiconductor) | | | ✓ | ✓ | ✓ |
| Relevant Industry Experience (Software/SaaS) | ✓ | | | | |
| Strategic Planning Capabilities | ✓ | ✓ | | ✓ | |
| Capital Markets Expertise | ✓ | ✓ | ✓ | | ✓ |
| International Business Experience | ✓ | ✓ | ✓ | ✓ | ✓ |
| Sales Experience | ✓ | ✓ | ✓ | ✓ | |
| Risk Management Background | | ✓ | ✓ | ✓ | ✓ |
| Leadership Skills | ✓ | ✓ | ✓ | ✓ | ✓ |
| Diversity (Gender) | ✓ | | | | |
| Diversity (Ethnic/Racial) | | ✓ | ✓ | ✓ | |

## Communications with Directors

Stockholders may send any communications to the Board of Directors or any individual director at the following address. All communications received are reported to the Board or the individual directors:

Board of Directors (or name of individual director(s))
c/o Secretary
GSI TECHNOLOGY, INC.
1213 Elko Drive
Sunnyvale, California 94089

Our Secretary will forward all such communications to the Board of Directors, or the individual director or directors, except for spam, junk mail, mass mailings, product complaints or inquiries, job inquiries, surveys, business solicitations, advertisements, or patently offensive or otherwise inappropriate material. Our Secretary may forward certain correspondence, such as product-related inquiries, elsewhere within GSI Technology for review and possible response.

## Evaluation of the Board of Directors and Committees

Approximately once a year, the members of the Board of Directors and each Board committee hold a special meeting to conduct a confidential oral assessment of their performance and effectiveness. This process is coordinated by the lead director and the chair of the Nominating and Governance Committee. As part of the evaluation process, the Board and each Committee reviews its overall composition, including director tenure, board leadership structure, diversity and individual skill sets, to ensure it serves the best interests of stockholders and positions the Company for future success. After the evaluations, the Board and management work to improve upon any issues or focus points disclosed during the evaluation process.

**Director Attendance at Annual Meetings**

We attempt to schedule our annual meeting of stockholders at a time and date to accommodate attendance by directors, taking into account the directors' schedules. Directors are encouraged to attend our annual meeting of stockholders, but the Board has not adopted a formal policy with respect to such attendance. Three of the five directors then serving on the Board attended last year's annual meeting of stockholders.

**Code of Business Conduct and Ethics; Corporate Governance Guidelines; Director Stock Ownership**

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors. The Board of Directors, upon the recommendation of the Nominating and Governance Committee, has also adopted a series of Corporate Governance Guidelines. The Corporate Governance Guidelines include a director stock ownership requirement, which provides that directors must hold within the later of (a) five years following his or her first election or appointment to the Board, or (b) October 31, 2026, an amount of stock valued at the lesser of its purchase price or its fair market value (measured on October 31$^{st}$ of each year) equal to at least three times the total annual retainer cash compensation paid by the Company for Board service (excluding for this purpose compensation that is not paid to all independent directors, such as compensation for committee or chair service). The Code of Business Conduct and Ethics and Corporate Governance Guidelines are available on our website at *www.gsitechnology*.com. If we make any substantive amendments to the Code of Business Conduct and Ethics, or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means then required by Nasdaq Listing Rules or applicable law.

**Compensation Committee Interlocks and Insider Participation**

None of the members of the Compensation Committee are or have been an officer or employee of GSI Technology. During fiscal 2026, no member of the Compensation Committee had any relationship with GSI Technology requiring disclosure under Item 404 of Regulation S-K. During fiscal 2026, none of GSI Technology's executive officers served on the compensation committee (or its equivalent) or board of directors of another entity any of whose executive officers served on GSI Technology's Compensation Committee or Board of Directors.

**Transactions with Related Persons**

GSI Technology incurred non-recurring engineering service expense and manufacturing services of approximately $223,000 and $140,000 during the fiscal years ended March 31, 2026 and March 31, 2025, respectively, from WNC in connection with the design, development and manufacture of single-APU PCIe production boards, to be used in the Company's in-place associative computing product. Mr. Hsieh, a member of the Board of Directors, is the Chairman and Chief Strategy Officer of WNC.

For information regarding GSI Technology's procedures for approval of transactions with related persons, please see "Related Person Transactions".

# PROPOSAL NO. 2

## RATIFICATION OF APPOINTMENT OF
## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors of GSI Technology has selected BDO USA, P.C. as its independent registered public accounting firm to audit the consolidated financial statements of GSI Technology for the fiscal year ending March 31, 2027. BDO USA, P.C. has acted in such capacity since its appointment in September 2017. A representative of BDO USA, P.C. is expected to be present at the 2026 Annual Meeting, with the opportunity to make a statement if the representative desires to do so, and is expected to be available to respond to appropriate questions. At the 2026 Annual Meeting, the stockholders are being asked to ratify the selection of BDO USA, P.C. as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2027.

The following table sets forth the aggregate fees billed to GSI Technology for the fiscal years ended March 31, 2026 and March 31, 2025 by BDO USA, P.C.:

|  | Fiscal 2026 | Fiscal 2025 |
|---|---|---|
| Audit fees[1] | $790,450 | $761,730 |
| Tax fees[2] | 39,850 | 37,275 |
| Total fees[3] | $830,300 | $799,005 |

(1) Audit fees consist of fees for professional services rendered for the audit of GSI Technology's annual consolidated financial statements, the review of the interim consolidated financial statements included in quarterly reports and services that are normally provided in connection with statutory and regulatory filings.

(2) Tax fees consist of fees for consultation on various tax matters and compliance with federal and state income tax filing requirements.

(3) BDO USA, P.C. did not bill the Company for any fees reportable as "audit-related fees" or "all other fees" within the meaning of Item 9(e) of Schedule 14A for the fiscal years ended March 31, 2026 and March 31, 2025.

The Audit Committee has determined that all services performed by BDO USA, P.C. are compatible with maintaining the independence of BDO USA, P.C. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. Pursuant to this policy, all of the foregoing fees paid to BDO USA, P.C. for the fiscal years ending March 31, 2026 and March 31, 2025 were approved by the Audit Committee. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval.

**Vote Required and Board of Directors Recommendation**

Approval of this proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the matter. Abstentions will each be counted as present for purposes of determining the presence of a quorum but will not have any effect on the outcome of the vote. Because the ratification of the independent registered public accounting firm is a routine matter, we do not expect any broker non-votes on this proposal.

**The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of BDO USA, P.C. as our independent registered public accounting firm for the fiscal year ending March 31, 2027.**

# REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees GSI Technology's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the design and maintenance of our internal control systems. Our independent registered public accounting firm, BDO USA, P.C., is responsible for expressing an opinion as to the conformity of our audited financial statements with generally accepted accounting principles. BDO USA, P.C. has served as our independent registered public accounting firm since its appointment in September 2017.

The Audit Committee currently consists of three directors, two of which have been designated as "audit committee financial experts." Each member of the Committee, in the judgment of the Board of Directors, is an "independent director" as defined in the Nasdaq Listing Rules. The Audit Committee acts pursuant to a written charter that has been adopted by the Board of Directors. The charter provides, among other things, that the Audit Committee is to review the qualifications, independence and performance, and approve the terms of engagement, including the fees payable, for our independent auditor, oversee our system of disclosure controls and procedures and internal controls over financial reporting, oversee our compliance with ethical standards and oversee the preparation of any reports required of the Audit Committee under rules of the Securities and Exchange Commission. A copy of this charter is available on our website at *www.gsitechnology*.com.

The Audit Committee has reviewed and discussed with management GSI Technology's audited financial statements and the results of management's assessment of the effectiveness of GSI Technology's internal control over financial reporting as of March 31, 2026. The Audit Committee has discussed and reviewed with our independent registered public accounting firm all of the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the Securities and Exchange Commission. The Audit Committee has met with BDO USA, P.C., with and without management present, to discuss the overall scope of BDO's audit, the results of its examinations, and the overall quality of GSI Technology's financial reporting and internal control over financial reporting.

The Audit Committee has received the written disclosures and the letter from our independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning their independence, and has discussed with our independent registered public accounting firm any relationships that may impact their objectivity and independence, and satisfied itself as to our independent registered public accounting firm's independence.

Upon the completion of our 2026 fiscal year, BDO USA, P.C. was required to rotate its lead engagement partner in accordance with applicable partner rotation requirements. The Audit Committee discussed the planned transition with BDO USA, P.C. and interviewed several candidates presented by the firm, evaluating the qualifications and experience of the lead engagement partner. The Committee believes the transition was effectively managed and supports the continued independence, objectivity and quality of the audit.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that GSI Technology's audited financial statements be included in GSI Technology's Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

THE AUDIT COMMITTEE

Ronald R. Steger (Chair)
Elizabeth Cholawsky
Haydn Hsieh

*The foregoing Audit Committee Report shall not be deemed to be incorporated by reference into any filing of GSI Technology under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that GSI Technology specifically incorporates such information by reference.*

# PROPOSAL NO. 3

## ADVISORY (NON-BINDING) VOTE
## ON EXECUTIVE COMPENSATION (SAY-ON-PAY)

**Background**

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, we provide our stockholders the opportunity to cast an advisory (non-binding) vote on executive compensation, commonly referred to as a "Say-on-Pay" vote. At our 2023 Annual Meeting of Stockholders, our stockholders voted in favor of holding future "Say-on-Pay" votes on an annual basis. The Board subsequently determined that such advisory votes shall be held annually at the annual meeting of stockholders. The vote is advisory, which means that it is not binding on the Board of Directors, the Compensation Committee or GSI Technology in any way. However, the Compensation Committee will review the outcome of the vote and take it into consideration when considering future executive compensation policies and decisions.

At our 2018, 2019, 2020, 2021, 2022, 2023, 2024 and 2025 annual meetings, 99%, 99%, 99%, 98%, 75%, 92%, 98% and 98%, respectively, of the votes cast were voted in favor of the Company's executive compensation program for the previous fiscal years. Partially as a result of this positive stockholder feedback, our Compensation Committee has adopted compensation packages having similar basic structures in subsequent years.

As described in our Compensation Discussion and Analysis included elsewhere in this proxy statement, we seek to closely align the interests of our executive officers with the interests of our stockholders, and attract and retain superior executive talent. Our compensation programs are designed to reward our executive officers for the achievement of our short-term and long-term strategic and operational goals and the achievement of increased total stockholder return, while avoiding the encouragement of unnecessary or excessive risk-taking. Please read the Compensation Discussion and Analysis section for a more detailed discussion of our compensation philosophy and our executive compensation program.

The advisory vote on executive compensation solicited by this proposal is not intended to address any specific item of compensation, but rather the overall compensation of our Chief Executive Officer and our two other most highly-compensated executive officers, who are collectively referred to as our "named executive officers," which is disclosed and discussed elsewhere in this proxy statement. Furthermore, because this non-binding, advisory resolution primarily relates to the compensation of our named executive officers that has already been paid or contractually committed, there is generally no opportunity for us to revisit these decisions.

Stockholders will be asked at the annual meeting to approve the following resolution pursuant to this Proposal No. 3:

"RESOLVED, that the stockholders of GSI Technology, Inc. approve, on an advisory (non-binding) basis, the compensation for the fiscal year ended March 31, 2026 of the Company's executive officers named in the Summary Compensation Table included in the proxy statement for the 2026 Annual Meeting of Stockholders."

**Vote Required and Board of Directors Recommendation**

Approval of this resolution requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the matter. Abstentions and broker non-votes will each be counted as present for purposes of determining a quorum but will not have any effect on the outcome of the vote.

**The Board of Directors unanimously recommends a vote "FOR" approval of the foregoing resolution.**

# EXECUTIVE COMPENSATION

## Compensation Discussion and Analysis

### *Overview*

This Compensation Discussion and Analysis explains our philosophy and objectives with respect to the compensation of our executive officers and our compensation-setting process and provides more detailed information regarding the compensation of our Chief Executive Officer and our two other most highly compensated executive officers, determined as of March 31, 2026. We refer to these individuals as our "named executive officers." This discussion focuses on the information contained in the tables and related footnotes and narrative included below, primarily for our 2026 fiscal year.

### *Philosophy and Objectives*

Our fundamental compensation philosophy is to align the compensation of our senior management with our annual and long-term business objectives, performance against those objectives and creation of stockholder value, as well as to offer compensation that will enable us to attract, retain, and appropriately reward executive officers whose contributions are necessary for our long-term success. We seek to reward our executive officers' contributions to achieving revenue growth, increasing operating profits and controlling costs. We operate in a very competitive environment for executive talent, and it is our belief that our compensation packages should be competitive when compared to our peers and should also be aligned with our stockholders' interests.

The Compensation Committee of the Board of Directors oversees the design and administration of our executive compensation program. The principal elements of the program are base salary, variable incentive cash compensation programs, long-term equity-based incentive compensation and broad-based benefits programs. The policy of the Compensation Committee is that the total compensation of the executive officers should generally be comparable to the median compensation paid by the Company's peer companies to officers performing comparable functions. However, it has not been the Compensation Committee's policy to adopt a rigid formula or benchmark system related to peer company compensation practices.

### *Compensation-Setting Process*

Generally, the Compensation Committee reviews the compensation of our executive officers in the early part of each fiscal year and takes action at that time to set base salaries and variable compensation for the current year. In setting our executive officers' total compensation, the Compensation Committee considers individual and company performance, as well as compensation surveys and other market information regarding compensation paid by comparable companies, including our industry peers. The Compensation Committee considers the grant of equity awards to all of our executive and non-executive officers at the same time, once a year, usually in July or August.

In its annual review of compensation for GSI Technology's executive officers, the Compensation Committee has considered compensation data and analyses assembled and prepared by the Committee and our Human Resources staff. The Chief Executive Officer provides the Compensation Committee with a review of each of the other executive officer's individual performance and contributions over the past year and makes recommendations regarding their compensation, which the Compensation Committee considers. In making compensation decisions, our Chief Executive Officer and our Compensation Committee have considered the Company's financial performance as well as the experience level and contributions of the individual executive officer, the role and responsibilities of the executive officer and market factors.

The Compensation Committee has the authority to engage its own consultants and advisors to assist it in carrying out its responsibilities. The Compensation Committee periodically retains compensation consultants in connection with its annual review of executive officer compensation. In accordance with such policy, the Compensation Committee has engaged the services of Compensia, Inc. ("Compensia"), an independent national compensation consulting firm, to assist it in connection with its annual review and determination of executive officer compensation. Compensia was most recently engaged in connection with the Compensation Committee's annual review and determination of executive officer compensation for fiscal 2022. Pursuant to the usual terms of engagement, Compensia is directed to assist with the selection of the peer group and then, using such peer group, provide a competitive assessment of executive officer compensation to the Compensation Committee and a similar assessment of director compensation programs to the Nominating and Governance Committee. The Compensation Committee has assessed the independence of Compensia pursuant to applicable SEC rules and concluded that no conflicts of interest existed that would affect Compensia's independence in providing services and advice to the Compensation Committee. The Compensation Committee did not retain the services of compensation consultants in connection with its annual review and determination of executive officer compensation for fiscal 2023, 2024, 2025 or 2026.

At our annual meetings of stockholders, we provide our stockholders the opportunity to vote to approve, on an advisory basis, the compensation of our named executive officers for the previous fiscal year, as disclosed in the proxy statement for the meeting (commonly referred to as a "Say-on-Pay" vote). These stockholder advisory votes are held after the Compensation Committee has determined the compensation to be paid to our executive officers for the fiscal year in question. Accordingly, the Compensation Committee cannot take such results into account in determining executive compensation for that year. However, in its annual review of executive compensation, the Compensation Committee considers, among other things, the results of the stockholder Say-on-Pay vote for previous years.

### *Components of Compensation*

In order to align executive compensation with our compensation philosophy, our executive compensation package contains three principal components: (i) base salary, (ii) variable cash compensation and (iii) long-term stock-based incentive awards. Each component of our executive compensation program is designed to reward a different aspect of performance. The base salaries of our executive officers are initially set based on negotiation with the individual officers at the time of their recruitment. Once set, these base salaries are subject to annual review. Our variable cash compensation plans are intended to motivate and reward performance over the current fiscal year. Our equity award program is designed to provide long-term retention incentives through the use of options subject to time-based vesting. We also provide our executive officers a variety of benefits that are available generally to all salaried employees. The basic elements of our executive compensation package are generally the same among our named executive officers.

### *Fiscal 2026 Base Salary*

The base salaries of our executive officers are initially negotiated with the individual executive officer at the time of his or her recruitment or promotion and with reference to their experience, expected contribution, geographical location and market factors. Historically, the base salaries of our executive officers generally have been adjusted concurrently with our annual company-wide compensation review.

During the first quarter of fiscal 2026, the Compensation Committee conducted its annual review of executive compensation. In connection with its fiscal 2026 review, the Compensation Committee, with the assistance of our Chief Financial Officer, compiled data on the same group of peer companies identified with the assistance of Compensia in connection with the fiscal 2022 review, with the exception of five companies that were no longer public reporting companies (the "Fiscal 2026 Peer Companies"). The Fiscal 2026 Peer Companies include industry peers and similarly-sized companies in our broader industry group. The Fiscal 2026 Peer Companies were as follows:

| | | |
|---|---|---|
| Aehr Test Systems | Immersion Corporation | NVE Corporation |
| Amtech Systems, Inc. | inTEST Corporation | Pixelworks, Inc |
| AXT, Inc. | Kopin Corporation | QuickLogic Corporation |
| Everspin Technologies | Lantronix | |

In its annual review of executive compensation for fiscal 2026, the Compensation Committee took into account its general compensation philosophy and objectives, as described above, and various other considerations, including:

- available compensation data for the Fiscal 2026 Peer Companies;

- the Company's financial performance during fiscal 2025, including the impact of the challenging economic environment on the Company's revenues, lack of significant APU revenues and the Company's continuing operating losses;

- the outlook for the Company's fiscal 2026 financial performance; and

- management's recommendation that no increase in officers' base salaries over fiscal 2025 levels was deemed appropriate.

The Committee also noted that, by positive votes at the last eight annual meetings of stockholders, our stockholders had approved the compensation of our named executive officers. Partially in recognition of this positive stockholder feedback, the Committee adopted a compensation package for fiscal 2026 having the same basic structure as the compensation packages that had been adopted for previous years.

On the basis of its review, in the first quarter of fiscal 2026 the Compensation Committee concluded both that executive officer base salaries would not be increased for fiscal 2026, and that executive officer base salaries would continue to reflect the reductions implemented as part of the Company's November 2022 cost reduction initiatives. The fiscal 2026 base salaries of the named executive officers were as follows:

| Name | Title | Fiscal 2026 Base Salary | Percentage Increase over Fiscal 2025 Base Salary |
|---|---|---|---|
| Lee-Lean Shu  . . . . . . . | President and Chief Executive Officer | $431,912[1] | — |
| Patrick Chuang  . . . . . . | Senior Vice President, Memory Design | $359,290[2] | — |
| Didier Lasserre  . . . . . . | Vice President, Sales | $322,712[3] | — |

(1)  In connection with the Company's cost reduction initiatives announced in November 2022, Mr. Shu accepted a 30% reduction in payment of his annual base salary. Since December 1, 2022, the actual annual salary paid to Mr. Shu has been $302,339.

(2)  In connection with the Company's cost reduction initiatives announced in November 2022, Mr. Chuang accepted a 10% reduction in payment of his annual base salary. Since December 1, 2022, the actual salary paid to Mr. Chuang has been $323,361.

(3)  In connection with the Company's cost reduction initiatives announced in November 2022, Mr. Lasserre accepted a 10% reduction in payment of his annual base salary. Since December 1, 2022, the actual annual salary paid to Mr. Lasserre has been $290,441.

### 2026 Variable Compensation Plan

Under our compensation policy, a significant component of each executive officer's potential annual compensation takes the form of a performance-based cash bonus. On May 27, 2025, the Compensation Committee adopted the 2026 Variable Compensation Plan, which was similar in structure to previous variable compensation plans for the Company's executive officers. The 2026 Variable Compensation Plan was designed to encourage performance and retention of eligible employees by providing cash bonus awards based on the achievement of performance criteria based on net SRAM revenues and a target for Associative Processing Unit (APU) net revenue and/or R&D funding recorded as offset to R&D expense, all determined in accordance with United States generally accepted accounting principles. Each of our executive officers was eligible to participate in the 2026 Variable Compensation Plan. Certain non-executive officers were also eligible to participate.

Under the 2026 Variable Compensation Plan, each participant had a designated target bonus. The target bonus for Lee-Lean Shu, our President, Chief Executive Officer and Chairman, was $275,000, and the target bonus for each of our other executive officers was $137,500. If the target financial goals were exceeded, actual bonus awards payable to participants in the 2026 Variable Compensation Plan could have been up to two times their target bonuses. There was no threshold or minimum amount payable under the 2026 Variable Compensation Plan. The Compensation Committee considered the critical role of Mr. Shu, our President and Chief Executive Officer, in our long-term success when determining his target bonus amount. The use of the same target bonus amount for each of our other named executive officers reflected the Compensation Committee's desire to encourage a team approach by treating our executive officers equally with respect to bonus opportunities. The target for APU net revenue and/or R&D funding recorded as offset to R&D expense was not met in fiscal 2026. For fiscal 2026, our net SRAM revenues were 94.9% of the target in the 2026 Variable Compensation Plan. The net SRAM revenues bonus earned by our executive officers in fiscal 2026 was 87.2% of the net SRAM revenues target bonus under the 2026 Variable Compensation Plan.

Original target bonus amounts for each of the named executive officers under the 2026 Variable Compensation Plan and the bonuses actually earned under the plan for their services during fiscal 2026 were as follows:

| Name | Fiscal 2026 Target Bonus | Fiscal 2026 Bonus Earned |
| --- | --- | --- |
| Lee-Lean Shu | $275,000 | $47,931 |
| Patrick Chuang | $137,500 | $23,966 |
| Didier Lasserre | $137,500 | $23,966 |

The 2026 Variable Compensation Plan provided that any bonus awards paid would be subject to vesting based on the participant's continued employment with the Company, with 60% becoming vested and payable on the last business day in April 2026 and 20% becoming vested and payable on the last business day in April of each of the succeeding two years.

### Total Fiscal 2026 Cash Compensation

The total cash compensation of each of our named executive officers for fiscal 2026 was:

| Name | Principal Position | Fiscal 2026 Base Salary | Fiscal 2026 Total Cash Compensation Earned |
| --- | --- | --- | --- |
| Lee-Lean Shu | President and Chief Executive Officer | $431,912 | $350,270[1] |
| Patrick Chuang | Senior Vice President, Memory Design | $359,290 | $347,327[2] |
| Didier Lasserre | Vice President, Sales | $322,712 | $319,780[3] |

(1) In connection with the Company's cost reduction initiatives announced in November 2022, Mr. Shu accepted a 30% reduction in his annual base salary. Effective December 1, 2022, Mr. Shu's annual salary is $302,339. Includes incentive compensation of $47,931 earned under the 2026 Variable Compensation Plan.

(2) In connection with the Company's cost reduction initiatives announced in November 2022, Mr. Chuang accepted a 10% reduction in his annual base salary. Effective December 1, 2022, Mr. Chuang's annual salary is $323,361. Includes incentive compensation of $23,966 earned under the 2026 Variable Compensation Plan.

(3) In connection with the Company's cost reduction initiatives announced in November 2022, Mr. Lasserre accepted a 10% reduction in his annual base salary. Effective December 1, 2022, Mr. Lasserre's annual salary is $290,441. Fiscal 2026 cash compensation earned includes an annual car allowance of $5,400. Includes incentive compensation of $23,966 earned under the 2026 Variable Compensation Plan.

### Long-Term Incentive Compensation

We utilize stock option awards as a primary component of compensation for our executive officers, with the objective of strengthening the mutuality of interests between the executive officers and our stockholders. These grants are designed to provide each executive with a significant incentive to manage from the perspective of an owner with an equity stake in our company. All stock options granted to our employees, including named executive officers, and to our directors have exercise prices equal to the fair market value of our common stock on the grant date. Our policies and procedures for the grant of stock-based awards provide that all options and other stock-based awards are generally to be granted by the Compensation Committee and, except in special circumstances, all grants are to be made at regular quarterly meetings of the Compensation Committee. Accordingly, option grants to new employees hired since the previous quarterly meeting and annual grants to continuing employees with anniversary dates subsequent to the previous meeting are made each quarter. Consistent with the Company's historical practice and the timing of the regularly scheduled meetings of the Compensation Committee, the effective date of each quarterly grant is the later of the second trading day following the public announcement of our financial results for the preceding quarter or the date of the meeting at which the grant is approved. Because such meetings occur after the release of our quarterly financial results but prior to the filing of our periodic reports, the following table presents information regarding options issued to our named executive officers in fiscal 2026 during any period beginning four business days before the filing of a (i) periodic report or (ii) current report disclosing material non-public information and ending one business day after the filing or furnishing of such report with the SEC. The Company's practice is to not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

| Name | Grant Date | Number of Securities Underlying Award | Exercise Price of the Award | Grant Date Fair Value of the Award | Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of material nonpublic information and the trading day beginning immediately following the disclosure of material nonpublic information |
|---|---|---|---|---|---|
| Lee-Lean Shu | August 4, 2025 | 100,000 | $3.96 | $309,000 | N/A[1] |
| Patrick Chuang | August 4, 2025 | 40,000 | $3.96 | $123,600 | N/A[1] |
| Didier Lasserre | August 4, 2025 | 40,000 | $3.96 | $123,600 | N/A[1] |
| Lee-Lean Shu | February 2, 2026 | 150,000 | $7.23 | $898,500 | N/A[2] |
| Patrick Chuang | February 2, 2026 | 20,000 | $7.23 | $119,800 | N/A[2] |
| Didier Lasserre | February 2, 2026 | 20,000 | $7.23 | $119,800 | N/A[2] |

(1)  The percentage change in the closing market price of the Company's common stock from $3.31 on August 7, 2025, the trading day immediately preceding the filing date of the Form 10-Q, to $3.13 on August 11, 2025, the next trading day following the filing date of the Form 10-Q, was -5.44%.

(2)  The percentage change in the closing market price of the Company's common stock from $6.10 on February 5, 2026, the trading day immediately preceding the filing date of the Form 10-Q, to $6.37 on February 9, 2026, the next trading day following the filing date of the Form 10-Q, was 4.43%.

The Compensation Committee considers the grant of equity awards to all of our executive and non-executive officers at the same time, once a year, usually in July or August. During fiscal 2026, the Compensation Committee approved grants to our named executive officers of options to purchase the following number of shares of our common stock:

| Name | Shares |
|---|---|
| Lee-Lean Shu | 400,000 |
| Patrick Chuang | 80,000 |
| Didier Lasserre | 80,000 |

Unlike options granted to our non-officer employees, which vest in four annual installments, options granted to our executive and non-executive officers generally vest in their entirety four years after the anniversary date of the officer's commencement of employment that is closest to the date of grant, subject to the officer's continued service. Options granted in May 2025 and February 2026 in recognition of the reduced salary levels vest on the anniversary of the salary reduction. Each of these option grants provides a return to the officer only if he remains employed by us during the respective vesting period, and then only if the market price of the shares appreciates over the option term. The Compensation Committee believes the four-year vesting schedule deters risk taking and further focuses management on building long-term stockholder value. The value of the shares subject to the fiscal 2026 option grants to named executive officers are reflected in the "Summary Compensation Table" below, and further information about these grants is contained in the "Fiscal 2026 Grants of Plan-Based Awards" table below.

### *Executive Retention and Severance Plan*

On September 30, 2014, the Compensation Committee adopted the Executive Retention and Severance Plan (the "Retention Plan"), and on each of August 29, 2017 and August 27, 2020, the Compensation Committee extended the term of the Retention Plan by an additional three years. On September 12, 2023, the Compensation Committee extended the term of the Retention Plan by an additional one year such that the Retention Plan would expire on September 30, 2024. On August 22, 2024, the Compensation Committee amended and restated the Retention Plan in its entirety (the "Restated Retention Plan"). The terms of the Restated Retention Plan are substantially the same as the original Retention Plan, except that the Restated Retention Plan provides that service to the Company after September 30, 2024 will not factor into the calculation of a participant's Base Salary Severance Period (as defined in the Restated Retention Plan). A participant's Base Salary Severance Period will be fixed at the greater of (i) eighteen months for a Chief Executive Officer or twelve months for an executive officer, and (ii) the Base Salary Severance Period equal to one month for each full or partial year of the participant's employment that was completed on or prior to September 30, 2024. Further, in the event of acceleration of equity awards pursuant to the Restated Retention Plan, time-based vesting restricted stock units shall be settled in full, and performance shares, performance stock units and similar stock-based compensation awards with multiple potential vesting levels shall, depending on the applicable level of performance, be settled at the greater of: (i) the target level of performance, or (ii) the applicable level of performance attained through the date of termination of employment. The Restated Retention Plan expires on September 30, 2027.

The purpose of the Restated Retention Plan is to mitigate some of the risk that exists for executives working in an environment where GSI Technology could be acquired or the subject of another transaction that would result in a change in its control. The severance benefits provided by the Restated Retention Plan are intended to encourage the continued dedication of our executive officers and key employees during a period of unrest, notwithstanding a possible change in control. The change in control arrangements are also intended to mitigate potential disincentives to the consideration of a transaction that would result in a change in control, particularly where the services of the participants may not be required by a potential acquirer.

The Restated Retention Plan and amounts potentially payable thereunder are described in more detail below under "Potential Payments Upon Change of Control."

### *Inter-Relationship of Components of Compensation Packages*

The Compensation Committee has adopted a policy that the aggregate compensation of our executive officers (composed of base compensation, variable cash compensation and equity awards) should approximate the median aggregate compensation paid by our peer companies to officers performing comparable functions. Except for this policy, the various components of our executive officers' compensation generally are not inter-related. Adjustments to our executive officers' base compensation are primarily based on our financial performance, our annual company-wide compensation survey and review of peer company compensation levels. As we have relied on long-term equity incentives for a portion of our total compensation package, option grants for our executive officers are generally considered each year. If the value of options that are granted in one year is reduced due to a reduction in the value of the underlying common stock, the size of the option grants for the next year are not affected. Similarly, if the value of previously granted options increases significantly, the amount of compensation to be awarded for the next year is not affected. While the Compensation Committee has discretion to make exceptions to existing compensation arrangements, it has not approved any exceptions to such arrangements with regard to any named executive officers.

### *Other Benefits*

Our executive officers are eligible to participate in all of our employee benefit plans, such as our medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our simplified employee pension plan, in each case on the same basis as our other employees. Aside from a $5,400 car allowance provided to Mr. Lasserre, there were no special benefits or perquisites provided to any named executive officer in fiscal 2026.

### *Accounting for Executive Compensation*

We account for equity compensation paid to our employees under authorization guidance for stock-based compensation which requires us to measure and record an expense over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is incurred.

### *Tax Considerations*

We intend to consider the impact of Section 162(m) of the Internal Revenue Code in determining the mix of elements of future executive compensation. This section limits the deductibility of non-performance based compensation paid to each of our named executive officers (other than our Chief Financial Officer) to $1 million annually. The stock options granted to our executive officers have been intended to qualify as performance-based compensation exempt from the limitation on deductibility. As a result of changes in December 2017 to federal tax laws, we expect that stock options granted or other compensation provided under arrangements entered into or materially modified after November 2, 2017 generally will not be deductible to the extent they result in compensation to certain executive officers that exceeds $1 million in any one year for any such officer. Due to uncertainties as to the application and interpretation of Section 162(m), including the scope of the transition relief under the legislation repealing the exemption the Section 162(m) deduction limit, no assurance can be given that compensation intended to satisfy the requirements for exemption in fact will do so. Salaries and bonuses do not qualify as performance-based compensation for purposes of Section 162(m).

### *Other Compensation-Related Policies*

The Company has adopted an insider trading policy that is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable exchange listing standards. Our insider trading policy applies to shares of our common stock held by our directors, officers and other employees, including shares issued pursuant to equity-based awards. The policy prohibits our directors, executive officers and other employees from, among other things:

- engaging in short sales of our stock;

- engaging in transactions in derivative securities involving our stock;

- hedging their ownership position in our stock; and

- holding our stock in a margin account or pledging our stock as collateral for a loan.

## Compensation Committee Report

We, the Compensation Committee of the Board of Directors of GSI Technology, Inc., have reviewed the Compensation Discussion and Analysis contained in this proxy statement and discussed it with management. Based on such review and discussions, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in GSI Technology, Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

THE COMPENSATION COMMITTEE

Elizabeth Cholawsky (Chair)
Haydn Hsieh
Ruey L. Lu

**Summary Compensation Table**

The following table sets forth information concerning the compensation earned during the fiscal years ended March 31, 2026 and 2025 by our Chief Executive Officer and our two other most highly compensated executive officers, determined as of March 31, 2026:

| Name and Principal Position | Year | Salary ($) | Option Awards ($)[1] | Non-Equity Incentive Plan Compensation ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|
| Lee-Lean Shu. . . . . . . . . . . . . . . . . | 2026 | 302,339 | 1,639,500 | 47,931[2] | — | 1,989,770 |
| President and Chief Executive Officer | 2025 | 302,339 | 212,000 | 54,828 | — | 569,167 |
| Patrick Chuang . . . . . . . . . . . . . . . . | 2026 | 323,361 | 301,000 | 23,966[3] | — | 648,327 |
| Senior Vice President, Memory Design | 2025 | 323,361 | 84,800 | 27,414 | — | 435,575 |
| Didier Lasserre. . . . . . . . . . . . . . . . . | 2026 | 290,441 | 301,000 | 23,966[3] | 5,400[4] | 620,807 |
| Vice President, Sales | 2025 | 290,441 | 84,800 | 27,414 | 5,400[4] | 408,055 |

(1) As required by SEC rules, amounts shown in the column entitled "Option Awards" present the aggregate grant date fair value of option grants made each year computed in accordance with authoritative guidance. These amounts do not reflect whether the recipient has actually realized or will realize a financial benefit from the option award. The assumptions used with respect to the valuation of option grants are set forth in Note 11 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026. Under generally accepted accounting principles, compensation expense with respect to option awards granted to our employees and directors is generally recognized over the vesting periods applicable to the awards.

(2) Earned under the 2026 Variable Compensation Plan, of which $28,759 was paid in June 2026, $9,586 will be vested and payable on the last day of April 2027 and $9,586 will be vested and payable on the last day of April 2028.

(3) Earned under the 2026 Variable Compensation Plan, of which $14,380 was paid in June 2026, $4,793 will be vested and payable on the last day of April 2027 and $4,793 will be vested and payable on the last day of April 2028.

(4) Represents Mr. Lasserre's car allowance of $5,400.

**Grants of Plan-Based Awards**

The following table sets forth certain information with respect to plan-based awards granted during the fiscal year ended March 31, 2026 to our named executive officers:

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($) | Grant Date Fair Value of Option Awards ($)[2] |
|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | | | |
| Lee-Lean Shu . . . . . . . . . . . . . | 5/5/25 | — | 275,000 | 550,000 | 150,000[3] | 3.68 | 432,000 |
| | 8/4/25 | | | | 100,000[4] | 3.96 | 309,000 |
| | 2/2/26 | | | | 150,000[5] | 7.23 | 898,500 |
| Patrick Chuang . . . . . . . . . . . | 5/5/25 | — | 137,500 | 275,000 | 20,000[6] | 3.68 | 57,600 |
| | 8/4/25 | | | | 40,000[7] | 3.96 | 123,600 |
| | 2/2/26 | | | | 20,000[8] | 7.23 | 119,800 |
| Didier Lasserre. . . . . . . . . . . | 5/5/25 | — | 137,500 | 275,000 | 20,000[9] | 3.68 | 57,600 |
| | 8/4/25 | | | | 40,000[10] | 3.96 | 123,600 |
| | 2/2/26 | | | | 20,000[11] | 7.23 | 119,800 |

(1)  Represents the range of potential cash bonuses payable under the 2026 Variable Compensation Plan, as more fully described above under "Compensation Discussion and Analysis — 2026 Variable Compensation Plan." There was no threshold or minimum amount payable under the Plan.

(2)  Reflects the grant date fair value of each equity award in accordance with authoritative guidance. The assumptions used in the calculation of this amount are included in Note 11 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended March 31, 2026.

(3)  Option granted pursuant to the 2016 Equity Incentive Plan. This option vested 100% on December 1, 2025.

(4)  Option granted pursuant to the 2016 Equity Incentive Plan. This option vests 100% on April 13, 2029.

(5)  Option granted pursuant to the 2016 Equity Incentive Plan. This option vests 100% on December 1, 2026.

(6)  Option granted pursuant to the 2016 Equity Incentive Plan. This option vested 100% on December 1, 2025.

(7)  Option granted pursuant to the 2016 Equity Incentive Plan. This option vests 100% on June 2, 2029.

(8)  Option granted pursuant to the 2016 Equity Incentive Plan. This option vests 100% on December 1, 2026.

(9)  Option granted pursuant to the 2016 Equity Incentive Plan. This option vested 100% on December 1, 2025.

(10) Option granted pursuant to the 2016 Equity Incentive Plan. This option vests 100% on May 3, 2029.

(11) Option granted pursuant to the 2016 Equity Incentive Plan. This option vests 100% on December 1, 2026.

**Outstanding Equity Awards at Fiscal Year-End**

The following table sets forth certain information with respect to the value of all unexercised options previously awarded to our named executive officers as of March 31, 2026:

| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date |
|---|---|---|---|---|
| Lee-Lean Shu . . . . . . . . . . . . . . . . . . . . . | 32,749 | — | 4.99 | 8/1/26 |
| | 100,000 | — | 7.26 | 7/31/27 |
| | 100,000 | — | 6.70 | 7/30/28 |
| | 100,000 | — | 8.30 | 7/29/29 |
| | 100,000 | — | 5.83 | 8/3/30 |
| | 100,000 | — | 5.58 | 8/2/31 |
| | — | 100,000[1] | 4.08 | 8/1/32 |
| | 150,000 | — | 2.27 | 12/2/32 |
| | — | 100,000[2] | 4.39 | 7/31/33 |
| | 150,000 | — | 1.92 | 1/29/34 |
| | — | 100,000[3] | 2.94 | 7/29/34 |
| | 150,000 | — | 3.68 | 5/5/35 |
| | — | 100,000[4] | 3.96 | 8/4/35 |
| | — | 150,000[5] | 7.23 | 2/2/36 |
| Patrick Chuang. . . . . . . . . . . . . . . . . . | 40,000 | — | 7.26 | 7/31/27 |
| | 40,000 | — | 6.70 | 7/30/28 |
| | 40,000 | — | 8.30 | 7/29/29 |
| | 40,000 | — | 5.83 | 8/3/30 |
| | — | 40,000[6] | 4.08 | 8/1/32 |
| | — | 40,000[7] | 4.39 | 7/31/33 |
| | — | 40,000[8] | 2.94 | 7/29/34 |
| | — | 40,000[9] | 3.96 | 8/4/35 |
| | — | 20,000[5] | 7.23 | 2/2/36 |
| Didier Lasserre . . . . . . . . . . . . . . . . . . | 30,000 | — | 4.99 | 8/1/26 |
| | 30,000 | — | 7.26 | 7/31/27 |
| | 40,000 | — | 6.70 | 7/30/28 |
| | 40,000 | — | 8.30 | 7/29/29 |
| | 40,000 | — | 5.83 | 8/3/30 |
| | 40,000 | — | 5.58 | 8/2/31 |
| | — | 40,000[10] | 4.08 | 8/1/32 |
| | 20,000 | — | 2.27 | 12/2/32 |
| | — | 40,000[11] | 4.39 | 7/31/33 |
| | 20,000 | — | 1.92 | 1/29/34 |
| | — | 40,000[12] | 2.94 | 7/29/34 |
| | 20,000 | — | 3.68 | 5/5/35 |
| | — | 40,000[13] | 3.96 | 8/4/35 |
| | — | 20,000[5] | 7.23 | 2/2/36 |

(1)  Option vested 100% on April 13, 2026.

(2)  Option vests 100% on April 13, 2027.

(3)  Option vests 100% on April 13, 2028.

(4)  Option vests 100% on April 13, 2029.

(5)  Option vests 100% on December 1, 2026.

(6)  Option vested 100% on June 2, 2026.

(7)  Option vests 100% on June 2, 2027.

(8)  Option vests 100% on June 2, 2028.

(9)  Option vests 100% on June 2, 2029.

(10) Option vested 100% on May 3, 2026

(11) Option vests 100% on May 3, 2027.

(12) Option vests 100% on May 3, 2028.

(13) Option vests 100% on May 3, 2029.

## Option Exercises and Stock Vested During Last Fiscal Year

The following table sets forth information regarding options exercised by our named executive officers during the fiscal year ended March 31, 2026.

### Fiscal 2026 Option Exercises

| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] |
|---|---|---|
| Lee-Lean Shu .............................. | 67,251 | 338,050 |
| Patrick Chuang ............................ | 140,000 | 637,802 |

(1)  The value realized on exercise represents the difference between the exercise price and the sale price of the shares on the date of exercise, if the shares were sold, or the difference between the exercise price and the closing price on the day of exercise for shares exercised and held.

We have not made any direct grants of stock awards to any of our employees. Accordingly, there was no vesting of restricted stock held by any named executive officers during the fiscal year ended March 31, 2026.

## Potential Payments Upon Change of Control

Our executive officers, including our named executive officers, are eligible to participate in the Restated Retention Plan. Participants in the Restated Retention Plan are entitled to receive severance benefits upon an "involuntary termination" of their employment other than for "cause" or a voluntary termination for "good reason" during a period beginning two months prior to and ending two years following a "change in control," as such terms are defined in the Restated Retention Plan.

Benefits payable under the Restated Retention Plan consist of the following (in addition to all other compensation and benefits accrued at the time of the participant's termination):

• A lump sum cash payment equal to: (i) the greater of 18 months of base salary or one month's salary for each full or partial year of service for the Chief Executive Officer; (ii) the greater of 12 months of base salary or one month's salary for each full or partial year of service for other executive officers; and (iii) 12 months of base salary or such lesser amount as the Compensation Committee may specify for other participants. Service to the Company after September 30, 2024 will not factor into the calculation of a participant's Base Salary Severance Period (as defined in the Restated Retention Plan). The participant's Base Salary Severance Period will be fixed at the greater of (i) eighteen months for a Chief Executive Officer or twelve months for an Executive Officer, and (ii) the Base Salary Severance Period equal to one month for each full or partial year of the Participant's employment that was completed on or prior to September 30, 2024.

• a lump sum cash payment of all bonuses earned by the participant in prior fiscal years but not vested and payable at the time of termination;

- a lump sum cash payment of the pro rata portion of the participant's bonus or anticipated bonus for the fiscal year in which the termination occurs (calculated as provided in the Plan) and 150% of such amount in the case of the Chief Executive Officer;

- Medical, dental, vision and life insurance benefits for the same period covered by the participant's base salary benefit; and

- 100% acceleration of the participant's equity awards assumed by an acquirer in connection with a change in control, effective upon termination (100% acceleration effective upon the change in control for awards not assumed).

Benefits under the Restated Retention Plan are subject to withholding of applicable income and employment taxes. Participants are not entitled to any tax "gross up" in respect of excise taxes, if any, that might arise under the "parachute payment" provisions of the Internal Revenue Code and may be subject to a reduction in benefits if any such excise tax were applicable and the reduced benefit would maximize the net after-tax payment to the participant.

No severance or change of control payments were made to any of our executive officers in fiscal 2026.

The following table summarizes amounts that would have been payable to our named executive officers upon a termination of their employment qualifying for benefits under the Restated Retention Plan, assuming that such termination had occurred on March 31, 2026:

| | Cash Severance Payment | | | | |
| Name | Based on Salary | Based on Bonus | Continued Health Benefits[1] | Acceleration of Stock Options[2] | Total |
|---|---|---|---|---|---|
| Lee-Lean Shu . . . . . . . . . . . . . . | $1,079,780 | $111,644 | $104,631 | $1,656,412 | $2,952,467 |
| Patrick Chuang . . . . . . . . . . . . . | 479,053 | 43,839 | 52,492 | 207,600 | 782,984 |
| Didier Lasserre . . . . . . . . . . . . . | 726,102 | 43,839 | 129,686 | 363,100 | 1,262,727 |

(1) Represents the aggregate premium payments required to provide continued health insurance coverage under COBRA, based on the officer's health insurance coverage in effect as of March 31, 2026.

(2) The value of the acceleration of stock options is calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the fair market value of a share of our common stock on March 31, 2026 ($5.14) and the per share exercise price of the unvested shares subject to acceleration.

## Compensation of Directors

Our policy for the compensation of non-employee directors provides that non-employee directors are entitled to receive annual cash retainers as follows:

| | |
|---|---|
| Board | $40,000 |
| Lead Director | $20,000 |
| Audit Committee: | |
| • Chair | $20,000 |
| • Other Members | $7,500 |
| Compensation Committee: | |
| • Chair | $10,000 |
| • Other Members | $5,000 |
| Nominating and Governance Committee: | |
| • Chair | $7,500 |
| • Other Members | $3,000 |

Pursuant to the terms of our option grant policy, each non-employee director receives an option to purchase a number of shares of our common stock having a fair market value equal to the aggregate amount of the annual cash retainer payable to such director for service on the Board and its committees.

The table below summarizes the compensation we paid to our directors that are not named executive officers for the fiscal year ended March 31, 2026 with respect to their services as a director.

| Name | Fees Earned or Paid in Cash ($) | Option Awards ($)[1][2][3] | Total ($) |
|---|---|---|---|
| Jack A. Bradley | 34,239 | — | 34,239 |
| Elizabeth Cholawsky | 72,674 | 66,052 | 138,726 |
| Haydn Hsieh | 52,500 | 43,080 | 95,580 |
| Ruey L. Lu | 50,739 | 43,080 | 93,819 |
| Ronald R. Steger | 38,348 | 51,692 | 90,040 |

(1) Valuation based on the dollar amount recognized during fiscal 2026 for financial statement reporting purposes pursuant to authoritative guidance, giving effect to service based vesting conditions, but disregarding the estimate of forfeitures related to such vesting conditions. These amounts do not reflect whether the recipient has actually realized or will realize a financial benefit from the option award. The assumptions used with respect to the valuation of option grants are set forth in Note 11 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

(2) On November 3, 2025, Dr. Cholawsky, Mr. Hsieh, Mr. Lu and Mr. Steger were granted options to purchase 8,298, 5,412, 5,412 and 6,494 shares, respectively, that will be fully vested on August 15, 2026. The grant date fair value of each of these options was $66,052, $43,080, $43,080 and $51,692, respectively.

(3) As of March 31, 2026, each director that is not a named executive officer had the following number of shares underlying outstanding options: Dr. Cholawsky: 112,189; Mr. Hsieh: 126,424; Mr. Lu: 116,050; and Mr. Steger: 6,494.

### Equity Compensation Plan Information

We currently maintain three compensation plans that provide for the issuance of our common stock to officers and other employees, directors and consultants. These consist of the 2007 Equity Incentive Plan, the 2016 Equity Incentive Plan (the "2016 Plan") and the 2007 Employee Stock Purchase Plan (the "Purchase Plan"), each of which has been approved by stockholders. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of March 31, 2026:

| Plan Category | Number of shares to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by stockholders | 7,085,134 | $5.25 | 2,479,982[1][2] |

(1) Includes 516,587 shares available for future issuance under the Purchase Plan.

(2) A total of 10,000,000 shares of common stock have been authorized and reserved for issuance under the 2016 Plan, of which 1,963,395 were available for grant as of March 31, 2026. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2016 Plan and in

outstanding awards to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2016 Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2016 Plan.

# PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following: (1) tabular executive compensation disclosure for our principal executive officer, our other named executive officers, and company performance for the fiscal years listed below and (2) additional disclosure relative to the relationship between the "Compensation Actually Paid" set forth in the Pay versus Performance Table and each of the performance metrics set forth in the Pay versus Performance Table, in each case over our fiscal years ending March 31 of 2024, 2025, and 2026.

Our Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown. For further information concerning our pay-for-performance philosophy and how we structure our executive compensation to drive and reward performance, refer to the section entitled "Executive Compensation". The amounts shown for "Compensation Actually Paid" have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by our principal executive officer ("PEO") or other named executive officers ("NEOs") for any of the periods listed. These amounts reflect Summary Compensation Table total compensation with certain adjustments as described in the following table and footnotes.

**Pay Versus Performance**

| Year[1] | Summary Compensation Table Total for our PEO[2] | Compensation Actually Paid to our PEO[3] | Average Summary Compensation Table Total for our NEOs[2] | Average Compensation Actually Paid to Non-PEO NEOs[4] | Total Stockholder Return (Value of $100 Initial Investment on 3/31/23)[5] | Net Income (Loss)[6] |
|---|---|---|---|---|---|---|
| 2026 . . . . . . . . . . | $1,989,770 | $3,117,872 | $634,567 | $1,086,281 | $299 | $(13,246,000) |
| 2025 . . . . . . . . . . | $ 569,167 | $ 234,311 | $421,815 | $ 253,850 | $118 | $(10,639,000) |
| 2024 . . . . . . . . . . | $ 873,636 | $1,752,432 | $493,866 | $ 816,008 | $198 | $(20,087,000) |

(1) Lee-Lean Shu served as the Company's PEO, and Didier Lasserre and Patrick Chuang served as our non-PEO NEOs, for the entirety of our fiscal years ending March 31 of 2024, 2025, and 2026.

(2) Amounts reported in these columns represent (i) the total compensation reported in the Summary Compensation Table for the indicated fiscal year in the case of Lee-Lean Shu and (ii) the average of the total compensation reported in the Summary Compensation Table for the NEOs in the indicated year for such years.

(3) Amounts reported in this column represent the compensation actually paid to our PEO for the indicated fiscal year, as calculated under Item 402(v) of Regulation S-K based on his total compensation reported in the Summary Compensation Table for the indicated fiscal years and adjusted as shown in the table below:

**PEO**

| +/- | | 2024 | 2025 | 2026 |
|---|---|---|---|---|
| | Summary Compensation Table – Total Compensation[a] . . . . . . . . . . . . . . . . . . . . . . . . . | $ 873,636 | $ 569,167 | $1,989,770 |
| - | Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year[b] . . . . . . . . . . . . . | $ 482,217 | $ 212,000 | $1,639,500 |
| + | Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year[c] . . . . . . . . . . . . . . . . . . | $ 627,224 | $ 138,096 | $1,058,802 |
| + | Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years[d] . . . . . . . . . . . . . . . . . . . . . . . . . | $ 528,280 | $(301,887) | $ 881,645 |

**PEO**

| +/- | | 2024 | 2025 | 2026 |
|---|---|---|---|---|
| + | Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year[(e)] | $ 0 | $ 0 | $ 784,569 |
| + | Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year[(f)] | $ 205,509 | $ 40,934 | $ 42,587 |
| - | Fair Value as of Prior Fiscal Year End of Stock Awards and Option Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year[(g)] | $ 0 | $ 0 | $ 0 |
| = | Compensation Actually Paid | $1,752,432 | $ 234,311 | $3,117,872 |

(a) Represents Total Compensation as reported in the Summary Compensation Table for the indicated fiscal year.

(b) Represents the aggregate grant date fair value of the option awards granted to our PEO during the indicated fiscal year, computed in accordance with FASB ASC Topic 718.

(c) Represents the aggregate fair value as of the indicated fiscal year-end of our PEO's outstanding and unvested option awards granted during such fiscal year, computed in accordance with FASB ASC Topic 718.

(d) Represents the aggregate change in fair value (measured from the prior fiscal year-end) during the indicated fiscal year of the outstanding and unvested option awards held by our PEO as of the last day of the indicated fiscal year, computed in accordance with FASB ASC Topic 718.

(e) Represents the aggregate fair value at vesting of the option awards that were granted to our PEO and vested during the indicated fiscal year (of which there were none for 2024 or 2025)

(f) Represents the aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each option award held by our PEO that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with FASB ASC Topic 718.

(g) Represents the aggregate fair value as of the last day of the prior fiscal year of our PEO's option awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year (of which there were none for 2024, 2025, or 2026)

(4) Amounts reported in this column represent the compensation actually paid to the NEOs in the indicated fiscal year, as calculated under Item 402(v) of Regulation S-K based on the average total compensation for such NEOs reported in the Summary Compensation Table for the indicated fiscal year and adjusted as shown in the table below:

**NEO Average**

| +/- | | 2024 | 2025 | 2026 |
|---|---|---|---|---|
| | Summary Compensation Table – Total Compensation[(a)] | $493,866 | $ 421,815 | $ 634,567 |
| - | Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year[(b)] | $139,725 | $ 84,800 | $ 301,000 |
| + | Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year[(c)] | $143,481 | $ 55,239 | $ 258,395 |
| + | Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years[(d)] | $211,312 | $(120,755) | $ 352,658 |

| +/- | | 2024 | 2025 | 2026 |
|---|---|---|---|---|
| + | Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year[(e)] . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 0 | $ 0 | $ 104,609 |
| + | Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year[(f)] . . . . . . . . . . . . . . . . | $107,074 | $ (17,649) | $ 37,051 |
| - | Fair Value as of Prior Fiscal Year End of Stock Awards and Option Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year[(g)] . . . . . . . . . . . . . . | $ 0 | $ 0 | $ 0 |
| = | Compensation Actually Paid . . . . . . . . . . . . . . . . | $816,008 | $ 253,850 | $1,086,281 |

_____

Please see footnote 1 for the Reported NEOs included in the average for each indicated fiscal year.

(a) Represents the average Total Compensation as reported in the Summary Compensation Table for the Reported NEOs in the indicated fiscal year.

(b) Represents the average aggregate grant date fair value of the option awards granted to the Reported NEOs during the indicated fiscal year, computed in accordance with FASB ASC Topic 718.

(c) Represents the average aggregate fair value as of the indicated fiscal year-end of the Reported NEOs' outstanding and unvested option awards granted during such fiscal year, computed in accordance with FASB ASC Topic 718.

(d) Represents the average aggregate change in fair value (measured from the prior fiscal year-end) during the indicated fiscal year of the outstanding and unvested option awards held by the Reported NEOs as of the last day of the indicated fiscal year, computed in accordance with FASB ASC Topic 718.

(e) Represents the average aggregate fair value at vesting of the option awards that were granted to the Reported NEOs and vested during the indicated fiscal year (of which there were none for 2024 or 2025).

(f) Represents the average aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each option award held by the Reported NEOs that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with FASB ASC Topic 718.

(g) Represents the average aggregate fair value as of the last day of the prior fiscal year of the Reported NEOs' option awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year (of which there were none for 2024, 2025, or 2026).

(5) Pursuant to Item 402(v) of Regulation S-K, this calculation assumes $100 was invested in our common stock on March 31, 2023, the last day of our fiscal year 2023, using the closing stock price at the end of that day. Historic stock price performance is not necessarily indicative of future stock price performance.

(6) The dollar amounts represent the amount of net income (loss) attributable to GSI Technology as reflected in our audited financial statements for the applicable fiscal year.

**Relationship Between Pay and Performance**

We believe "Compensation Actually Paid" over fiscal 2024, 2025, and 2026 is reflective of our Compensation Committee's emphasis on aligning pay and performance given "Compensation Actually

Paid" declined from 2024 to 2025, and subsequently increased from 2025 to 2026, in both cases largely driven by our stock price performance and the emphasis on equity compensation in our executive compensation program.

The following charts illustrate the relationship between pay and performance, as calculated per Item 402(v) of Regulation S-K:

**Compensation Actually Paid vs. TSR**





## Compensation Actually Paid vs. Net Income



# RELATED PERSON TRANSACTIONS

**Procedures for Approval of Related Person Transactions**

Pursuant to our Code of Business Conduct and Ethics and the Audit Committee Charter, our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are prohibited from entering into a related party transaction with us without the prior consent of our Audit Committee which reviews and approves any related party transactions.

We have entered into indemnification agreements with our officers and directors containing provisions that may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

**Other Transactions**

For information regarding the grant of stock options to our directors and executive officers, please see "Executive Compensation — Compensation of Directors" and "Executive Compensation — Grants of Plan-Based Awards, — Outstanding Equity Awards at Fiscal Year-End and — Potential Payments Upon Change of Control."

Proxy Statement

## PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP BY MANAGEMENT

The following table sets forth, as of June 30, 2026 certain information with respect to the beneficial ownership of GSI Technology's common stock by (i) each stockholder known by GSI Technology to be the beneficial owner of more than 5% of GSI Technology's common stock, (ii) each director and director nominee of GSI Technology, (iii) each executive officer named in the Summary Compensation Table, and (iv) all directors and executive officers of GSI Technology as a group:

| Beneficial Owner[1] | Number of Shares Beneficially Owned[2] | Percentage of Shares Beneficially Owned[3] |
|---|---|---|
| **Directors, Named Executive Officers and certain Executive Officers:** | | |
| Lee-Lean Shu[4] | 3,543,989 | 9.0 |
| Elizabeth Cholawsky[5] | 113,529 | * |
| Haydn Hsieh[6] | 147,424 | * |
| Ruey L. Lu[7] | 172,550 | * |
| Ronald R. Steger[8] | 6,494 | * |
| Patrick Chuang[9] | 95,166 | * |
| Didier Lasserre[10] | 600,907 | 1.6 |
| All executive officers and directors as a group (11 persons)[11] | 6,806,685 | 16.6 |

———————————

\*  Less than 1.0%

(1) The address for those individuals and entities not otherwise indicated is 1213 Elko Drive, Sunnyvale, California 94089. Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the other footnotes to this table.

(2) Under the rules of the SEC, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options.

(3) Calculated on the basis of 38,372,073 shares of common stock outstanding as of June 30, 2026, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after June 30, 2026 are deemed to be outstanding for the purpose of calculating that stockholder's percentage beneficial ownership.

(4) Includes: 950,000 shares issuable upon exercise of options that are exercisable within 60 days following June 30, 2026; 13,600 shares held by Mr. Shu's children; 530,939 shares held by Mr. Shu's spouse; and 67,033 shares issuable upon exercise of options held by his spouse that are exercisable within 60 days of June 30, 2026.

(5) Includes 112,189 shares issuable upon exercise of options that are exercisable within 60 days following June 30, 2026.

(6) Includes 126,424 shares issuable upon exercise of options that are exercisable within 60 days following June 30, 2026.

(7) Includes 116,050 shares issuable upon exercise of options that are exercisable within 60 days following June 30, 2026.

(8) Includes 6,494 shares issuable upon exercise of options that are exercisable within 60 days following June 30, 2026.

(9) Includes 80,000 shares issuable upon exercise of options that are exercisable within 60 days following June 30, 2026.

(10) Includes 290,000 shares issuable upon exercise of options that are exercisable within 60 days following June 30, 2026.

(11) Includes an aggregate of 2,718,190 shares issuable upon exercise of options that are exercisable within 60 days following June 30, 2026.

## STOCKHOLDER PROPOSALS TO BE PRESENTED
## AT NEXT ANNUAL MEETING

Stockholder proposals may be included in our proxy materials for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable SEC rules and our bylaws. For a stockholder proposal to be included in our proxy materials for the 2027 annual meeting in accordance with Rule 14a-8 under the Exchange Act and our bylaws, the proposal must be received at our principal executive offices, addressed to the Secretary, not later than March 18, 2027.

Submitting a stockholder proposal does not guarantee that we will include it in our proxy statement. Our Nominating and Governance Committee reviews all stockholder proposals and makes recommendations to the board for actions on such proposals. For information on qualifications of director nominees considered by our Nominating and Governance Committee, see the "Corporate Governance" section of this proxy statement.

## TRANSACTION OF OTHER BUSINESS

At the date of this Proxy Statement, the Board of Directors knows of no other business that will be conducted at the 2026 Annual Meeting other than as described in this Proxy Statement. If any other matter or matters are properly brought before the meeting, or any adjournment or postponement of the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

## ANNUAL REPORT ON FORM 10-K

A copy of our annual report on Form 10-K (without exhibits) for the fiscal year ended March 31, 2026 is being distributed along with this proxy statement. We refer you to such report for financial and other information about us, but such report is not incorporated in this proxy statement and is not deemed to be a part of the proxy solicitation material. It is also available on our website at *www.gsitechnology*.com. In addition, the report (with exhibits) is available at the SEC's website at *www.sec.gov*. You may also obtain a copy of our annual report without charge by sending a written request to 1213 Elko Drive, Sunnyvale, California 94089.

Douglas Schirle
*Secretary*

July 16, 2026

(This page has been left blank intentionally.)

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended March 31, 2026**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from          to**

**Commission File Number 001-33387**

# GSI Technology, Inc.
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **77-0398779** |
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |

**1213 Elko Drive**
**Sunnyvale, California 94089**
(Address of principal executive offices, zip code)

**(408) 331-8800**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Trading Symbol(s) | Name of Each Exchange on which Registered |
|---|---|---|
| Common Stock, $0.001 par value | GSIT | The Nasdaq Stock Market LLC |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒     Smaller reporting company ☒     Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on September 30, 2025, as reported on the Nasdaq Global Market, was approximately $96.2 million. Shares of the registrant's common stock held by each officer and director and each person who owns 10% or more of the outstanding common stock of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. As of May 31, 2026, there were 38,246,573 shares of the registrant's common stock issued and outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's definitive proxy statement for its 2026 annual meeting of stockholders are incorporated by reference into Part III hereof.

# GSI TECHNOLOGY, INC.

## 2026 FORM 10-K ANNUAL REPORT

## TABLE OF CONTENTS

## Forward-looking Statements

*In addition to historical information, this Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements involve substantial risks, uncertainties and potentially inaccurate assumptions. Forward-looking statements are identified by words such as "will," "may," "could," "likely," "ongoing," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "assume," "target," "forecast," "guidance," "goal," "objective," "aim," "seek," "potential," "hope" and other similar expressions. In addition, any statements which refer to expectations, projections, or other characterizations of future events or circumstances are forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, including those set forth in this report under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors," those described elsewhere in this report, and those described in our other reports filed with the Securities and Exchange Commission ("SEC"). Such factors may include, without limitation: our ability to commercialize our APU (as defined below) roadmap, including Gemini-II and development of Plato; reliance on sales of Very Fast SRAM (as defined below); evolving artificial intelligence regulation in the U.S., EU and other jurisdictions that could increase compliance costs, delay deployment or limit use cases; U.S. export controls and sanctions and dual-use or defense classifications; dependence on U.S. government funding and related risks from appropriations lapses or shutdowns; intense competition from substantially larger and better-resourced AI hardware providers; uncertainty in our addressable market estimates; single-source wafer supply from TSMC and reliance on outsourced assembly and testing; inflationary pressures and fluctuations in wafer, assembly and test costs; long sales and evaluation cycles; talent attraction and retention constraints; cybersecurity, data protection and systems issues affecting us or our partners; international geopolitical, trade and regulatory risks; natural disasters; and liquidity and capital needs. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update these forward-looking statements after the filing of this report. You are urged to review carefully and consider our various disclosures in this report and in our other reports publicly disclosed or filed with the SEC that attempt to advise you of the risks and factors that may affect our business.*

## PART I

### Item 1.   *Business*

### Overview

GSI Technology, Inc. ("GSI" or the "Company") is a semiconductor company pursuing a two-pronged business strategy. Our growth strategy centers on the commercialization of our proprietary associative processing unit ("APU") technology, which enables high-performance, low-power, compute-in-memory processing for artificial intelligence, high-performance computing, and search applications at the edge. We fund this development through our established legacy business designing and selling high-speed synchronous static random access memory ("SRAM") products, primarily for the networking and telecommunications, test and measurement, and military/defense and aerospace markets. We operate under a fabless manufacturing model and are headquartered in Sunnyvale, California, with additional operations in Taiwan and Israel.

Our APU family of products delivers in-place associative computing capabilities in a compact, low-power form factor, making them well suited for the expanding market for physical artificial intelligence ("AI") at the edge. The APU has demonstrated industry-leading time-to-first-token performance in multi-modal vision language models ("VLMs"), a capability that is critical for real-time situational awareness in physical AI applications. We believe this performance advantage, combined with our proven low-power architecture, positions the APU for broad applicability as edge AI adoption accelerates. In addition, we have demonstrated APU use cases in synthetic aperture radar ("SAR") image processing, fast vector search of very large databases, computer vision, drug discovery, and cybersecurity. Together, these capabilities enable multi-workload processing within size, weight, and power constrained environments. Revenue from our APU line has not been material to date.

We remain committed to our established synchronous SRAM business, which generates revenue that supports our APU development. We offer what we believe is the broadest portfolio of high-density, high-performance synchronous SRAM products in the market. These products are used in test and measurement equipment, high-performance networking and telecommunications infrastructure, and military/defense and aerospace applications. We maintain long-term relationships with leading original equipment manufacturer ("OEM") customers, including KYEC, Cadence Design Systems, and Nokia. In addition, we serve the military/defense and aerospace markets with radiation-tolerant and radiation-hardened space-grade SRAMs, as well as APU-based solutions for applications such as SAR image processing.

We operate under a fabless business model, outsourcing wafer fabrication, assembly, and testing. This model allows us to focus our resources on research and development, product design, and marketing while gaining access to advanced process technologies with modest capital investment and fixed costs.

GSI's fiscal year 2026 net revenue increased by 22% compared to net revenue in fiscal year 2025, reflecting strong SRAM sales to chip design and simulation customers. GSI's gross margin increased by 5% compared to the prior fiscal year primarily reflecting a favorable mix weighted toward higher-margin SRAM products.

We have been awarded four contracts under the U.S. Department of Defense Small Business Innovation Research ("SBIR") program to develop and demonstrate applications of our APU compute-in-memory architecture for military and space customers. All milestones under these contracts were completed as of March 31, 2026, except for certain amended milestones under the Space Development Agency agreement described below and the US Army xTECH agreement described below. Aggregate payments received under these contracts totaled approximately $557,000 and $1.6 million in fiscal 2025 and 2026, respectively. While these contracts validated the performance of our APU architecture in defense applications, they have not yet resulted in follow-on production contracts or material commercial revenues from the underlying technology.

**Space Development Agency — SBIR Direct to Phase II (Prototype Agreement) — $2.0 million**.

Development of next-generation APU2 compute-in-memory integrated circuit for space-based edge processing, including radiation-hardened capability assessment. The agreement was originally valued at $1.25 million and was amended in September 2025 to increase the total award to $2.0 million. All original milestones were completed as of March 31, 2026. Milestone payments of $435,000, $318,000, and $496,000 were received in fiscal 2024, 2025, and 2026, respectively.

**AFWERX / U.S. Air Force Research Laboratory ("AFRL") — SBIR Direct to Phase II — $1.1 million.**

Development and demonstration of high-data computation use cases using the Gemini APU for AFRL, including in-aircraft search and rescue, object detection, moving target indication, change detection, and GPS-denied navigation. All milestones were completed as of March 31, 2026. Milestone payments of $157,000 and $983,000 were received in fiscal 2025 and 2026, respectively.

**U.S. Army (DoD SBIR) — SBIR Phase II — Up to $250,000.**

Development of edge computing AI solutions using Gemini-II, including feasibility assessment of integrating 1-bit Large Language Models for low-power, low-latency military applications. All milestones were completed as of March 31, 2026. Milestone payments of $82,000 and $165,000 were received in fiscal 2025 and 2026, respectively.

**U.S. Army — xTech SBIR Phase II — $2.0 million.**

Development of a ruggedized edge-processing platform based on the Gemini-II APU, with testing in representative operational environments intended to validate performance across real-time AI workloads, such as sensor data processing, object detection, and command-and-control analytics. This SBIR was awarded to GSI in April 2026.

In addition to the four SBIR's discussed above, in January 2026, we announced a new proof-of-concept ("POC") engagement with two government agencies. GSI is partnering with G2 Tech, an Israel Deep tech AI company, on Sentinel, a program to develop an autonomous perimeter security system that manages drones and cameras in real time for advanced monitoring, detection, and response. The project is jointly backed by the U.S. Department of War ("DoW"), formerly known as the Department of Defense ("DoD"), and a foreign government agency.

In May 2026, we announced that we were awarded Phase I of a Smart City project by a local government agency in Taiwan. The completion of Phase I will mark our first smart city deployment of the Gemini-II APU.

Our APU technology is implemented in the Gemini series of AI chips. The Gemini-I part is in full production, and the Gemini-II device is in pre-production and already in the market with sales delivery of PCIe boards and chips. There have not been substantial sales of Gemini-I parts to date. We support customers with prebuilt application program interfaces ("APIs") and libraries to support the parallel processing capabilities of the Gemini-I and Gemini-II parts. The software stack accelerates development by providing an integrated framework environment for the compute-in-memory as well as host and management code modules. Our compiler stack framework allows customers to optimize their applications by editing APIs provided by GSI, or write their own APIs. Benchmarking on the Gemini-II has shown an industry leading capability on time-to-first-token which is being used to provide situational awareness for physical edge AI products.

In March 2025, we secured an initial production order for our radiation-hardened SRAM from a North American prime contractor, with follow-on orders expected in fiscal 2027. This sale carries a significantly higher gross margin than our traditional SRAM chips. In parallel, we are actively pursuing heritage status for this chip, which will improve our market readiness and open important new sales channels.

We were incorporated in California in 1995 under the name Giga Semiconductor, Inc. We changed our name to GSI Technology in December 2003 and reincorporated in Delaware in June 2004 under the name GSI Technology, Inc. Our principal executive offices are located at 1213 Elko Drive, Sunnyvale, California, 94089, and our telephone number is (408) 331-8800.

Annual Report

**Recent Developments**

On October 21, 2025, we entered into a securities purchase agreement (the "Purchase Agreement") with an investor (the "Purchaser") pursuant to which we agreed to issue and sell, in a registered direct offering (the "Registered Direct Offering") an aggregate of (i) 1,508,462 shares (the "Shares") of our common stock, $0.001 par value per share (the "Common Stock" or the "common stock") at a price of $10.00 per Share and (ii) pre-funded warrants to purchase 3,491,538 shares of Common Stock (the "Pre-Funded Warrants"). Each of the Pre-Funded Warrants is exercisable for one share of Common Stock at the exercise price of $0.01 per Pre-Funded Warrant, immediately exercisable, and may be exercised at any time. The Purchaser's ability to exercise its Pre-Funded Warrants in exchange for shares of Common Stock is subject to certain beneficial ownership limitations set forth therein. The gross proceeds to us from the Registered Direct Offering were approximately $50 million, before deducting offering expenses payable of approximately $3.1 million. The Registered Direct Offering closed on October 22, 2025. All of the Pre-Funded Warrants were exercised in October 2025.

**Industry and Market Strategy**

*Associative Processing Unit Computing Market Overview*

The markets for associative processing computing solutions are significant and growing rapidly. These markets include embedded physical AI edge products, on-premises small-medium business servers, and remote servers. The total addressable market for APU in AI, search applications, and HPC which is where GSI is focusing its APU commercialization efforts, has been determined by GSI to be approximately $247 billion in 2025, and growing at a compound annual growth rate ("CAGR") of 27% to $708 billion by 2028. GSI has similarly determined that the Serviceable Available Market for APU in edge AI deployments in those markets is approximately $7 billion in 2025, and anticipated to grow at a CAGR of 18%-22% to $16 billion by 2030.

The growth in demand for associative processing computing solutions is being driven by the increasing market adoption and usage of graphics processing unit ("GPU") and central processing unit ("CPU") farms for AI processing of large data collections, including parallel computing in scientific research. However, the large-scale usage of GPU and CPU farms for AI processing of data is demonstrating the limits of GPU and CPU processing speeds and resulting in ever higher energy consumption. The amounts of data being processed, which is coming from increasing numbers of users and continuously increasing amounts of collected data, has resulted in efforts to split and store the processed data among multiple databases, through a process called sharding. Sharding can substantially increase processing costs and worsen the power consumption factors associated with processing so much data if the underlying architecture is inefficient to begin with.

The APU has been demonstrated to outperform CPUs and GPUs in the market for AI search of large data collections by providing lower latency and increased capacity in a smaller form-factor and achieve such results with lower power consumption. In addition, our compute-in-place technology has wide application. The APU has several benefits that are particularly useful to overcome the high power challenges of GPUs. First, the APU does not have the word size limitation of traditional CPU and GPU processors. Because traditional data processors move data around to various parts of a system, they need to select or duplicate resources of particular word sizes, be they 8-bit, 16-bit, 32-bit or 64-bit. The APU is based on a memory line structure, which means that it can operate on legacy instruction widths of 8 or 16-bits, or just as seamlessly operate on instructions of arbitrary widths of 1 bit, 768-bits or 2048-bits. APUs can operate on any word width at interim processing steps. This dynamic flexibility is a tremendous advantage for non-linear processing used in high performance compute workloads. Second, the APU is also an associative machine, which means that data that is resident in the device can be applied to a function only if it is deemed associated (for example, with a meta-tag) to the processing. Such processing is like a person looking for his car in a parking lot, but ignoring all cars that are not the color of his car. An additional benefit of the Gemini APU designs is that they are multi-threaded. One sensor or query input can be simultaneously applied to multiple functions or searches in the device or to sequential different functions on a single device towards a single edge solution.

Our associative computing technology utilizes in-memory associative processor structures to address the bottlenecks that limit performance and increase power consumption in CPUs, GPUs, and Field Programmable Gate Arrays ("FPGAs").  By constantly having to move operands and results in and out of devices with ever increasing processing speeds and bus speeds, current solutions are focused on memory transfers rather than addressing the basic computation problem. By changing the computational framework to parallel processing and having search functions conducted directly in a processing memory array, the APU can greatly expedite computation and response times in many "big data" applications. We are creating a new category of computing products that are expected to have substantial target markets and a large new customer base in those markets. We are seeing adoption of this direction in research by at least one hyperscaler and by researchers. Being on our second generation device and architecting our third generation device puts us in a strong position to address target markets as the methodology becomes more mainstream.

Our commercialization efforts for the APU product are focused on markets where the APU shows factors of improvement against CPU or GPU systems. The APU differentiates itself most for similarity search, multi-modal vector search, real-time very large database search, and several scientific high-performance computing-workloads processing sensor data. The APU's improved performance over CPU or GPU systems provides a paradigm-shifting ability to process data in real-time. As a result, we see applications for the APU in artificial intelligence applications, including approximate nearest neighbor searches, cryptography, and synthetic aperture radar as well as other fields whose processing can benefit from the APU's smaller footprint, superior productivity, and low system power consumption. GSI has solutions to accelerate multimodal vector search as an on-prem or SaaS solution for OpenSearch and general Fast Vector Search, and for processing large area SAR images in real-time at high resolution.

Similarity search uses a technique called distance metric learning, in which learning algorithms measure how similar related objects are to each other. The APU is well suited for very fast similarity search because its design determines distance metric at fast computation speeds with high degrees of accuracy. Our APU is further differentiated from other solutions in the market by its scalability for very large datasets.  The APU has demonstrated its ability to increase the rate of computation for visual search by orders of magnitude with greater accuracy and reduced power consumption. The APU also adds multi-modal search capability to this computational performance. For instance, the ability to search on a picture of a product on an ecommerce website, with pricing and specific filters, does not impede the performance of the in-memory search versus a traditional text only search. This kind of performance has the potential to transform online retailers' capabilities to run search queries and improve customers' online shopping experience.

As we continue our efforts to simplify use of the Gemini devices in the markets discussed, we also see opportunities in the edge applications of these markets. In the edge segment the high power and small database coverage of single GPUs is not suitable. While some edge products are coming to market, they do not have the capacity to provide large database support. The APU capabilities and the larger capacity of the Gemini-II chip are well suited for this growing segment. In an attempt to address greater density in processed data, the market is working to reduce bit widths used in models. As the APU technology is ideally suited for smaller bit widths, and including even 1-bit, we are undertaking an effort to adopt several AI models to 1-bit and ternary (1.58-bit) optimization for Gemini-II application. We see this effort as furthering the density and value of our parts for the edge market.

Our commercialization efforts for the Gemini-II APU are focused on markets where low latency, deterministic response, and system efficiency provide clear advantages over conventional CPU and GPU architectures. Gemini-II extends the capabilities of the prior generation beyond high-throughput vector and

7

similarity search into real-time inference domains, enabling fast time-to-first-token ("TTFT") for vision-language models ("VLMs") and vision-language-action systems. These capabilities are increasingly critical in emerging physical AI applications, where systems must interpret sensor data and respond within operationally relevant time constraints. Gemini-II delivers these capabilities in a compact, low power form factor, enabling deployment in size, weight, and power constrained environments where traditional accelerators are impractical.

Gemini-II's architecture is optimized for memory-resident computation, allowing large models and datasets to be processed without the memory movement latency penalties associated with GPUs. This enables rapid initial inference response, or TTFT, which is a key performance metric for interactive and autonomous systems. In contrast to conventional GPU pipelines that prioritize throughput, Gemini-II is designed to minimize inference latency at the point of decision, making it well suited for edge-deployed systems requiring real-time situational awareness and control with continuously new image data. These include robotics, autonomous platforms, industrial sensing systems, and defense applications.

The device maintains strong applicability for similarity search, multi-modal vector search, and large-scale database operations, while extending these capabilities into streaming and real-time inference workflows. For example, Gemini-II can support VLM-based interpretation of video, imagery, command and control, and sensor inputs with response times enabling systems to extract semantic meaning and act on that information in near real time. Gemini-II enables both rapid feature extraction and higher-level inference for awareness-driven decisions within constrained edge environments.

As edge systems evolve toward greater autonomy, the ability to combine low-latency inference with high data locality becomes increasingly important. Gemini-II is designed to address this requirement, enabling a new class of physical AI systems that integrate perception, reasoning, and action within tight power and latency budgets.

### *New Markets for the APU*

The APU is capable of processing large data arrays in a cost competitive solution for large database similarity search, but the mathematical capabilities of the APU also create new opportunities in real-time processing. Examples of real-time processing are SAR, Global Positioning System ("GPS")-denied navigation, and physical AI awareness. This combination of sensor processing, image processing, and AI awareness capability at low latency and low power has the potential to bring application processing that normally requires many resources in a data center to small form-factor real-time edge applications. Examples are in-asset aircraft reconnaissance, satellite image processing, and autonomous navigation. Awareness in physical AI has the potential of significantly improving safety and efficiency of autonomous products. It can also be used in drones for location recognition, object recognition, and GPS-denied alternate routing useful product delivery or reconnaissance applications.

Furthermore, GSI's expertise in developing radiation-tolerant components creates new opportunities in the growing market for AI products that can be used in low earth orbit and space applications, where other AI products are not able to survive the harsh environment.

For even smaller footprints or multi-function integrated chips, GSI will license the intellectual property ("IP") underlying the APU to companies that have their own chip design capabilities to incorporate GSI's IP into their custom products, and provide design services to help integrate the IP into new processor, FPGA, or application specific integrated circuit ("ASIC") designs.

### *Next Generation APU – Plato*

The processing proven by the APU, particularly Gemini-II, has provided tremendous insights into growth capabilities via evolving workload requirements. GSI is rapidly taking advantage of this insight via the design of the next generation APU internally named Plato. The AI market at large has observed that once sufficient processing efficiency is achieved, larger LLM workloads are less impacted by processing capability than by the ability to get data from external memory to the processing engines. This single physical limitation highly advantages the APU architecture more than CPU, GPU, or FPGA because the APU is a compute-in-memory structure that is far less encumbered by tighter and tighter path restrictions as the data approaches processing as seen in those other architectures. While competition in this area looks to solve the problem with higher power and faster communication links and high-cost HBM memory interfaces, GSI believes that increasing the external memory bandwidth capability of the APU and using LPDDR memory can balance the high capability APU compute with data transfer capabilities that will result in differentiated high performance LLM processing. This change will extend the market leading single chip time-to-first-token capability of the Gemini-II with higher ongoing token per second capability.

Plato will have a smaller resident internal model space, but more efficient low quantization capability. This will allow larger model support than competition due to efficient support of 1-bit and ternary quantization. This processing sizing is done to support sub-20W applications which will efficiently provide context awareness for autonomous mobile robotics such as humanoid robots, delivery vehicles, and drones. The power and compute capability of Plato is a good match to new processing interest shown for satellites, also extending the past application POCs of the APU into fielded programs. Such a small SWaP footprint also enables local remote processing at curb-edge facilities for networking and new applications such as V2X in ADAS fielding operations. Simple scaling capability without the need to add high power communications links also supports larger server card builds. The markets noted above together represent a TAM of several tens of billions of dollars, and while Gemini-II addresses these markets it is anticipated that Plato will increase addressable sales and open new avenues in the migration of AI to the autonomous edge.

While GPU's and FPGA's are less efficient for high performance edge applications for reasons noted earlier, there are a number of custom ASICs being designed and discussed in the market. Plato will be differentiated from these custom solutions along two vectors even as they also come to market in the future. First, Plato is not just an implementation of a single optimized software algorithm, but a culmination of learning from earlier actual production parts. This difference alone highly reduces implementation and production scaling risk on new hardware, which frankly, is hard. The second differentiation comes from the inherent programming flexibility of the APU. This means that as models and algorithms change, sometimes quarterly, the hardware is not orphaned to an out-of-date methodology. In fact, the 1-bit support capability of the APU technology means that Plato is intrinsically capable of supporting the direction research is taking to increase model density.

### APU Board Level Product

Sales of the Gemini-II have begun with the availability of a full size double width PCIe card called Leda-E2. The Gemini-II chip is available in pre-production. The Gemini-I APU is currently in production as a full-size PCIe card and a 1U E1.L card. These are the Leda-E and Leda-S, respectively.

The Leda-S E1.L form factor enables the use of market standard SSD rack enclosures to build a dense APU compute appliance unachievable by GPU cards that require specialized connectivity for expansion. GSI has off-the-shelf server product offerings with 8 Leda-E cards in a single 2U server providing 10 POPS of Boolean operation, and a single 1U server with 16 Leda-S cards providing 15 POPs of Boolean performance.

### APU Commercialization Risk

Sales of APU products continue to be in the research and academic areas and our commercialization efforts proceed through proof of concept stages that take time. Revenue from APU products has not been material to date. If we fail to materially commercialize our APU products, we may not generate sufficient revenues to offset our development costs and other expenses, which will have an adverse impact on our business including a potential impairment of intangible assets and a negative impact on our market capitalization.

### High-Speed Synchronous SRAM Market Overview

High-speed synchronous SRAMs are incorporated into a range of end markets, including networking and telecommunications equipment, military/defense and aerospace systems, audio/video processing, test and measurement instruments and medical and automotive applications. Demand for high-speed synchronous SRAMs in the networking and telecommunications market has been declining, and is expected to continue to decline, as the industry embeds increasing amounts of SRAM into each successive generation of ASICs and controllers, reducing the need for external memory. As a result, growth in demand for external high-speed synchronous SRAMs is increasingly driven by military/defense and aerospace applications, which require a combination of high densities and high random transaction rates. GSI is well positioned to serve these markets as the only SRAM manufacturer to offer monolithic 288Mb densities and the highest truly random transaction rate in the industry at 1,866 million transactions per second (MT/s). To capitalize on these strengths, we have been qualifying our products for space and satellite applications to address opportunities in the rapidly expanding market for near-earth orbiting satellite mega-constellations, as well as traditional geostationary earth orbit communication platforms and national assets.

### High-Speed Synchronous SRAM Products

We offer four families of high-speed synchronous SRAMs – SyncBurst™, NBT™, SigmaQuad™, and SigmaDDR™. All four families feature high density, high transaction rates, high data bandwidth, low latency, and low power consumption, and together provide the basis for approximately 10,000 individual part numbers across a variety of density, data width performance, temperature, and package configurations. Our products serve a broad range of applications, including networking and telecommunications equipment, such as routers, gateways, Ethernet switches and wireless base stations, military/defense and aerospace systems such as radar, guidance systems and satellites, test and measurement instruments such as burn-in chambers and high-speed testers, high-performance computing applications such as high-volume trading, and medical devices such as ultrasound and CAT scan equipment.

We have introduced and continue to market radiation-hardened, or "RadHard", and radiation-tolerant, or "RadTolerant", SRAMs for military/defense and aerospace applications, including satellite networking and missile systems. Our RadHard and RadTolerant product line includes 288 megabit, 144 megabit, and 72 megabit devices from the SigmaQuad-II+ family, as well as 144 megabit, 72 megabit, and 32 megabit SyncBurst and NBT RadTolerant products designed to support the avionics and other space platforms that have historically relied on smaller asynchronous devices. RadHard products are available in two package options: a hermetically sealed ceramic column grid array, and standard plastic packaging. These devices undergo a specialized fabrication process that mitigates the adverse effects of high-radiation environments.

### SRAM Leadership in the High Performance Memory Market

We seek to address the full lifecycle needs of our SRAM customers, both satisfying their current requirements for the latest generation, highest performance networking memory products and providing long-term support throughout the operational lives of the systems incorporating our products. The key elements of our SRAM solution include:

- *Product Performance Leadership*. We develop high-performance SRAM products that offer superior speed and low power consumption, utilizing advanced architectures, design methodologies and silicon process technologies that enable optimized yields, lower manufacturing costs and improve quality.

- *Product Innovation*. We believe we have established a leadership position as a technology leader in the design and development of Very Fast SRAMs. Our SigmaQuad-II + is believed to be the industry's highest-density RadHard SRAM, exemplifying our commitment to product innovation.

- *Broad and Readily Available Product Portfolio*. We have what we believe is the broadest catalog of Very Fast SRAM products.

- *Master Die Methodology*. Our master die methodology enables multiple product families, and variations thereof, to be manufactured from a single mask set so that we are able to maintain a common pool of wafers that incorporate all available master die, allowing rapid fulfillment of customer orders and reducing costs.

- *Customer Responsiveness*. We work closely with leading networking and telecommunications OEMs and their chipset suppliers to anticipate their requirements and rapidly develop solutions that enable them to meet their product performance objectives.

**Business Transformation Strategy**

Our objective is to market and sell transformative new products utilizing our cutting-edge in-place associative computing technology in high growth markets, while continuing to profitably increase our share of the external SRAM market. Our strategy includes the following key elements:

- *Complete productization of our In-place Associative Computing products*. Our principal operations objective is the completion of productization efforts for our in-place associative computing products.

- *Identifying and developing new long tail markets where the APU is differentiated*. Realization of this goal will require additional development and marketing efforts in calendar 2025. Our initial focus is in the markets for artificial intelligence and high-performance computing, including natural language processing, computer vision and cyber security with a focus in this area being for similarity search applications including facial recognition, drug discovery and drug toxicity, signal and object detection and cryptography.

- *Identify opportunities and rapidly increase sales of RadHard and RadTolerant SRAMs*. We continue to aggressively target the military/defense and aerospace markets with our RadHard and RadTolerant devices. We plan to continue expansion into the military/defense and aerospace markets with our APU platform that has shown design robustness.

- *Exploit opportunities to expand the market for our SRAM products*. We are continuing the expansion of sales of our high-performance SRAM products in the military, industrial, test and measurement, and medical markets and intend to continue penetrating these and other new markets with similar needs for high-performance SRAM technologies.

- *Collaborate with wafer foundry to leverage advanced process technologies*. We will continue to utilize complementary metal-oxide semiconductor fabrication process technologies from Taiwan Semiconductor Manufacturing Company ("TSMC") to design our products.

- *Seek new market opportunities*. We intend to supplement our internal development activities by seeking additional opportunities to acquire other businesses, product lines or technologies, or enter into strategic partnerships, that would complement our current product lines, expand the breadth of our markets, enhance our technical capabilities, or otherwise provide growth opportunities.

**Customers**

For our compute-in-memory associative computing solutions, we are focusing sales and marketing efforts in the markets for artificial intelligence and high-performance computing, with leading applications in natural language processing, computer vision and synthetic aperture radar. Our focus in this area being for similarity search acceleration in fast vector search applications and real-time mobile applications in aerospace and defense.

With the SRAM market, we are focusing our sales on network/telecom OEMs, test equipment and military/defense and aerospace with our radiation hardened and radiation tolerant product offerings.

The following is a representative list of our OEM customers that directly or indirectly purchased more than $500,000 of our SRAM products in the fiscal year ended March 31, 2026:

| BAE Systems | Cadence Design Systems | General Dynamics |
|---|---|---|
| IBM | KYEC | Nokia |
| | Rockwell | |

Many of our OEM customers use contract manufacturers to assemble their equipment. Accordingly, a significant percentage of our net revenues has been derived from sales to these contract manufacturers. In addition, we sell our products to OEM customers indirectly through domestic and international distributors.

In the case of sales of our products to distributors, the decision to purchase our products is typically made by the OEM customers. In the case of contract manufacturers, OEM customers typically provide a list of approved products to the contract manufacturer, which then has discretion whether or not to purchase our products from that list.

Direct sales to contract manufacturers accounted for 4.9%, 7.9% and 20.5% of our net revenues for fiscal 2026, 2025 and 2024, respectively. Sales to foreign and domestic distributors accounted for 93.3%, 91.7% and 76.3% of our net revenues for fiscal 2026, 2025 and 2024, respectively.

The following direct customers accounted for 10% or more of our net revenues in one or more of the following periods:

| | Fiscal Year Ended March 31, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Contract manufacturer: | | | |
| Flextronics Technology | 2.3 % | 2.7 % | 13.5 % |
| Distributors: | | | |
| Avnet Logistics | 63.7 | 49.6 | 50.6 |
| Holystone | 14.2 | 22.6 | 2.5 |
| Nexcomm | 8.9 | 9.8 | 9.3 |

KYEC was our largest end user customer in fiscal 2026 and 2025. Nokia was our largest end user customer in fiscal 2024. KYEC purchases product through contract manufacturers and distributors. Based on information provided to us by KYEC's contract manufacturers and distributors, purchases by KYEC represented approximately 14%, 23% and 3% of our net revenues in fiscal 2026, 2025 and 2024, respectively. Nokia purchases products directly from us and through contract manufacturers and distributors. Based on information provided to us by its contract manufacturers and our distributors, purchases by Nokia represented approximately 6%, 12% and 21% of our net revenues in fiscal 2026, 2025 and 2024, respectively. Cadence Design Systems purchases products through contract manufacturers and distributors. Based on information provided to us by its contract manufacturers and our distributors, purchases by Cadence Design Systems represented approximately 12%, 8% and 8% of our net revenues in fiscal 2026, 2025 and 2024, respectively. Our revenues have been substantially impacted by significant fluctuations in sales to Nokia, KYEC and Cadence Design Systems, and we expect that future direct and indirect sales to Nokia, KYEC and Cadence Design Systems will continue to fluctuate substantially on a quarterly basis and that such fluctuations may significantly affect our operating results in future periods. To our knowledge, none of our other OEM customers accounted for more than 10% of our net revenues in fiscal 2026, 2025 or 2024.

Certain of our OEM customers may elect to develop in-house alternatives to the systems they currently build that incorporate our SRAMs, that may use a different memory solution. If an OEM customer makes these changes, that customer could reduce or eliminate its purchases from us. We believe this trend is occurring with Nokia, which appears to be incorporating internally developed memory solutions into certain of its next-generation products in place of our SRAM products that were included in prior versions of such products. The decline in purchases by Nokia from approximately 21% of our net revenues in fiscal 2024 to approximately 6% in fiscal 2026 may be attributable, in part, to this transition. If other OEM customers similarly choose to develop in-house solutions, our revenues could be further adversely affected.

## Sales, Marketing and Technical Support

We sell our products primarily through our worldwide network of independent sales representatives and distributors. As of March 31, 2026, we employed 11 sales and marketing personnel and were supported by over 200 independent sales representatives. We believe these independent sales representatives will enable us to address an expanded customer base with the continuing introduction of our associative computing products in fiscal 2027. We believe that our relationship with our U.S. distributors, Avnet, Mouser and Digi-Key, put us in a strong position to continue to address the Very Fast SRAM memory market in the United States. We currently have regional sales offices located in Hong Kong, Israel and the United States. We believe this international coverage allows us to better serve our distributors and OEM customers by providing them with coordinated support. We believe that our customers' purchasing decisions are based primarily on product performance, low power consumption, availability, features, quality, reliability, price, manufacturing flexibility and service. Many of our OEM customers have had long-term relationships with us based on our success in meeting these criteria.

Our sales are generally made pursuant to purchase orders received between one and twelve months prior to the scheduled delivery date. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, these orders are not firm and hence we believe that backlog is not a good indicator of our future sales. We typically provide a warranty of up to 36 months on our products. Liability for a stated warranty period is usually limited to replacement of defective products.

Our marketing efforts are, first and foremost, focused on ensuring that the products we develop meet or exceed our customers' needs. Our marketing efforts are currently focused on marketing our in-place associative computing solutions and our radiation-tolerant and radiation-hardened space grade SRAMs. Previously, those efforts were focused on defining our high-performance SRAM product roadmap. We work closely with key customers to understand their roadmaps and to ensure that the products we develop meet their requirements (primary aspects of which include functionality, performance, electrical interfaces, power, and schedule). Our marketing group also provides technical, strategic and tactical sales support to our direct sales personnel, sales representatives and distributors. This support includes in-depth product presentations, datasheets, application notes, simulation models, sales tools, marketing communications, marketing research, trademark administration and other support functions. We also engage in various marketing activities to increase brand awareness.

We emphasize customer service and technical support in an effort to provide our OEM customers with the knowledge and resources necessary to successfully use our products in their designs. Our customer service organization includes a technical team of applications engineers, technical marketing personnel and, when required, product design engineers. We provide customer support throughout the qualification and sales process and continue providing follow-up service after the sale of our products and on an ongoing basis. In addition, we provide our OEM customers with comprehensive datasheets, application notes and reference designs and access to our FPGA controller IP for use in their product development.

## Manufacturing

We outsource our wafer fabrication, assembly and wafer sort testing, which enables us to focus on our design strengths, minimize fixed costs and capital expenditures and gain access to advanced manufacturing technologies.

Our engineers work closely with our outsource partners to increase yields, reduce manufacturing costs, and help assure the quality of our products.

Currently, all of our SRAM and APU wafers are manufactured by TSMC under individually negotiated purchase orders. We do not currently have a long-term supply contract with our foundry, and, therefore, TSMC is not obligated to manufacture products for us for any specified period, in any specified quantity or at any specified price, except as may be provided in a particular purchase order. Our future success depends in part on our ability to secure sufficient capacity at TSMC or other independent foundries to supply us with the wafers we require.

Our APU products are manufactured at TSMC using 28 nanometer and 16 nanometer process technology. The majority of our current SRAM products are manufactured using 0.13 micron, 90 nanometer, 65 nanometer and 40 nanometer process technologies on 300 millimeter wafers at TSMC.

Our master die methodology enables multiple product families, and variations thereof, to be manufactured from a single mask set. As a result, based upon the way available die from a wafer are metalized, wire bonded, packaged and tested, we can create a number of different products. The manufacturing process consists of two phases, the first of which takes approximately thirteen to fifteen weeks and results in wafers that have the potential to yield multiple products within a given product family. After the completion of this phase, the wafers are stored pending customer orders. Once we receive orders for a particular product, we perform the second phase, consisting of final wafer processing, assembly, burn-in and test, which takes approximately eight to ten weeks to complete. Substrates are required in the second phase before the assembly process can begin for many of our products. This two-step manufacturing process enables us to significantly shorten our product lead times, providing flexibility for customization and to increase the availability of our products.

All of our manufactured wafers, including wafers for our APU products, are tested for electrical compliance and most are packaged at Advanced Semiconductor Engineering ("ASE") which is located in Taiwan. Wistron Neweb Corporation in Taiwan manufactures the boards for our APU product line. Our test procedures require that all of our products be subjected to accelerated burn-in and extensive functional electrical testing which is performed at our Taiwan and U.S. test facilities. Our radiation-hardened products are assembled and tested at Silicon Turnkey Solutions Inc., located near our Sunnyvale, California headquarters facility.

## Research and Development

We have devoted substantial resources in the last ten years on the development of our APU products. Our research and development staff includes engineering professionals with extensive experience in the areas of high-speed circuit design, including APU design, as well as SRAM design and systems level networking and telecommunications equipment design. Additionally, we have assembled a team of software development experts in Israel needed for the development of the various levels of software required in the use of our APU products. The design process for our products is complex. As a result, we have made substantial investments in computer-aided design and engineering resources to manage our design process.

## Competition

Our existing and potential competitors include many large domestic and international companies, some of which have substantially greater resources, offer other types of memory and/or non-memory technologies and may have longer standing relationships with OEM customers than we do. Unlike us, some of our principal competitors maintain their own semiconductor fabs, which may, at times, provide them with capacity, cost and technical advantages.

Our principal competitors include NVIDIA Corporation and new well-funded entrants for our in-place associative computing solutions and Infineon Technologies AG, Integrated Silicon Solution and Renesas Electronics

Corporation for our SRAM products. We expect additional competitors to enter the associative computing market as well. While some of our competitors offer a broader array of products and offer some of their products at lower prices than we do, we believe that our focus on performance leadership provides us with key competitive advantages.

We believe that our ability to compete successfully in the rapidly evolving markets for "big data" and memory products for the networking and telecommunications markets depends on a number of factors, including:

- product performance, features, including low power consumption, quality, reliability and price;

- manufacturing flexibility, product availability and customer service throughout the lifetime of the product;

- the availability of software tools, such as compilers and libraries that enable customers to easily design products for their specific needs;

- the timing and success of new product introductions by us, our customers and our competitors; and

- our ability to anticipate and conform to new industry standards.

We believe we compete favorably with our competitors based on these factors. However, we may not be able to compete successfully in the future with respect to any of these factors. Our failure to compete successfully in these or other areas could harm our business.

The market for networking memory products is competitive and is characterized by technological change and product obsolescence. Competition could increase in the future from existing competitors and from other companies that may enter our existing or future markets with solutions that may be less costly or provide higher performance or more desirable features than our products. This increased competition may result in price reductions, reduced profit margins and loss of market share.

As our customers' internal design capabilities evolve, they may choose to create proprietary versions of the networking memory products or other components that they have historically sourced from us and replace our products with these in-house solutions. For example, we believe that Nokia, which has been one of our largest end user customers, is incorporating internally developed alternative memory solutions into certain of its next-generation products in place of the Company's SRAM products that were included in prior versions of such products. This trend, if it continues or expands to other customers, could result in a reduction in demand for our products and could have a material adverse effect on our business and results of operations.

In addition, we are vulnerable to advances in technology by competitors, including new SRAM architectures as well as new forms of Dynamic Random Access Memory ("DRAM") and other new memory technologies. Because we have limited experience developing integrated circuit products other than Very Fast SRAMs, any efforts by us to introduce new products based on new technology, including our new in-place associative computing products, may not be successful and, as a result, our business may suffer.

**Intellectual Property**

Our ability to compete successfully depends, in part, upon our ability to protect our proprietary technology and information. We rely on a combination of patents, copyrights, trademarks, trade secret laws, non-disclosure and other contractual arrangements and technical measures to protect our intellectual property. We believe that it is important to maintain a large patent portfolio to protect our innovations. We currently hold 147 United States patents, including 59 memory patents and 88 associative computing patents, and have in excess of a dozen patent applications pending. We cannot assure you that any patents will be issued as a result of our pending applications. We believe that factors such as the technological and creative skills of our personnel and the success of our ongoing product development efforts are also important in maintaining our competitive position. We generally enter into confidentiality or license agreements with our employees, distributors, customers and potential customers and limit access to our proprietary information. Our intellectual property rights, if challenged, may not be upheld as valid, may not be adequate to prevent misappropriation of our technology or may not prevent the development of competitive products. Additionally, we may not be able to obtain patents or other intellectual property protection in the future. Furthermore, the laws of certain foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products more likely in these countries.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which have resulted in significant and often protracted and expensive litigation. We or our foundry from time to time are notified of claims that we may be infringing patents or other intellectual property rights owned by third parties. We have been involved in patent infringement litigation in the past. We have been subject to other intellectual property claims in the past and we may be subject to additional claims and litigation in the future. Litigation by or against us relating to allegations of patent infringement or other intellectual property matters could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation results in a determination favorable to us. In the event of an adverse result in any such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. Licenses may not be offered or the terms of any offered licenses may not be acceptable to us. If we fail to obtain a license from a third party for technology used by us, we could incur substantial liabilities and be required to suspend the manufacture of products or the use by our foundry of certain processes.

## Government Regulation

We are subject to U.S. export controls and economic sanctions laws and regulations, and certain of our offerings may be classified as dual-use technologies under the Export Administration Regulations or, depending on application, the International Traffic in Arms Regulations. Complying with these regimes may require licenses or other authorizations for specific sales, can delay or prevent transactions, and increases our compliance costs; violations can result in penalties.

Governments in the United States, the European Union and other jurisdictions are developing new and evolving regulations governing artificial intelligence. To the extent applicable to our APU products, particularly in defense, autonomous systems and other sensitive use cases, these frameworks may impose requirements that increase development and compliance costs, delay product deployment, limit certain applications or markets, or require product modifications.

We also perform development under U.S. government-funded agreements. Related data rights, export control classifications and other requirements can affect how and when we commercialize technology developed under such awards and may add administrative complexity to our operations.

## Human Capital Resources

As of March 31, 2026, we had 125 full-time employees, including 90 engineers, of which 56 are engaged in research and development and 40 have PhD or MS degrees, 11 employees in sales and marketing, 9 employees in general and administrative capacities and 49 employees in manufacturing. Of these employees, 38 are based in our Sunnyvale facility, 44 are based in our Taiwan facility and 36 are based in our Israel facility. We believe that our future success will depend in large part on our ability to attract and retain highly-skilled, engineering, managerial, sales and marketing personnel. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe that our employee relations are good.

### Compensation and benefits

Our goal is to attract, motivate and retain talent with a focus on encouraging performance, promoting accountability and adhering to our company values. The future growth and success of our company largely depends on our ability to attract, train and retain qualified professionals. As part of our effort to do so, we strive to offer competitive compensation and benefit programs including a 401(k) Plan, stock options for all employees, flexible spending accounts and paid time off. We understand that effective compensation and benefits programs are important in retaining high-performing and qualified individuals. We continue to assess our healthcare and retirement benefits each year in order to provide competitive benefits to our employees.

### Inclusion and belonging

We are committed to our continued efforts to foster an inclusive work environment that supports the global workforce and the communities we serve. We strive to recruit the best people for the job regardless of gender, ethnicity or other protected traits and it is our policy to fully comply with all laws applicable to discrimination in the workplace. Our equity and inclusion principles are also reflected in our employee training and policies. We continue to evaluate our equity and inclusion policies and assess whether enhancements are needed, with guidance from our executive leadership team.

### Ethics & Corporate Responsibility

We are committed to ensuring ethical organizational governance, embracing inclusion in the board room and throughout the organization and are committed to observing fair, transparent, and accountable operating practices. We seek to create and foster a healthy, balanced, and ethical work environment for everyone in our organization. To this end, we promote an ethical organizational culture and encourage all employees to raise questions or concerns about actual or potential ethical issues and company policies and to offer suggestions about how we can make our organization better. These practices are set forth in our Code of Business Conduct and Ethics, which is periodically reviewed by all of our employees and is available on our website under "Corporate Governance."

### Health and safety

We are committed to maintaining a safe and healthy workplace for our employees. Our policies and practices are intended to protect our employees.

## Investor Information

You can access financial and other information in the Investor Relations section of our website at *www.gsitechnology.com*. We make available, on our website, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC.

The charters of our Audit Committee, our Compensation Committee, and our Nominating and Governance Committee, our code of conduct (including code of ethics provisions that apply to our principal executive officer, principal financial officer, controller, and senior financial officers) and our corporate governance guidelines are also available at our website under "Corporate Governance." These items are also available to any stockholder who requests them by calling (408) 331-8800. The contents of our website are not incorporated by reference in this report.

The SEC maintains an Internet site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC at *www.sec.gov*.

**Information About Our Executive Officers**

The following table sets forth certain information concerning our executive officers as of June 1, 2026:

| Name | Age | Title |
|------|-----|-------|
| Lee-Lean Shu. . . . . . . . . . . . . | 71 | President, Chief Executive Officer and Chairman |
| Avidan Akerib . . . . . . . . . . . | 70 | Vice President, Associative Computing |
| Patrick Chuang . . . . . . . . . . . | 76 | Senior Vice President, Memory Design |
| Didier Lasserre . . . . . . . . . . . | 61 | Vice President, Sales |
| Douglas Schirle . . . . . . . . . . . | 71 | Chief Financial Officer |
| Bor-Tay Wu . . . . . . . . . . . . . . | 74 | Vice President, Taiwan Operations |
| Ping Wu . . . . . . . . . . . . . . . . | 69 | Vice President, U.S. Operations |

*Lee-Lean Shu* co-founded our company in March 1995 and has served as our President and Chief Executive Officer and as a member of our Board of Directors since inception. Since October 2000, Mr. Shu has also served as Chairman of our Board. From January 1995 to March 1995, Mr. Shu was Director, SRAM Design at Sony Microelectronics Corporation, a semiconductor company and a subsidiary of Sony Corporation, and from July 1990 to January 1995, he was a design manager at Sony Microelectronics Corporation.

*Avidan Akerib* has served as our Vice President, Associative Computing since MikaMonu Group Ltd. was acquired in November 2015. From July 2011 to November 2015, Dr. Akerib served as co-founder and chief technologist of MikaMonu Group Ltd, a developer of computer in-memory and storage technologies. From July 2008 to March 2011, Dr. Akerib served as chief scientist of ZikBit Ltd., a developer of DRAM computing technologies. From Jan 2001 to July 2007, Dr. Akerib was the General Manager of NeoMagic Israel, a supplier of low-power audio and video integrated circuits for mobile use. Dr. Akerib has a PhD in applied mathematics and computer science from the Weizmann Institute of Science, Israel, and an MSc and BSc in electrical engineering from Tel Aviv University and Ben Gurion University, respectively. Dr. Akerib is the inventor of more than 50 patents related to parallel and In Memory Associative Computing.

*Patrick Chuang* has served as our Senior Vice President, Memory Design since we acquired substantially all of the assets related to the SRAM memory device product line of Sony Corporation in July 2009. From July 1990 to July 2009, Mr. Chuang served as the Senior Vice President, Memory Design at Sony Microelectronics Corporation, a semiconductor company and a subsidiary of Sony Corporation. From 1980 to 1990, Mr. Chuang served as Design Director of NMOS DRAM at Advanced Micro Devices, a semiconductor manufacturing company.

*Didier Lasserre* has served as our Vice President, Sales since July 2002. From November 1997 to July 2002, Mr. Lasserre served as our Director of Sales for the Western United States and Europe. From July 1996 to October 1997, Mr. Lasserre was an account manager at Solectron Corporation, a provider of electronics manufacturing services. From June 1988 to July 1996, Mr. Lasserre was a field sales engineer at Cypress Semiconductor Corporation, a semiconductor company.

*Douglas Schirle* has served as our Chief Financial Officer since August 2000. From June 1999 to August 2000, Mr. Schirle served as our Corporate Controller. From March 1997 to June 1999, Mr. Schirle was the Corporate Controller at Pericom Semiconductor Corporation, a provider of digital and mixed signal integrated circuits. From November 1996 to February 1997, Mr. Schirle was Vice President, Finance for Paradigm Technology, a manufacturer of SRAMs, and from December 1993 to October 1996, he was the Controller for Paradigm Technology. Mr. Schirle was formerly a certified public accountant.

*Bor-Tay Wu* has served as our Vice President, Taiwan Operations since January 1997. From January 1995 to December 1996, Mr. Wu was a design manager at Atalent, an IC design company in Taiwan.

*Ping Wu* has served as our Vice President, U.S. Operations since September 2006. He served in the same capacity from February 2004 to April 2006. From April 2006 to August 2006, Mr. Wu was Vice President of Operations at QPixel Technology, a semiconductor company. From July 1999 to January 2004, Mr. Wu served as our Director of Operations. From July 1997 to June 1999, Mr. Wu served as Vice President of Operations at Scan Vision, a semiconductor manufacturer.

**Item 1A.    *Risk Factors***

*Our future performance is subject to a variety of risks. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our common stock could decline. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations. You should also refer to other information contained in this report, including our consolidated financial statements and related notes.*

**Risk Factor Summary**

Our business is subject to numerous risks and uncertainties, which are more fully described in the Risk Factors below. These risks include, but are not limited to:

***Risks Related to Our Business and Financial Condition***

- Unpredictable fluctuations in our operating results could cause our stock price to decline.

- KYEC, Nokia and Cadence Design Systems account for a significant percentage of our net revenues. If these customers, or any of our other major customers, reduce the amount they purchase, stop purchasing our products or fail to pay us, our financial position and operating results will suffer.

- We are reliant on U.S. government funding and government shutdowns may materially adversely affect our business and results of operations.

- We depend upon the sale of our Very Fast SRAMs for most of our revenues while we transform the focus of our business to the sale of in-place associative computing products and services, and a downturn in demand for Very Fast SRAM products or our inability to achieve our revenue goals for our new in-place associative computing products and services may cause us to experience cash shortfalls that would harm our business and our future prospects.

- Our future success is substantially dependent on the successful introduction of new in-place associative computing products which entails significant risks.

- Worldwide inflationary pressures, increased or new tariffs, export controls and other trade barriers, trade disputes and increasing geopolitical tensions, the military conflicts in Ukraine and the Middle East, and the challenging global economic environment may adversely affect our revenues, results of operations and financial condition.

- We have incurred significant losses and may incur losses in the future.

- If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected.

- If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which would negatively impact our operating results.

- We are dependent on a number of single source suppliers.

- If we do not successfully develop new products to respond to rapid market changes due to changing technology and evolving industry standards, our business will be harmed.

- If we are unable to offset increased wafer fabrication and assembly costs, our gross margins will suffer.

- We rely heavily on distributors and our business will be negatively impacted if we are unable to develop and manage distribution channels and accurately forecast future sales through our distributors.

- We are substantially dependent on the continued services of our senior management and other key personnel. If we are unable to recruit or retain qualified personnel, our business could be harmed.

- The successful commercialization of our Gemini-II product and development of our Plato product depends on our ability to attract and retain software engineering talent.

- We may need additional funding to complete the commercialization and development of Gemini-II and Plato.

- Our use of artificial intelligence in our research and development activities may expose us to risks, including inaccurate outputs, intellectual property concerns and regulatory uncertainty.

- Systems issues, data protection and cyber-attacks could disrupt our internal operations or the operations of our business partners, and any such disruption could harm our business.

- Demand for our products may decrease if our OEM customers experience difficulty manufacturing, marketing or selling their products.

- Our products have lengthy sales cycles that make it difficult to plan our expenses and forecast results.

- Our business could be negatively affected as a result of actions of activist stockholders or others.

- Our acquisition of companies or technologies could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

- Our business will suffer if we are unable to protect our intellectual property or if there are claims that we infringe third party intellectual property rights.

- Any significant order cancellations or order deferrals could adversely affect our operating results.

- If our business grows, such growth may place a significant strain on our management and operations.

- Our estimates of the total addressable market and serviceable available market for our APU products are based on publicly available analyst assumptions and internal assumptions and may prove to be materially inaccurate.

- Evolving government regulation of artificial intelligence may increase our compliance costs, delay or restrict the deployment of our products, or otherwise adversely affect our business.

- Technology developed under government-funded contracts may be subject to restrictions that limit our ability to commercialize such technology in civilian markets.

- We face intense competition from significantly larger and better-resourced companies in the AI hardware market, which could limit our ability to commercialize our APU products.

***Risks Related to Manufacturing and Product Development***

- We may experience difficulties in transitioning our manufacturing process technologies, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

- Manufacturing process technologies are subject to rapid change and require significant expenditures.

- Our products may contain defects, which could reduce revenues or result in claims against us.

### *Risks Related to Our International Business and Operations*

- The international political, social and economic environment, including the imposition of tariffs and resulting consequences and the risks for escalating military conflicts, particularly in Taiwan given the recent deterioration of relations between the governments of the Peoples Republic of China and Taiwan, may affect our business performance.

- Governmental export and import controls could impair our ability to compete in international markets or subject us to liability if we violate the controls.

- Global trade policy changes, including the imposition of tariffs and the resulting consequences, may adversely impact our business, results of operations and financial condition.

- Certain of our independent suppliers and OEM customers have operations in the Pacific Rim, an area subject to significant risk of natural disasters and outbreak of contagious diseases.

- The United States could materially modify certain international trade agreements, or change tax provisions related to the global manufacturing and sales of our products.

- Some of our products are incorporated into advanced military electronics, and changes in international geopolitical circumstances and domestic budget considerations may hurt our business.

### *Risks Relating to Our Common Stock and the Securities Market*

- The trading price of our common stock is subject to fluctuation and is likely to be volatile.

- We may need to raise additional capital in the future, which may not be available on favorable terms or at all, and which may cause dilution to existing stockholders.

- Our executive officers, directors and their affiliates hold a substantial percentage of our common stock.

- The provisions of our charter documents might inhibit potential acquisition bids that a stockholder might believe are desirable, and the market price of our common stock could be lower as a result.

## Risks Related to Our Business and Financial Condition

### *Unpredictable fluctuations in our operating results could cause our stock price to decline.*

Our quarterly and annual revenues, expenses and operating results have varied significantly and are likely to vary in the future. For example, in the twelve fiscal quarters ended March 31, 2026, we recorded net revenues of as much as $6.4 million and as little as $4.6 million, and in eleven of those quarters, operating losses from $2.2 million to $6.9 million. We therefore believe that period-to-period comparisons of our operating results are not a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our stock price. Furthermore, if our operating expenses exceed our expectations, our financial performance could be adversely affected. Factors that may affect periodic operating results in the future include:

- commercial acceptance of our associative computing products, including Gemini-II and Plato;

- commercial acceptance of our RadHard and RadTolerant products;

- changes in our customers' inventory management practices;

- unpredictability of the timing and size of customer orders, since most of our customers purchase our products on a purchase order basis rather than pursuant to a long-term contract;

- changes in our product pricing policies, including those made in response to new product announcements, pricing changes of our competitors and price increases by our foundry and suppliers;

- continued funding from U.S. government programs, including SBIR grants, to support our research and development activities;

- our ability to anticipate and conform to new industry standards;

- fluctuations in availability and costs associated with materials and manufacturing services needed to satisfy customer requirements caused by supply constraints;

- restructuring, asset and goodwill impairment and related charges, as well as other accounting changes or adjustments;

- manufacturing defects, which could cause us to incur significant warranty, support and repair costs, lose potential sales, harm our relationships with customers and result in write-downs;

- our ability to address technology issues as they arise, improve our products' functionality and expand our product offerings; and

- we may need additional funding to complete the commercialization and development of Gemini-II and Plato.

Our expenses are, to a large extent, fixed, and we expect that these expenses will increase in the future. We may not be able to adjust our spending quickly if our revenues fall short of our expectations. If this were to occur, our operating results would be harmed. If our operating results in future quarters fall below the expectations of market analysts and investors, the price of our common stock could fall.

Worldwide inflationary pressures, increased or new tariffs, export controls and other trade barriers, trade disputes and increasing geopolitical tensions, the military conflicts in Ukraine and the Middle East, and the challenging global economic environment have caused increased stock market volatility and uncertainty in customer demand and the worldwide economy in general, and we may continue to experience decreased sales and revenues in the future. We expect such impact will in particular affect our SRAM sales and has also impacted the launch of our APU products to some degree and the adoption of RadHard and RadTolerant SRAM products by aerospace and military customers. However, the magnitude of such impact on our business and its duration is highly uncertain.

***KYEC, Nokia and Cadence Design Systems account for a significant percentage of our net revenues. If these customers, or any of our other major customers, reduce the amount they purchase or stop purchasing our products, our operating results will suffer.***

KYEC purchases products through contract manufacturers and distributors. Based on information provided to us by KYEC's contract manufacturers and distributors, purchases by KYEC represented approximately 14%, 23% and 3% of our net revenues in fiscal 2026, 2025 and 2024, respectively. Nokia purchases our products directly from us and through contract manufacturers and distributors. Based on information provided to us by Nokia's contract manufacturers and distributors, purchases by Nokia represented approximately 6%, 12% and 21% of our net revenues in fiscal 2026, 2025 and 2024, respectively. The significant decline in Nokia's purchases is due in part to Nokia's decision to incorporate alternative solutions to the use of SRAMs into certain of its next-generation products in place of our SRAM products that were included in prior versions of such products. If Nokia continues to expand its use of these alternative solutions across additional product lines, our sales to Nokia could decline further or be eliminated entirely. Cadence Design Systems purchases products through contract manufacturers and distributors. Based on information provided to us by Cadence Design Systems contract manufacturers and distributors, purchases by Cadence Design Systems represented approximately 12%, 8% and 8% of our net revenues in fiscal 2026, 2025 and 2024, respectively. We expect that our operating results in any given period will continue to depend significantly on orders from our key OEM customers, particularly KYEC, Nokia and Cadence Design Systems, and our future success is dependent to a large degree on the business success of these customers over which we have no control. We do not have long-term contracts with KYEC, Nokia and Cadence Design Systems or any of our other major OEM customers, distributors or contract manufacturers that obligate them to purchase our products. In addition, our customer concentration risk is compounded by the fact that our key customers operate in distinct end markets with differing demand dynamics. For example, KYEC is a leading provider in the test and measurement market, which is subject to capital expenditure cycles and technology upgrade patterns that differ from those of the networking and telecommunications market served by Nokia. A downturn in a single end market, such as the test and measurement market, could disproportionately affect our revenues if we are significantly concentrated in that market through a single customer relationship. Our increasing dependence on the test and measurement market through KYEC, combined with the ongoing decline in the networking and telecommunications market, may reduce the diversification of our revenue base and amplify the impact of adverse conditions in any one application vertical on our overall operating results. We expect that future direct and indirect sales to KYEC, Nokia and Cadence Design Systems and our other key OEM customers will continue to fluctuate significantly on a quarterly basis and that such fluctuations may substantially affect our operating results in future periods. If we fail to continue to sell to our key OEM customers, distributors or contract manufacturers in sufficient quantities, our business could be harmed. Additionally, a small number of customers have historically accounted for a substantial portion of our accounts receivable at period end, and delays or non-payment by any such customer could materially affect our cash flows and liquidity.

**We are reliant on U.S. government funding, and government shutdowns may materially adversely affect our business and results of operations.**

We rely on funding from U.S. government programs, including SBIR grants, to support our research and development activities. Our ability to obtain, execute, and receive payment under SBIR awards depends on the timely operation and funding of the federal agencies that administer these programs. Any lapse in appropriations, government shutdown, continuing resolution, or other disruption to government operations may result in delays to award decisions, the suspension of work, the issuance of stop-work orders, the deferral or reduction of payments, slower invoice processing, and the postponement of new solicitations. Prolonged or repeated shutdowns could materially adversely affect our revenues, cash flows, and the timing of our research and development milestones, and may require us to curtail or reprioritize programs. Even after a shutdown ends, backlogs and administrative delays can persist, causing extended uncertainty around award timing and payment. If SBIR or related agency budgets are reduced, reallocated, or subject to sequestration, we may experience decreased funding availability that could materially impact our operations, financial condition, and prospects.

**While we currently depend upon the sale of our Very Fast SRAMs for most of our revenues, we are in the process of transforming the focus of our business to the sale of in-place associative computing products and services, and if there is a downturn in demand for Very Fast SRAMs or we are unable to achieve our revenue goals for our new in-place associative computing products and services, we may experience cash shortfalls that would harm our business and our future prospects.**

We currently derive most of our revenues from the sale of Very Fast SRAMs, and we expect that sales of these products will represent a significant majority of our revenues for the next several years. We are in the process of transforming the focus of our business to the sale of in-place associative computing products and services instead of Very Fast SRAMs. Our financial results and cash flow depend in large part upon continued demand for our Very Fast SRAM products in the markets we currently serve. Our future financial results and cash flow will increasingly depend upon our ability to generate revenues from the sale of in-place associative computing products and services. Market adoption of our in-place associative computing products and services will be dependent upon our ability to increase customer awareness of the benefits of those products and services. We may not be able to sustain our revenues from sales of our SRAM products or increase our revenues from our in-place associative computing products and services, particularly if the networking and telecommunications markets experience a significant downturn, or we are unable to obtain market traction for our in-place associative computing products and services. Any decrease in revenues from sales of our Very Fast SRAM products or failure to achieve the revenue goals for our in-place associative computing products and services could result in revenue shortfalls that would leave our business with inadequate cash to finance operations.

***Our future success is substantially dependent on the successful introduction of new in-place associative computing products, including Gemini-II and Plato, which entails significant risks.***

Since 2015, our principal strategic objective has been the development of our in-place associative computing products.  We have devoted, and will continue to devote, substantial efforts and resources to the development of our new family of in-place associative computing products, including Gemini-II and Plato.  This ongoing project includes achieving the commercialization of Gemini-II and development of new, cutting-edge technology for Plato, and will require a continuing substantial effort during fiscal 2027 and will be subject to significant risks.  In addition to the typical risks associated with the development of technologically advanced products, the achievement of the commercialization of Gemini-II and development of Plato will be subject to enhanced risks of technological problems related to the development of this entirely new category of products, substantial risks of delays or unanticipated costs that may be encountered, and risks associated with the establishment of entirely new markets and customer and partner relationships. The establishment of new customer and partner relationships and selling our in-place associative computing products to such new customers is a significant undertaking that requires us to invest heavily in our sales team, enter into new channel partner relationships, expand our marketing activities and change the focus of our business and operations. Our inability to successfully establish a market for the product that we have developed will have a material adverse effect on our future financial and business success, including our prospects for increased revenues. To date, sales of our APU products have been limited primarily to research and academic institutions and government-funded proof-of-concept engagements, and there can be no assurance that these engagements will result in broader commercial adoption or production-volume orders. The extended duration of our proof-of-concept sales cycles, combined with the nascent stage of market acceptance for our associative computing architecture, creates a risk that our APU products may not progress beyond limited evaluation-stage deployments, which would prevent us from recovering the substantial research and development investment we have made in this technology. If our APU products fail to achieve meaningful commercial traction within a reasonable period, we may be required to reassess the scope and pace of our investment in associative computing, which could result in impairment charges, reduced market confidence in our technology, and a material adverse effect on our business and the price of our common stock. Additionally, if we are unable to meet the expectations of market analysts and investors with respect to this major product introduction effort, then the price of our common stock could fall.

***Increased or new tariffs, export controls and other trade barriers, trade disputes and increasing geopolitical tensions, worldwide inflationary pressures, the military conflicts in Ukraine and the Middle East, and the resulting challenging global economic environment are expected to adversely affect our revenues, results of operations and financial condition.***

Our business is expected to be materially adversely affected by increased or new tariffs, export controls and other trade barriers, trade disputes and increasing geopolitical tensions, worldwide inflationary pressures and the military conflicts in Ukraine and the Middle East, all of which are contributing to a challenging global economic environment.

We expect that an increase in interest rates, increased or new tariffs, export controls and other trade barriers, trade disputes and increasing geopolitical tensions, worldwide inflationary pressures, continued uncertainties in the business climate caused by the military conflicts in Ukraine and the Middle East will adversely impact demand for new and existing products, and to impact the mindset of potential commercial partners to launch new products using our technology.  The resulting challenging global economic environment is expected to have an adverse impact on our business and financial condition.

Disruptions in the capital and financial markets as a result of increased or new tariffs, export controls and other trade barriers, trade disputes and increasing geopolitical tensions, worldwide inflationary pressures, the military conflicts in Ukraine and the Middle East, and the challenging global economic environment may also adversely affect our ability to obtain additional liquidity should the impacts of a challenging global economic environment continue for a prolonged period.

***We have incurred significant losses and may incur losses in the future.***

We have incurred significant losses. We incurred net losses of $13.2 million, $10.6 million and $20.1 million during fiscal 2026, 2025 and 2024. There can be no assurance that our Very Fast SRAMs will continue to receive broad market acceptance, that our new product development initiatives will be successful or that we will be able to achieve sustained revenue growth or profitability.

***If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected.***

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404(a) of the Sarbanes-Oxley Act, or any testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

If a material weakness in our internal control over financial reporting is identified, there can be no assurance that measures to remedy such material weakness would be successful or that such remedial measures would prevent other control deficiencies or material weaknesses in our control over financial reporting in the future.

We are a non-accelerated filer. For so long as we remain a non-accelerated filer, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management's assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

***If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which would negatively impact our operating results.***

Goodwill represents the difference between the purchase price and the estimated fair value of the identifiable assets acquired and liabilities assumed in a business combination, such as our acquisition of MikaMonu Group Ltd. in fiscal 2016.  We test for goodwill impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset is more likely than not impaired.  If the carrying value of a material asset is determined to be impaired, it will be written down to fair value by a charge to operating earnings. As of March 31, 2026 and 2025, we had a goodwill balance of $8.0 million and intangible assets of $1.1 million and $1.3 million at March 31, 2026 and 2025, respectively, from the MikaMonu acquisition. An adverse change in market conditions, including a sustained decline in our stock price, loss of significant customers, or a weakened demand for our products could be considered to be an impairment triggering event. If such change has the effect of changing one of our critical assumptions or estimates, a change to the estimation of fair value could result in an impairment charge to our goodwill or intangible assets, which would negatively impact our operating results and harm our business. There were no impairment indicators at March 31, 2026 or 2025.

> ***We are dependent on a number of single source suppliers, and if we fail to obtain adequate supplies, our business will be harmed and our prospects for growth will be curtailed.***

We currently purchase several key components used in the manufacture of our products from single sources and are dependent upon supply from these sources to meet our needs. If any of these suppliers cannot provide components on a timely basis, at the same price or at all, our ability to manufacture our products will be constrained and our business will suffer. Most significantly, we obtain wafers for our Very Fast SRAM and APU products from a single foundry, TSMC, and most of them are packaged at ASE.  If we are unable to obtain an adequate supply of wafers from TSMC or find alternative sources in a timely manner, we will be unable to fulfill our customer orders and our operating results will be harmed. We do not have supply agreements with TSMC, ASE or any of our other independent assembly and test suppliers, and instead obtain manufacturing services and products from these suppliers on a purchase-order basis. Our suppliers, including TSMC, have no obligation to supply products or services to us for any specific product, in any specific quantity, at any specific price or for any specific time period. As a result, the loss or failure to perform by any of these suppliers, including decisions to allocate capacity to larger, higher volume, or better capitalized customers, could extend lead times, increase prices, or otherwise adversely affect our business and operating results.

Should any of our single source suppliers experience manufacturing failures or yield shortfalls, be disrupted by natural disaster, military action or political instability, choose to prioritize capacity or inventory for other uses or reduce or eliminate deliveries to us for any other reason, we likely will not be able to enforce fulfillment of any delivery commitments and we would have to identify and qualify acceptable replacements from alternative sources of supply. In particular, if TSMC is unable to supply us with sufficient quantities of wafers to meet all of our requirements, we would have to allocate our products among our customers, which would constrain our growth and might cause some of them to seek alternative sources of supply. Since the manufacturing of wafers and other components is extremely complex, the process of qualifying new foundries and suppliers is a lengthy process and there is no assurance that we would be able to find and qualify another supplier without materially adversely affecting our business, financial condition and results of operations.

> ***If we do not successfully develop new products to respond to rapid market changes due to changing technology and evolving industry standards, our business will be harmed.***

If we fail to offer technologically advanced products and respond to technological advances and emerging standards, we may not generate sufficient revenues to offset our development costs and other expenses, which will hurt our business. The development of new or enhanced products is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We are vulnerable to advances in technology by competitors, including new SRAM architectures, new forms of DRAM and the emergence of new memory technologies that could enable the development of products that feature higher performance or lower cost. In addition, the trend toward incorporating SRAM into other chips in the networking and telecommunications markets has the potential to reduce future demand for Very Fast SRAM products. We may experience development, marketing and other technological difficulties that may delay or limit our ability to respond to technological changes, evolving industry standards, competitive developments or end-user requirements. For example, because we have limited experience developing integrated circuits, or IC, products other than Very Fast SRAMs, our efforts to introduce new products may not be successful and our business may suffer. Other challenges that we face include:

- our products may become obsolete upon the introduction of alternative technologies;

- we may incur substantial costs if we need to modify our products to respond to these alternative technologies;

- we may not have sufficient resources to develop or acquire new technologies or to introduce new products capable of competing with future technologies;

- new products that we develop may not successfully integrate with our end-users' products into which they are incorporated;

- we may be unable to develop new products that incorporate emerging industry standards;

- we may be unable to develop or acquire the rights to use the intellectual property necessary to implement new technologies; and

- when introducing new or enhanced products, we may be unable to effectively manage the transition from older products.

***If we are unable to offset increased wafer fabrication and assembly costs by increasing the average selling prices of our products, our gross margins will suffer.***

If there is a significant upturn in the demand for the manufacturing and assembly of semiconductor products as occurred in fiscal 2022, the available supply of wafers and packaging services may be limited. As a result, we could be required to obtain additional manufacturing and assembly capacity in order to meet increased demand. Securing additional manufacturing and assembly capacity may cause our wafer fabrication and assembly costs to increase. Additionally, increased demand for semiconductor manufacturing capacity driven by AI applications may result in longer lead times, allocation constraints, and increased costs for wafer fabrication and assembly services, which could adversely affect our ability to fulfill customer orders in time. Inflationary pressures may also cause our wafer fabrication costs to increase. If we are unable to offset these increased costs by increasing the average selling prices of our products, our gross margins will decline.

***The market for Very Fast SRAMs is highly competitive.***

The market for Very Fast SRAMs, which are used primarily in networking and telecommunications equipment, is characterized by price erosion, rapid technological change, cyclical market patterns and intense foreign and domestic competition. Several of our competitors offer a broad array of memory products and have greater financial, technical, marketing, distribution and other resources than we have. Some of our competitors maintain their own semiconductor fabrication facilities, which may provide them with capacity, cost and technical advantages over us. We cannot assure you that we will be able to compete successfully against any of these competitors. Our ability to compete successfully in this market depends on factors both within and outside of our control, including:

- real or perceived imbalances in supply and demand of Very Fast SRAMs;

- the rate at which OEMs incorporate our products into their systems;

- the success of our customers' products;

- the price of our competitors' products relative to the price of our products;

- our ability to develop and market new products; and

- the supply and cost of wafers.

Inflationary pressures are expected to result in price increases in our wafer fabrication costs, which may require us to further increase the cost of our products. Our customers may decide to purchase products from our competitors rather than accept these price increases and our business may suffer. There can be no assurance that we will be able to compete successfully in the future. Our failure to compete successfully in these or other areas could harm our business.

In addition, the rapid growth in demand for AI-related semiconductor products has placed significant pressure on semiconductor manufacturing capacity. This increased demand may result in longer lead times for wafer fabrication and assembly services, allocation constraints at our primary foundry TSMC, and increased costs that could adversely affect our ability to fulfill customer orders on a timely basis and at expected margins.

*We rely heavily on distributors and our success depends on our ability to develop and manage our indirect distribution channels.*

A significant percentage of our sales are made to distributors and to contract manufacturers who incorporate our products into end products for OEMs. For example, in fiscal 2026, 2025 and 2024, our largest distributor Avnet Logistics accounted for 63.7%, 49.6% and 50.6%, respectively, of our net revenues. Avnet Logistics and our other existing distributors may choose to devote greater resources to marketing and supporting the products of other companies. Since we sell through multiple channels and distribution networks, we may have to resolve potential conflicts between these channels. For example, these conflicts may result from the different discount levels offered by multiple channel distributors to their customers or, potentially, from our direct sales force targeting the same equipment manufacturer accounts as our indirect channel distributors. These conflicts may harm our business or reputation.

*The average selling prices of our products could decline, and if we are unable to offset these declines, our operating results will suffer.*

Historically, the average unit selling prices of our products have declined substantially over the lives of the products. A reduction in overall average selling prices of our products could result in reduced revenues and lower gross margins. Our ability to increase our net revenues and maintain our gross margins despite a decline in the average selling prices of our products will depend on a variety of factors, including our ability to introduce lower cost versions of our existing products, increase unit sales volumes of these products, and introduce new products with higher prices and greater margins. If we fail to accomplish any of these objectives, our business will suffer. To reduce our costs, we may be required to implement design changes that lower our manufacturing costs, negotiate reduced purchase prices from our independent foundries and our independent assembly and test vendors, and successfully manage our manufacturing and subcontractor relationships. Because we do not operate our own wafer foundry or assembly facilities, we may not be able to reduce our costs as rapidly as companies that operate their own foundries or facilities. Additionally, our inventories face the risk of obsolescence. If demand falls below our forecasts, if average selling prices decline, or if customer orders are cancelled or deferred due to product obsolescence or otherwise, we may be required to record additional inventory write-downs, which could be material and adversely affect our gross margins and results of operations

*We are substantially dependent on the continued services and performance of our senior management and other key personnel.*

Our future success is substantially dependent on the continued services and continuing contributions of our senior management who must work together effectively in order to design our products, expand our business, increase our revenues and improve our operating results. Members of our senior management team have long-standing and important relationships with our key customers and suppliers. The loss of services, whether as a result of illness, resignation, retirement or death, of Lee-Lean Shu, our President and Chief Executive Officer, Dr. Avidan Akerib, our Vice President of Associative Computing, any other executive officer or other key employee could significantly delay or prevent the achievement of our development and strategic objectives. We do not have employment contracts with, nor maintain key person insurance on, any of our executive officers or other key employees.

*The successful commercialization of our Gemini-II product and development of our Plato product depends on our ability to attract and retain software engineering talent.*

Our success depends heavily on our ability to attract, hire, develop, and retain highly qualified software engineers and other technical personnel, including those with specialized expertise necessary for the commercialization of our Gemini-II product and for ongoing development of our Plato product. The market for skilled software engineers—particularly those with experience in distributed systems, AI/ML, cloud-native architectures, security, and full-stack development—is intensely competitive, and larger, better-capitalized technology companies and high-growth private companies often have significantly greater resources, brand recognition, compensation flexibility, and equity value propositions than we do. As a small public company, we face particular challenges in recruiting and retaining top talent, including constraints on cash compensation, benefits, and training budgets; volatility in our stock price that may diminish the perceived value of equity awards; and concerns among candidates regarding our scale, financial resources, and long-term prospects.

If we are unable to attract and retain the engineering talent required to meet our product milestones, we could experience delays in Gemini-II commercialization, including failure to complete critical features, integrations, performance optimizations, reliability enhancements, and compliance or certification requirements necessary for market launch and adoption. Similarly, insufficient staffing or turnover within our research and development function could slow or derail the Plato product roadmap, reduce the pace of innovation, and impair our ability to validate core technologies, generate defensible intellectual property, and respond to evolving market and customer requirements. Any material delay or shortfall in engineering capacity could increase development costs, force us to reduce scope or quality, or require greater reliance on third-party contractors or offshore vendors, which may introduce coordination challenges, security risks, IP ownership or confidentiality concerns, and variability in deliverable quality and timelines.

Failure to attract and retain the requisite engineering talent could have a material adverse effect on our business, financial condition, operating results, and prospects. It could lead to missed commercialization windows for Gemini-II, reduced customer satisfaction and adoption, inability to achieve expected performance or compliance standards, slower progress on Plato's research and development objectives, loss of competitive advantage, and ultimately reduced revenue growth. Persistent talent gaps could also necessitate changes to our product strategy, impair the value of our technology assets, and increase the risk that we will not achieve our planned milestones or that we will need to raise additional capital on unfavorable terms, any of which could adversely affect our business.

*System security risks, data protection, cyber-attacks and systems integration issues could disrupt our internal operations or the operations of our business partners, and any such disruption could harm our reputation or cause a reduction in our expected revenue, increase our expenses, negatively impact our results of operation or otherwise adversely affect our stock price.*

Security breaches, computer malware and cyber-attacks have become more prevalent and sophisticated and may increase in the future and the potential for retaliatory cyber-attacks as a result of global geopolitical conditions and military conflicts. Experienced computer programmers and hackers may be able to penetrate our network security or the network security of our business partners, and misappropriate or compromise our confidential and proprietary information, create system disruptions or cause shutdowns. The costs to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and our efforts to address these problems may not be successful and could result in interruptions and delays that may impede our sales, manufacturing, distribution or other critical functions.

We manage and store various proprietary information and sensitive or confidential data relating to our business on the cloud. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or confidential data about us, including the potential loss or disclosure of such information or data as a result of fraud, trickery or other forms of deception, could expose us to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our reputation or otherwise harm our business. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

Portions of our IT infrastructure also may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive and resource-intensive than originally anticipated. Such disruptions could adversely impact our ability to attract and retain customers, fulfill orders and interrupt other processes and could adversely affect our business, financial results, stock price and reputation.

***We may be unable to accurately forecast future sales through our distributors, which could harm our ability to efficiently manage our resources to match market demand.***

Our financial results, quarterly product sales, trends and comparisons are affected by fluctuations in the buying patterns of the OEMs that purchase our products from our distributors. While we attempt to assist our distributors in maintaining targeted stocking levels of our products, we may not consistently be accurate or successful. This process involves the exercise of judgment and use of assumptions as to future uncertainties, including end user demand. Inventory levels of our products held by our distributors may exceed or fall below the levels we consider desirable on a going-forward basis. This could result in distributors returning unsold inventory to us, or in us not having sufficient inventory to meet the demand for our products. If we are not able to accurately forecast sales through our distributors or effectively manage our relationships with our distributors, our business and financial results will suffer.

***A small number of customers generally account for a significant portion of our accounts receivable in any period, and if any one of them fails to pay us, our financial position and operating results will suffer.***

At March 31, 2026, two customers accounted for 52% and 34% of our accounts receivable, respectively. If any of these customers do not pay us, our financial position and operating results will be harmed. Generally, we do not require collateral from our customers.

***Demand for our products may decrease if our OEM customers experience difficulty manufacturing, marketing or selling their products.***

Our products are used as components in our OEM customers' products, including test and measurement equipment, routers, switches and other networking and telecommunications products. Accordingly, demand for our products is subject to factors affecting the ability of our OEM customers to successfully introduce and market their products, including:

- capital spending by telecommunication and network service providers and other end-users who purchase our OEM customers' products;

- the competition our OEM customers face, particularly in the networking and telecommunications industries;

- the technical, manufacturing, sales and marketing and management capabilities of our OEM customers;

- the financial and other resources of our OEM customers; and

- the inability of our OEM customers to sell their products if they infringe third-party intellectual property rights.

As a result, if OEM customers reduce their purchases of our products, our business will suffer.

***Our products have lengthy sales cycles that make it difficult to plan our expenses and forecast results.***

Our products are generally incorporated in our OEM customers' products at the design stage. However, their decisions to use our products often require significant expenditures by us without any assurance of success, and often precede volume sales, if any, by a year or more. If an OEM customer decides at the design stage not to incorporate our products into their products, we will not have another opportunity for a design win with respect to that customer's product for many months or years, if at all. Our sales cycle can take up to 24 months to complete, and because of this lengthy sales cycle, we may experience a delay between increasing expenses for research and development and our sales and marketing efforts and the generation of volume production revenues, if any, from these expenditures. Moreover, the value of any design win will largely depend on the commercial success of our OEM customers' products. There can be no assurance that we will continue to achieve design wins or that any design win will result in future revenues.

We are developing a subscription business model for certain of our new APU products, which will take time to implement and will be subject to execution risks. The sales cycle for subscription products is different from our hardware sales business and we will need to implement strategies to manage customer retention, which may be more volatile than the hardware sales to OEM customers. We anticipate that there will be quarterly fluctuations in the revenue and expenses associated with this new license-based business as we optimize the sales process for our target customers. Furthermore, because of the time it takes to build a meaningful subscription business, we expect to incur significant expenses relating to the subscription business before generating revenue from that new business.

***Our business could be negatively affected as a result of actions of activist stockholders or others.***

We may be subject to actions or proposals from stockholders or others that may not align with our business strategies or the interests of our other stockholders. Responding to such actions can be costly and time-consuming, disrupt our business and operations, and divert the attention of our board of directors, management, and employees from the pursuit of our business strategies. Such activities could interfere with our ability to execute our strategic plan. Activist stockholders or others may create perceived uncertainties as to the future direction of our business or strategy which may be exploited by our competitors and may make it more difficult to attract and retain qualified personnel and potential customers, and may affect our relationships with current customers, vendors, investors, and other third parties. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties as to our future direction also could affect the market price and volatility of our securities.

***Our acquisition of companies or technologies could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.***

In November 2015, we acquired all of the outstanding capital stock of privately held MikaMonu Group Ltd., a development-stage, Israel-based company that specializes in in-place associative computing for markets including big data, computer vision and cyber security. We also acquired substantially all of the assets related to the SRAM memory device product line of Sony Corporation in 2009. We intend to supplement our internal development activities by seeking opportunities to make additional acquisitions or investments in companies, assets or technologies that we believe are complementary or strategic. Other than the MikaMonu and Sony acquisitions, we have not made any such acquisitions or investments, and therefore our experience as an organization in making such acquisitions and investments is limited. In connection with the MikaMonu acquisition, we are subject to risks related to potential problems, delays or unanticipated costs that may be encountered in the development of products based on the MikaMonu technology and the establishment of new markets and customer relationships for the potential new products.  In addition, in connection with any future acquisitions or investments we may make, we face numerous other risks, including:

- difficulties in integrating operations, technologies, products and personnel;

- diversion of financial and managerial resources from existing operations;

- risk of overpaying for or misjudging the strategic fit of an acquired company, asset or technology;

- problems or liabilities stemming from defects of an acquired product or intellectual property litigation that may result from offering the acquired product in our markets;

- challenges in retaining key employees to maximize the value of the acquisition or investment;

- inability to generate sufficient return on investment;

- incurrence of significant one-time write-offs; and

- delays in customer purchases due to uncertainty.

If we proceed with additional acquisitions or investments, we may be required to use a considerable amount of our cash, or to finance the transaction through debt or equity securities offerings, which may decrease our financial liquidity or dilute our stockholders and affect the market price of our stock. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be harmed.

***If we are unable to recruit or retain qualified personnel, our business and product development efforts could be harmed.***

We must continue to identify, recruit, hire, train, retain and motivate highly skilled technical, managerial, sales and marketing and administrative personnel. Competition for these individuals is intense, and we may not be able to successfully recruit, assimilate or retain sufficiently qualified personnel. We may encounter difficulties in recruiting and retaining a sufficient number of qualified engineers, including those needed for the development and commercialization of our Gemini-II and Plato products.  Any difficulties recruiting and retaining engineers could harm our ability to develop new products such as Gemini-II and Plato and adversely impact our relationships with existing and future end-users at a critical stage of development. The failure to recruit and retain necessary technical, managerial, sales, marketing and administrative personnel could harm our business and our ability to obtain new customers and develop new products.

***Claims that we infringe third party intellectual property rights could seriously harm our business and require us to incur significant costs.***

There has been significant litigation in the semiconductor industry involving patents and other intellectual property rights.  We were previously involved in protracted patent infringement litigation, and we could become subject to additional claims or litigation in the future as a result of allegations that we infringe others' intellectual property rights or that our use of intellectual property otherwise violates the law. Claims that our products infringe the proprietary rights of others would force us to defend ourselves and possibly our customers, distributors or manufacturers against the alleged infringement. Any such litigation regarding intellectual property could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical. If any claims received in the future were to be upheld, the consequences to us could require us to:

- stop selling our products that incorporate the challenged intellectual property;

- obtain a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all;

- pay damages; or

- redesign those products that use the disputed technology.

Although patent disputes in the semiconductor industry have often been settled through cross-licensing arrangements, we may not be able in any or every instance to settle an alleged patent infringement claim through a cross-licensing arrangement in part because we have a more limited patent portfolio than many of our competitors. If a successful claim is made against us or any of our customers and a license is not made available to us on commercially reasonable terms or we are required to pay substantial damages or awards, our business, financial condition and results of operations would be materially adversely affected.

### *Our business will suffer if we are unable to protect our intellectual property.*

Our success and ability to compete depends in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws and non-disclosure and other contractual agreements to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringement. Monitoring unauthorized use of our intellectual property is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Our attempts to enforce our intellectual property rights could be time consuming and costly. In the past, we have been involved in litigation to enforce our intellectual property rights and to protect our trade secrets. Additional litigation of this type may be necessary in the future. Any such litigation could result in substantial costs and diversion of resources. If competitors are able to use our technology without our approval or compensation, our ability to compete effectively could be harmed.

### *Any significant order cancellations or order deferrals could adversely affect our operating results.*

We typically sell products pursuant to purchase orders that customers can generally cancel or defer on short notice without incurring a significant penalty. Any significant cancellations or deferrals in the future could materially and adversely affect our business, financial condition and results of operations. Cancellations or deferrals could cause us to hold excess inventory, which could reduce our profit margins, increase product obsolescence and restrict our ability to fund our operations. We generally recognize revenue upon shipment of products to a customer. If a customer refuses to accept shipped products or does not pay for these products, we could miss future revenue projections or incur significant charges against our income, which could materially and adversely affect our operating results.

### *If our business grows, such growth may place a significant strain on our management and operations and, as a result, our business may suffer.*

We are endeavoring to expand our business, and any growth that we are successful in achieving could place a significant strain on our management systems, infrastructure and other resources. To manage the potential growth of our operations and resulting increases in the number of our personnel, we will need to invest the necessary capital to continue to improve our operational, financial and management controls and our reporting systems and procedures. Our controls, systems and procedures may prove to be inadequate should we experience significant growth. In addition, we may not have sufficient administrative staff to support our operations. For example, we currently have only four employees in our finance department in the United States, including our Chief Financial Officer. Furthermore, our officers have limited experience in managing large or rapidly growing businesses. If our management fails to respond effectively to changes in our business, our business may suffer.

*Our estimates of the total addressable market and serviceable available market for our APU products are based on a number of internal assumptions and may prove to be materially inaccurate.*

We have estimated the total addressable market for our APU products in the markets for AI, search applications and high-performance computing to be approximately $247 billion in 2025, growing to approximately $708 billion by 2028, and the serviceable available market for APU in edge AI deployments to be approximately $7 billion in 2025, growing to approximately $16 billion by 2030. The total addressable market estimate is based on publicly available research reports. The serviceable available market estimate is based on our own internal analysis. The estimates are based on assumptions and judgment, including assumptions about the pace of market adoption of edge AI and associative computing technologies, the continued growth of AI workloads at the edge, and the applicability of our APU architecture to a broad range of use cases. These estimates have not been independently verified by any third party, and the methodologies used to derive them involve significant uncertainty. The actual size of our addressable market may be materially smaller than we have estimated if our assumptions about market growth rates, customer adoption patterns, or the competitive landscape prove incorrect. In particular, the AI hardware market is evolving rapidly, and new architectures, competing technologies, or shifts in industry standards could reduce the portion of the market that is addressable by our APU products. If the markets for our products are smaller than we have estimated, or if we are unable to capture a meaningful share of those markets, our growth prospects, revenue potential and business could be materially adversely affected, and the market price of our common stock could decline.

*Evolving government regulation of artificial intelligence may increase our compliance costs, delay or restrict the deployment of our products, or otherwise adversely affect our business.*

Governments in the United States, the European Union and other jurisdictions are actively developing and enacting new laws, regulations and standards governing the development, deployment and use of artificial intelligence. These include, among others, the European Union's Artificial Intelligence Act, various U.S. state and federal legislative proposals addressing AI safety, algorithmic accountability and automated decision-making, and sector-specific regulations that may apply to AI-enabled products used in defense, autonomous systems, and critical infrastructure. Our APU products are designed for use in AI applications including military edge computing, autonomous navigation, real-time situational awareness for physical AI, and other use cases that may be subject to heightened regulatory scrutiny. New or evolving AI regulations could impose requirements relating to transparency, explainability, testing and validation, human oversight, data governance, or risk classification that could increase our product development and compliance costs, delay our ability to bring products to market, limit the applications for which our products may be used, or require us to modify or restrict the functionality of our products. In addition, differing and potentially conflicting AI regulatory frameworks across jurisdictions could create complexity for our global commercialization efforts and increase our legal and compliance expenses. If we are unable to comply with applicable AI regulations, or if compliance proves to be significantly more costly or burdensome than anticipated, our business, financial condition and results of operations could be materially adversely affected.

*Technology developed under government-funded contracts may be subject to restrictions that limit our ability to commercialize such technology in civilian markets.*

We have developed and continue to develop technology under contracts funded by U.S. government agencies, including through SBIR awards from the Space Development Agency, the U.S. Air Force and the U.S. Army. Our APU products are designed for both military and commercial applications, and certain of these products may be classified as dual-use items subject to the Export Administration Regulations administered by the Bureau of Industry and Security or, depending on their application, the International Traffic in Arms Regulations administered by the Directorate of Defense Trade Controls. Compliance with applicable export control regulations may require us to obtain licenses or other authorizations before selling our products to certain customers or in certain markets, which could delay or prevent sales. Changes in export control classifications, sanctions programs, or other regulatory requirements applicable to dual-use technologies could further restrict our ability to sell our products internationally, increase our compliance costs, or subject us to penalties if we fail to comply. The interplay between government data rights, export controls and our commercial objectives creates legal and operational complexity that could adversely affect our ability to realize the full commercial potential of our technology investments and could have a material adverse effect on our business, financial condition and results of operations.

*We face intense competition from significantly larger and better-resourced companies in the AI hardware market, which could limit our ability to commercialize our APU products.*

The market for AI hardware and edge computing solutions is intensely competitive and dominated by companies with substantially greater financial, technical, manufacturing, marketing and other resources than we possess. Our principal competitors for our in-place associative computing solutions include NVIDIA Corporation and new well funded entrants in the market-which may have significantly greater name recognition, broader product portfolios, larger installed customer bases, more extensive research and development capabilities, and substantially greater financial resources than we do. NVIDIA has established a dominant position in the AI hardware ecosystem through its GPU architecture and its widely adopted CUDA software platform, which creates significant switching costs and ecosystem lock-in for developers and customers. Our APU architecture represents a fundamentally different approach to AI computation, and we must convince potential customers to adopt an unfamiliar technology from a comparatively small company while established competitors continue to improve the performance, efficiency and capabilities of their own products. Our competitors may respond to our market entry by reducing prices, accelerating product development, acquiring competing technologies or companies, or leveraging their existing customer relationships and distribution channels to exclude us from key markets. In addition, new competitors, including well-funded startups and large technology companies, may enter the edge AI market with solutions that compete directly with our APU products. We cannot assure you that we will be able to compete successfully against current or future competitors, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

**Risks Related to Manufacturing and Product Development**

*We may experience difficulties in transitioning to smaller geometry process technologies and other more advanced manufacturing process technologies, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.*

In order to remain competitive, we expect to continue to transition the manufacture of our products to smaller geometry process technologies. This transition will require us to migrate to new manufacturing processes for our products and redesign certain products. The manufacture and design of our products is complex, and we may experience difficulty in transitioning to smaller geometry process technologies or new manufacturing processes. These difficulties could result in reduced manufacturing yields, delays in product deliveries and increased expenses. We are dependent on our relationships with TSMC to transition successfully to smaller geometry process technologies and to more advanced manufacturing processes. If we or TSMC experience significant delays in this transition or fail to implement these transitions, our business, financial condition and results of operations could be materially and adversely affected.

***Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development.***

We continuously evaluate the benefits of migrating to smaller geometry process technologies in order to improve performance and reduce costs. Historically, these migrations to new manufacturing processes have resulted in significant initial design and development costs associated with pre-production mask sets for the manufacture of new products with smaller geometry process technologies. For example, in the third quarter of fiscal 2024, we incurred approximately $2.4 million in research and development expense associated with a pre-production mask set that will not be used in production as part of the transition to our new 16 nanometer SRAM process technology for our APU2 product. We incurred charges of $3.2 million for intellectual property rights that we purchased for our Plato project in the third quarter of fiscal 2026. We will incur similar expenses in the future as we continue to transition our products to smaller geometry processes. The costs inherent in the transition to new manufacturing process technologies will adversely affect our operating results and our gross margin.

***Our products are complex to design and manufacture and could contain defects, which could reduce revenues or result in claims against us.***

We develop complex products. Despite testing by us and our OEM customers, design or manufacturing errors may be found in existing or new products. These defects could result in a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects may also cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts, result in a loss of market acceptance of our products and harm our relationships with our OEM customers. Our OEM customers could also seek and obtain damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. Defects in wafers and other components used in our products and arising from the manufacturing of these products may not be fully recoverable from TSMC or our other suppliers.

**Risks Related to Our International Business and Operations**

***We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.***

Our offerings are subject to export controls and economic sanctions laws and regulations that prohibit the delivery of certain solutions and services without the required export authorizations or export to locations, governments, and persons targeted by applicable sanctions. While we have processes to prevent our offerings from being exported in violation of these laws, including obtaining authorizations as appropriate and screening against U.S. government and international lists of restricted and prohibited persons, we cannot guarantee that these processes will prevent all violations of export control and sanctions laws.

If our channel distributors fail to obtain appropriate import, export, or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences including government investigations and penalties. We presently incorporate export control and sanctions compliance requirements in our channel distributor agreements. Complying with export control and sanctions regulations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Violations of applicable sanctions or export control laws can result in fines or penalties.

***Changes in trade policy in the United States and other countries, including the imposition of new or additional tariffs and the resulting consequences, may adversely impact our business, results of operations and financial condition.***

International trade disputes, geopolitical tensions, and military conflicts have led, and continue to lead, to new and increasing export restrictions, trade barriers, new or additional tariffs, and other trade measures that can increase our manufacturing and transportation costs, limit our ability to sell to certain customers or markets, impede or slow the movement of our goods across borders, or otherwise restrict our ability to conduct operations. Increasing protectionism, economic nationalism, and national security concerns may also lead to further changes in trade policy. We cannot predict what actions may be taken with respect to export regulations, tariffs or other trade regulations between the United States and other countries, what products or companies may be subject to such actions, or what actions may be taken by other countries in retaliation. If any of these actions were to occur, they could result in the loss of customers and harm to our revenue, market share, competitive position and operating performance.

***Changes in Taiwan's political, social and economic environment may affect our business performance.***

Because much of the manufacturing and testing of our products is conducted in Taiwan, our business performance may be affected by changes in Taiwan's political, social and economic environment. For example, political instability or restrictions on transportation logistics for our products resulting from changes in the relationship among the United States, Taiwan and the People's Republic of China could negatively impact our business. There has been a recent deterioration of the relationship between the People's Republic of China and Taiwan. Any significant armed conflict related to this matter would be expected to materially and adversely damage our business. Moreover, the role of the Taiwanese government in the Taiwanese economy is significant. Taiwanese policies toward economic liberalization, and laws and policies affecting technology companies, foreign investment, currency exchange rates, taxes and other matters could change, resulting in greater restrictions on our ability and our suppliers' ability to do business and operate facilities in Taiwan. If any of these changes were to occur, our business could be harmed, and our stock price could decline.

***Our international business exposes us to additional risks.***

Products shipped to destinations outside of the United States accounted for 51.1%, 60.3% and 47.3% of our net revenues in fiscal 2026, 2025 and 2024, respectively. Moreover, a substantial portion of our products are manufactured and tested in Taiwan and the software development for our associative computing products occurs in Israel where there is an evolving military conflict. We intend to continue expanding our international business in the future. Conducting business outside of the United States subjects us to additional risks and challenges, including:

- uncertainties regarding taxes, tariffs, quotas, export controls and license requirements, trade wars, policies that favor domestic companies over nondomestic companies, including government efforts to provide for the development and growth of local competitors, and other trade barriers;

- potential political and economic instability in, or armed conflicts that involve or affect, the countries in which we, our customers and our suppliers are located;

- heightened price sensitivity from customers in emerging markets;

- compliance with a wide variety of foreign laws and regulations and unexpected changes in these laws and regulations;

- fluctuations in freight rates and transportation disruptions;

- difficulties and costs of staffing and managing personnel, distributors and representatives across different geographic areas and cultures, including assuring compliance with the U.S. Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption laws;

- difficulties in collecting accounts receivable and longer accounts receivable payment cycles; and

- limited protection for intellectual property rights in some countries.

Moreover, our reporting currency is the U.S. dollar. However, a portion of our cost of revenues and our operating expenses is denominated in currencies other than the U.S. dollar, primarily the New Taiwanese dollar and Israeli Shekel. As a result, appreciation or depreciation of other currencies in relation to the U.S. dollar could result in transaction gains or losses that could impact our operating results. We do not currently engage in currency hedging activities to reduce the risk of financial exposure from fluctuations in foreign exchange rates.

### *The United States could materially modify certain international trade agreements, or change tax provisions related to the global manufacturing and sales of our products.*

A portion of our business activities are conducted in foreign countries, including Taiwan and Israel. Our business benefits from free trade agreements, and we also rely on various U.S. corporate tax provisions related to international commerce as we develop, manufacture, market and sell our products globally. Any action to materially modify international trade agreements, change corporate tax policy related to international commerce or mandate domestic production of goods, could adversely affect our business, financial condition and results of operations.

### *Some of our products are incorporated into advanced military electronics, and changes in international geopolitical circumstances, domestic budget considerations and government shutdowns may hurt our business.*

Some of our products are incorporated into advanced military electronics such as radar and guidance systems. Military expenditures and appropriations for such purchases rose significantly in recent years. However, if current U.S. military operations around the world are scaled back, demand for our products for use in military applications may decrease, and our operating results could suffer. Domestic budget considerations and government shutdowns may also adversely affect our operating results. For example, if governmental appropriations for military purchases of electronic devices that include our products are reduced or delayed due to shutdowns, our revenues will likely decline.

### *TSMC, as well as our other independent suppliers and many of our OEM customers, have operations in the Pacific Rim, an area subject to significant risk of earthquakes, typhoons and other natural disasters and adverse consequences related to the outbreak of contagious diseases.*

The foundry that manufactures our Fast SRAM and APU products, TSMC, and all of the principal independent suppliers that assemble and test our products are located in Taiwan. Many of our customers are also located in the Pacific Rim. The risk of an earthquake in these Pacific Rim locations is significant. The occurrence of an earthquake, typhoon or other natural disaster near the fabrication facilities of TSMC or our other independent suppliers could result in damage, power outages and other disruptions that impair their production and assembly capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. In such an event, we may not be able to obtain alternate foundry capacity on favorable terms, or at all.

The COVID-19 global pandemic, along with the previous outbreaks of SARS, H1N1 and the Avian Flu, curtailed travel between and within countries, including in the Asia-Pacific region.  Outbreaks of new contagious diseases or the resurgence of existing diseases that significantly affect the Asia-Pacific region could disrupt the operations of our key suppliers and manufacturing partners.  In addition, our business could be harmed if such an outbreak resulted in travel being restricted, the implementation of stay-at-home or shelter-in-place orders or if it adversely affected the operations of our OEM customers or the demand for our products or our OEM customers' products.

We do not maintain sufficient business interruption and other insurance policies to compensate us for all losses that may occur. Any losses or damages incurred by us as a result of a catastrophic event or any other significant uninsured loss in excess of our insurance policy limits could have a material adverse effect on our business.

**Risks Relating to Our Common Stock and the Securities Market**

***The trading price of our common stock is subject to fluctuation and is likely to be volatile.***

The trading price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

- the establishment of a market for our new associative computing products;

- announcements by us or our competitors of financial results, new products, significant technological innovations, contracts, acquisitions, strategic relationships, joint ventures, capital commitments or other events;

- actual or anticipated declines in operating results;

- the institution of legal proceedings against us or significant developments in such proceedings;

- changes in industry estimates of demand for Very Fast SRAM, RadHard and RadTolerant products;

- the gain or loss of significant orders or customers;

- recruitment or departure of key personnel;

- changes in financial estimates or recommendations by securities analysts; and

- market conditions in our industry, the industries of our customers and the economy as a whole.

In recent years, the stock market in general, and the market for technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. The market price of our common stock might experience significant fluctuations in the future, including fluctuations unrelated to our performance. These fluctuations could materially adversely affect our business relationships, our ability to obtain future financing on favorable terms or otherwise harm our business. In addition, in the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. This risk is especially acute for us because the extreme volatility of market prices of technology companies has resulted in a larger number of securities class action claims against them. Due to the potential volatility of our stock price, we may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources. This could harm our business and cause the value of our stock to decline.

***We may need to raise additional capital in the future, which may not be available on favorable terms or at all, and which may cause dilution to existing stockholders.***

While we recently raised approximately $50 million in gross proceeds through a registered direct offering, we may need to seek additional funding in the future. We do not know if we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, and we may be required to reduce operating costs, which could seriously harm our business. In addition, if we issue equity securities, our stockholders may experience dilution or the new equity securities may have rights, preferences or privileges senior to those of our common stock.

*Our executive officers, directors and entities affiliated with them hold a substantial percentage of our common stock.*

As of May 31, 2026, our executive officers, directors and entities affiliated with them beneficially owned approximately 18% of our outstanding common stock. As a result, these stockholders will be able to exercise substantial influence over, and may be able to effectively control, matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over or merging with us.

*The provisions of our charter documents might inhibit potential acquisition bids that a stockholder might believe are desirable, and the market price of our common stock could be lower as a result.*

Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock. Our Board of Directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock might delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders might be adversely affected. The issuance of preferred stock might result in the loss of voting control to other stockholders. We have no current plans to issue any shares of preferred stock. Our charter documents also contain other provisions, which might discourage, delay or prevent a merger or acquisition, including:

- our stockholders have no right to act by written consent;

- our stockholders have no right to call a special meeting of stockholders; and

- our stockholders must comply with advance notice requirements to nominate directors or submit proposals for consideration at stockholder meetings.

These provisions could also have the effect of discouraging others from making tender offers for our common stock. As a result, these provisions might prevent the market price of our common stock from increasing substantially in response to actual or rumored takeover attempts. These provisions might also prevent changes in our management.

## Item 1B.    *Unresolved Staff Comments*

None.

## Item 1C.    *Cybersecurity*

**Cybersecurity Risk Management and Strategy:**

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things, internal operational risks; system security risks; data protection; risks to proprietary business information; intellectual property theft; fraud; extortion; harm to employees, partners, or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks. We have implemented several cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess, and manage such material risks.

To aid in identifying and assessing material risks from cybersecurity threats, our Enterprise Risk Management program considers cybersecurity risks alongside other significant company risks as part of our overall risk assessment process. We employ a range of tools and services, including regular network and endpoint monitoring and vulnerability assessments to inform our professionals' risk identification and assessment.

We manage these known risks by using internal security controls designed to align with standards set by the International Organization for Standardization ("ISO"). In connection with the identification, assessment and management of material risks and cybersecurity threats, we also conduct the following activities at various intervals during the year:

- monitor emerging data protection laws and implement changes from time-to-time to our processes designed to comply with such laws;
- undertake regular reviews of our customer facing policies and statements related to cybersecurity;
- run exercises to simulate a response to a cybersecurity incident and use the findings to improve our processes and technologies;
- run exercises to simulate a response to a cybersecurity incident to provide training to our cyber incident response team;
- conduct a variety of information security and privacy trainings, including new employee training, job-specific security training, specialized training for IT and security personnel, and phishing simulations; and
- carry information security risk insurance to help defray potential losses that might arise from a cybersecurity incident.

Our cybersecurity incident response plan was developed to respond to the threat of security breaches, the threat of cyberattacks, and to protect and preserve the confidentiality, integrity, and continued availability of information owned by, or in the care of, the Company. Our incident response plan coordinates the activities that we take to prepare for, detect, respond to, and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate material cybersecurity incidents to our global crisis management plan, contain, investigate, and remediate the incident.

We regularly engage with auditors to review our cybersecurity program to help identify areas for continued focus, improvement and compliance.

In our risk factors, we describe how potential risks from cybersecurity threats may affect us, including our business strategy, results of operations, or financial condition. See our risk factor disclosures at Item 1A of this Annual Report on Form 10-K. For the fiscal year ended March 31, 2026, we are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

**Cybersecurity Governance:**

Cybersecurity is an important part of our risk management processes and an area of focus for our Board of Directors and management. The Board has oversight responsibility for the Company's Enterprise Risk Management framework. The Board as a whole and through the various Board committees oversees the Company's management of material enterprise level risk, focusing on four areas of risk: strategic, compliance, operational, and financial. To fulfill its oversight responsibility, the Board also regularly reviews, consults, and discusses with management on strategic direction, challenges, and risks faced by the Company. Board members, including members of the Audit Committee, have expertise and/or operational experience in cybersecurity matters. We are committed to maintaining

robust governance and oversight of these risks and to implementing mechanisms, controls, technologies, and processes designed to help us assess, identify, and manage these risks.

As part of our entire Board's operational risk management responsibilities, it has oversight of risks from cybersecurity threats. The Audit Committee has been designated with the responsibility to regularly review the Company's processes and procedures around managing cybersecurity threat risks and cybersecurity incidents. As discussed below, members of management report to the Audit Committee which reports to the entire Board about cybersecurity threat risks, among other cybersecurity related matters, at least annually.

In support of the Board's oversight of the Company's cybersecurity risk management program, the Audit Committee receives quarterly cybersecurity updates from members of management. These updates include topics, such as threat risk management updates, the results of exercises and response readiness assessments, our incident response plan, and steps management has taken to respond to such threat risks, if any. Day-to-day cybersecurity risk management is led by our Senior Management Information Systems manager, who has over 10 years of information security and risk management experience.

In fiscal 2026, the Board adopted a Responsible Artificial Intelligence Policy establishing a governance framework for the ethical and secure use of AI across the organization, including a set of responsible AI principles, an approved list of AI tools, and a risk-based use case approval and inventory process overseen by management. The Board also adopted Guidelines for Responsible Use of Generative AI, which provide employees with practical guidance on the appropriate use of generative AI tools, including safeguards for the protection of confidential information, intellectual property, and personal data.

Members of the Board and Audit Committee are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

## Item 2.    *Properties*

Our executive offices, our principal administration, marketing and sales operations and a portion of our research and development operations are located in a 44,277 square foot facility in Sunnyvale, California under a lease expiring in May 2034. We occupy approximately 25,250 square feet in a facility located in Hsin Chu, Taiwan under a lease expiring in August 2026. This facility supports our outsourced manufacturing activities. We believe that our Sunnyvale and Taiwan facilities are adequate for our needs for the foreseeable future. Our Taiwan lease is scheduled to expire in August 2026, and we are currently evaluating our options with respect to such facility. We also lease space in the United States in the states of Georgia and Texas and in Israel. The aggregate annual gross rent for our leased facilities was approximately $2.2 million in fiscal 2026.

## Item 3.    *Legal Proceedings*

None.

## Item 4.    *Mine Safety Disclosures*

Not applicable.

**Item 5.**  *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

**Market Information, Holders of Common Stock and Dividends**

Our common stock is traded on the Nasdaq Global Market under the symbol "GSIT".

On May 31, 2026, there were approximately 17 holders of record of our common stock. Because many of such shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial holders of our common stock represented by these record holders.

We have never declared or paid cash dividends on our common stock, and we do not anticipate declaring or paying any cash dividends in the foreseeable future.

**Issuer Purchases of Equity Securities**

Our Board of Directors has authorized us to repurchase, at management's discretion, shares of our common stock.  Under the repurchase program, we may repurchase shares from time to time on the open market or in private transactions. The specific timing and amount of the repurchases will be dependent on market conditions, securities law limitations and other factors. The repurchase program may be suspended or terminated at any time without prior notice.  During the quarter ended March 31, 2026, we did not repurchase any of our shares under the repurchase program.

**Item 6.**  *Reserved*

Annual Report

**Item 7.** *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Forward Looking Statements", "Risk Factors" and elsewhere in this report. The following discussion should be read together with our consolidated financial statements and the related notes included elsewhere in this report.

This discussion and analysis generally covers our financial condition and results of operations for the fiscal year ended March 31, 2026, including year-over-year comparisons versus the fiscal year ended March 31, 2025. Our Annual Report on Form 10-K for the fiscal year ended March 31, 2025 includes year-over-year comparisons versus the fiscal year ended March 31, 2024 in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

**Overview**

We are a provider of high-performance semiconductor memory solutions for in-place associative computing applications in high growth markets such as artificial intelligence and high-performance computing, including natural language processing and computer vision. Our initial APU products are focused on applications using similarity search, but have not resulted in material revenues to date. Similarity search is used in visual search queries for ecommerce, computer vision, drug discovery, cybersecurity and service markets such as NoSQL, Elasticsearch, and OpenSearch. We have solutions to accelerate multimodal vector search for OpenSearch and general Fast Vector Search, and for processing large area SAR images in real-time at high resolution. Our revenue is currently generated from the design, development and marketing of static random access memories, or SRAMs, that operate at speeds of less than 10 nanoseconds, which we refer to as Very Fast SRAMs, primarily for the networking and telecommunications, test equipment and the military/defense and aerospace markets. We are subject to the highly cyclical nature of the semiconductor industry, which has experienced significant fluctuations, often in connection with fluctuations in demand for the products in which semiconductor devices are used. Our revenues have been substantially impacted by significant fluctuations in sales to our largest end user customers, Nokia, KYEC and Cadence Design Systems. We expect that future direct and indirect sales to Nokia, KYEC and Cadence Design Systems will continue to fluctuate significantly on a quarterly basis. The networking and telecommunications market has accounted for a significant portion of our net revenues in the past and has declined during the past several years and is expected to continue to decline.  In anticipation of the decline of the networking and telecommunications market, we have been using the revenue generated by the sales of high-speed synchronous SRAM products to finance the development of our new in-place associative computing solutions and the marketing and sale of new types of SRAM products such as radiation-hardened and radiation-tolerant SRAMs.

As of March 31, 2026, we had cash and cash equivalents of $67.2 million, with no debt. We have a team in-place with tremendous depth and breadth of experience and knowledge, with a legacy business that is providing an ongoing source of funding for the development of new product lines. Our balance sheet and liquidity position was strengthened by the sale of our Sunnyvale, California property in June 2024. In addition, between May and August 2025, we sold 4,508,350 shares of common stock pursuant to an At-the-Market offering, at an average price of $3.29 for net proceeds of $14.3 million. On October 21, 2025, we entered into a securities purchase agreement with an institutional investor pursuant to which we agreed to issue and sell, in a registered direct offering (the "Registered Direct Offering") an aggregate of (i) 1,508,462 shares of our common stock, $0.001 par value per share, at a price of $10.00 per share and (ii) Pre-Funded Warrants to purchase 3,491,538 shares of Common Stock. Each of the Pre-Funded Warrants is exercisable for one share of Common Stock at the exercise price of $0.01 per Pre-Funded Warrant, immediately exercisable, and may be exercised at any time. The Purchaser's ability to exercise its Pre-Funded Warrants in exchange for shares of Common Stock is subject to certain beneficial ownership limitations set forth therein. The gross proceeds to the Company from the Registered Direct Offering were $50.0 million, before deducting the placement agents' fees and other offering expenses payable by the Company of $3.1 million. The Registered Direct Offering closed on October 22, 2025. All of the Pre-Funded Warrants were exercised in October 2025.

*Revenues.* Substantially all of our revenues are derived from sales of our Very Fast SRAM products. Sales to networking and telecommunications OEMs accounted for 16% to 34% of our net revenues during our last three fiscal years. We also sell our products to OEMs that manufacture products for military and aerospace applications such as radar and guidance systems and satellites, for test and measurement applications such as high-speed testers, for automotive applications such as smart cruise control, and for medical applications such as ultrasound and CAT scan equipment**.**

The average selling price of our products has increased or remained unchanged in recent years. However, as is typical in the semiconductor industry, the selling prices of our products has historically declined over the life of the product. If prices decline, our ability to increase net revenues, therefore, is dependent upon our ability to increase unit sales volumes of existing products and to introduce and sell new products with higher average selling prices in quantities sufficient to compensate for the anticipated declines in selling prices of our more mature products. Our ability to increase unit sales volumes is dependent primarily upon increases in customer demand but, particularly in periods of increasing demand, can also be affected by our ability to increase production through the availability of increased wafer fabrication capacity from TSMC, our wafer supplier, and our ability to increase the number of good integrated circuit die produced from each wafer through die size reductions and yield enhancement activities.

We may experience fluctuations in quarterly net revenues for a number of reasons. Historically, orders on hand at the beginning of each quarter are insufficient to meet our revenue objectives for that quarter and are generally cancelable up to 30 days prior to scheduled delivery. Accordingly, we depend on obtaining and shipping orders in the same quarter to achieve our revenue objectives. In addition, the timing of product releases, purchase orders and product availability could result in significant product shipments at the end of a quarter. Failure to ship these products by the end of the quarter may adversely affect our operating results. Furthermore, our customers may delay scheduled delivery dates and/or cancel orders within specified timeframes without significant penalty.

We sell our products through our direct sales force, international and domestic sales representatives and distributors. Our customer contracts, which may be in the form of purchase orders, contracts or purchase agreements, contain performance obligations for delivery of agreed upon products. Delivery of all performance obligations contained within a contract with a customer typically occurs at the same time (or within the same accounting period). Transfer of control occurs at the time of shipment, title and the risks and rewards of ownership have passed to the customer, and we have a right to payment. Thus, we will recognize revenue upon shipment of the product for direct sales and sales to our distributors.

Historically, a small number of OEM customers have accounted for a substantial portion of our net revenues, and we expect that significant customer concentration will continue for the foreseeable future. Many of our OEMs use contract manufacturers to manufacture their equipment. Accordingly, a significant percentage of our net revenues is derived from sales to these contract manufacturers. In addition, a significant portion of our sales are made to foreign and domestic distributors who resell our products to OEMs, as well as their contract manufacturers. Direct sales to contract manufacturers accounted for 4.9%, 7.9% and 20.5% of our net revenues for fiscal 2026, 2025 and 2024, respectively. Sales to foreign and domestic distributors accounted for 93.3%, 91.7% and 76.4% of our net revenues for fiscal 2026, 2025 and 2024, respectively. The following direct customers accounted for 10% or more of our net revenues in one or more of the following periods:

| | Fiscal Year Ended March 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| Contract manufacturer: | | | |
| Flextronics Technology ............................................. | 2.3 % | 2.7 % | 13.5 % |
| Distributors: | | | |
| Avnet Logistics ............................................. | 63.7 | 49.6 | 50.6 |
| Holystone............................................. | 14.2 | 22.6 | 2.5 |
| Nexcomm............................................. | 8.9 | 9.8 | 9.3 |

KYEC was our largest end user customer in fiscal 2026 and 2025. Nokia was our largest end user customer in fiscal 2024. KYEC purchases product through contract manufacturers and distributors. Based on information provided to us by KYEC's contract manufacturers and distributors, purchases by KYEC represented approximately 14%, 23% and 3% of our net revenues in fiscal 2026, 2025 and 2024, respectively. Nokia purchases products directly from us and through contract manufacturers and distributors. Based on information provided to us by its contract manufacturers and our distributors, purchases by Nokia represented approximately 6%, 12% and 21% of our net revenues in fiscal 2026, 2025 and 2024, respectively. Cadence Design Systems purchases products through contract manufacturers and distributors. Based on information provided to us by its contract manufacturers and our distributors, purchases by Cadence Design Systems represented approximately 12%, 8% and 8% of our net revenues in fiscal 2026, 2025 and 2024, respectively. Our revenues have been substantially impacted by significant fluctuations in sales to Nokia, KYEC and Cadence Design Systems, and we expect that future direct and indirect sales to Nokia, KYEC and Cadence Design Systems will continue to fluctuate substantially on a quarterly basis and that such fluctuations may significantly affect our operating results in future periods. To our knowledge, none of our other OEM customers accounted for more than 10% of our net revenues in fiscal 2026, 2025 or 2024.

*Cost of Revenues.*    Our cost of revenues consists primarily of wafer fabrication costs, wafer sort, assembly, test and burn-in expenses, the amortized cost of production mask sets, stock-based compensation and the cost of materials and overhead from operations. All of our wafer manufacturing and assembly operations, and a significant portion of our wafer sort testing operations, are outsourced. Accordingly, most of our cost of revenues consists of payments to TSMC and independent assembly and test houses. Because we do not have long-term, fixed-price supply contracts, our wafer fabrication, assembly and other outsourced manufacturing costs are subject to the cyclical fluctuations in demand for semiconductors. In recent years we have experienced increased costs as a result of supply chain constraints for wafers and outsourced assembly, burn-in and test operations. We review our manufacturing costs on a regular basis and pass on any cost increases to our customers when it makes sense to do so. Cost of revenues also includes expenses related to supply chain management, quality assurance, and final product testing and documentation control activities conducted at our headquarters in Sunnyvale, California and our branch operations in Taiwan.

*Gross Profit.*    Our gross profit margins vary among our products and are generally greater on our radiation hardened and radiation tolerant SRAMs, on our higher density products and, within a particular density, greater on our higher speed and industrial temperature products. We expect that our overall gross margins will fluctuate from period to period as a result of shifts in product mix, changes in average selling prices and our ability to control our cost of revenues, including costs associated with outsourced wafer fabrication and product assembly and testing.

*Research and Development Expenses.*    Research and development expenses consist primarily of salaries and related expenses for design engineers and other technical personnel, the cost of developing prototypes, stock-based compensation and fees paid to consultants. We charge all research and development expenses to operations as incurred. We charge mask costs used in production to cost of revenues over a 12-month period. However, we charge costs related to pre-production mask sets, which are not used in production, to research and development expenses at the time they are incurred. These charges often arise as we transition to new process technologies and, accordingly, can cause research and development expenses to fluctuate on a quarterly basis. We incurred charges of $2.4 million for a pre-production mask set for our APU2 during the quarter ended December 31, 2023. We incurred charges of $3.2 million for intellectual property rights that we purchased for our Plato project during the quarter ended December 31, 2025. We believe that continued investment in research and development is critical to our long-term success, and we expect to continue to devote significant resources to product development activities. In particular, we are devoting substantial resources to the development of our in-place associative computing products. Accordingly, we expect that our research and development expenses will continue to be substantial in future periods and may lead to operating losses in some periods. Such expenses as a percentage of net revenues may fluctuate from period to period.

*Selling, General and Administrative Expenses.* Selling, general and administrative expenses consist primarily of commissions paid to independent sales representatives, salaries, stock-based compensation and related expenses for personnel engaged in sales, marketing, administrative, finance and human resources activities, professional fees, costs associated with the promotion of our products and other corporate expenses. We expect that our sales and marketing expenses will increase in absolute dollars in future periods if we are able to grow and expand our sales force but that, to the extent our revenues increase in future periods, these expenses will generally decline as a percentage of net revenues. We also expect that, in support of any future growth that we are able to achieve, general and administrative expenses will generally increase in absolute dollars.

## Acquisition

On November 23, 2015, we acquired all of the outstanding capital stock of privately held MikaMonu Group Ltd. ("MikaMonu"), a development-stage, Israel-based company that specialized in in-place associative computing for markets including big data, computer vision and cyber security. MikaMonu, located in Tel Aviv, held 12 United States patents and had a number of pending patent applications.

The allocation of the purchase price to acquired identifiable intangible assets and goodwill was based on their estimated fair values at the date of acquisition. The fair value allocated to patents was $3.5 million and the residual value allocated to goodwill was $8.0 million.

The acquisition agreement provided for potential "earnout" payments to the former MikaMonu shareholders in cash or shares of GSI Technology's common stock, at our discretion, during a period of up to ten years following the closing of the acquisition if certain revenue targets for products based on MikaMonu technology were achieved. December 31, 2025 was the final date during which revenues from the sale of qualifying products were measured for purposes of calculating earnout consideration under the acquisition agreement. None of the revenue targets have been achieved, the amount of revenues recognized during the measurement period was not sufficient to create an earnout payment obligation, and no revenue-based earnout payments have been paid.

**Results of Operations**

The following table sets forth statement of operations data as a percentage of net revenues for the periods indicated:

| | Year Ended March 31, | |
|---|---|---|
| | 2026 | 2025 |
| Net revenues. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100.0 % | 100.0 % |
| Cost of revenues. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 45.5 | 50.6 |
| Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 54.5 | 49.4 |
| Operating expenses: | | |
| Research and development. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 79.4 | 78.0 |
| Selling, general and administrative . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 44.7 | 52.5 |
| Gain from sale of assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | (28.2) |
| Total operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 124.1 | 102.3 |
| Loss from operations. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (69.6) | (52.9) |
| Interest and other income, net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16.3 | 1.6 |
| Loss before income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (53.3) | (51.3) |
| Provision (benefit) for income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (0.6) | 0.6 |
| Net loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (52.7) | (51.9) |

**Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025**

*Net Revenues.*   Net revenues increased by 22.4% from $20.5 million in fiscal 2025 to $25.1 million in fiscal 2026. The overall average selling price of all units shipped in fiscal 2026 increased by 16.3% in fiscal 2026 compared to the prior fiscal year. Units shipped increased by 5.7% in fiscal 2026 compared to fiscal 2025. KYEC, which is a leading provider in the test and measurement market, was our largest end user customer in fiscal 2026 and 2025. Direct and indirect sales to KYEC decreased by $1.0 million from $4.6 million in fiscal 2025 to $3.6 million fiscal 2026. Direct and indirect sales to Nokia decreased by $1.0 million from $2.5 million in fiscal 2025 to $1.5 million fiscal 2026. Direct and indirect sales to Cadence Design Systems increased by $1.5 million from $1.6 million in fiscal 2025 to $3.1 million in fiscal 2026. The decrease in Nokia's purchases in the past several fiscal years is due in part to Nokia's decision to replace SRAM with alternative memory solutions. The test and measurement markets represented 38% and 32% of shipments in fiscal 2026 and in fiscal 2025, respectively. The networking and telecommunications markets represented 16% and 19% of shipments in fiscal 2026 and in fiscal 2025, respectively. Shipments to KYEC, Nokia and Cadence Design Systems will continue to fluctuate on a quarterly basis as a result of demand and shipments to their end customers. While recent customer order patterns have been particularly variable, these fluctuations are related to economic and external factors, which include worldwide inflationary pressures, increased or new tariffs, export controls and other trade barriers and trade disputes, increasing geopolitical tensions and the challenging global economic environment.

*Cost of Revenues.*   Cost of revenues increased by 10.1% from $10.4 million in fiscal 2025 to $11.4 million in fiscal 2026. The increase in cost of revenues was primarily related to the increase in net revenues in fiscal 2026 compared to fiscal 2025 and changes in the mix of products and customers. Cost of revenues included a provision for excess and obsolete inventories of $301,000 and $305,000 in fiscal 2026 and in fiscal 2025, respectively. Cost of revenues included stock-based compensation expense of $231,000 and $199,000, respectively, in fiscal 2026 and fiscal 2025. Cost of revenues in fiscal 2025 includes $204,000 in severance related payments related to our August 2024 cost reduction initiative.

*Gross Profit.*    Gross profit increased by 35.1% from $10.1 million in fiscal 2025 to $13.7 million in fiscal 2026.  Gross margin increased from 49.4% in fiscal 2025 to 54.5% in fiscal 2026. The change in gross profit is primarily related to the change in net revenues discussed above.  The increase in gross margin was primarily related to change in the mix of products and customers and also reflects the impact of fixed overhead on higher shipment levels compared to the prior year. Gross margin in fiscal 2025 was also impacted by the severance related payments related to our August 2024 cost reduction initiative discussed above.

*Research and Development Expenses.*    Research and development expenses increased 24.6% from $16.0 million in fiscal 2025 to $19.9 million in fiscal 2026. The increase in research and development spending was primarily related to charges of $3.2 million for intellectual property rights that we purchased for our Plato project during the quarter ended December 31, 2025, increases in outside consulting expenses, also related to our Plato project and lesser increases in payroll related expenses, partially offset by a lesser decrease in software maintenance expenses. Research and development expenses in fiscal 2026 and fiscal 2025 were also offset by $1.0 million and $1.2 million, respectively, of funding received under the government contracts. Research and development expenses included stock-based compensation expense of $1.0 million and $945,000 in fiscal 2026 and fiscal 2025, respectively.

*Selling, General and Administrative Expenses.*    Selling, general and administrative expenses increased 4.3% from $10.8 million in fiscal 2025 to $11.2 million in fiscal 2026. Increases of $574,000 stock-based compensation expense and $573,000 in facility related expenses were partially offset by a decrease of $465,000 in professional fees and a lesser decrease in payroll related expenses. In fiscal 2025, the value of contingent consideration liability resulting from our prior acquisition of the MikaMonu Group Ltd. decreased by $160,000. Selling, general and administrative expenses included stock-based compensation expense of $1.6 million and $1.1 million in fiscal 2026 and fiscal 2025, respectively.

*Gain from Sale of Assets.* Gain from sale of assets includes the gain from the sale of our headquarters building located at 1213 Elko Drive in Sunnyvale, California. The sale and leaseback transaction was completed on June 6, 2024. For further discussion of the sale and leaseback transaction, see Note - 8 Leases to the consolidated financial statements contained elsewhere in this report.

*Interest Income and Other (Expense), Net.*  Interest income and other (expense), net increased from income of $326,000 in fiscal 2025 to income of $4.1 million in fiscal 2026. Interest income increased by $481,000 primarily due to higher cash balances invested in money market funds. The foreign currency exchange loss increased from ($119,000) in fiscal 2025 to ($206,000) in fiscal 2026. The exchange loss in each period was primarily related to our Taiwan branch operations and operations in Israel. Other income in fiscal 2026 included a gain on the change in the fair value of warrants of $6.2 million and costs associated with the Registered Direct Offering of $2.8 million.

*Provision (benefit) for Income Taxes.*    The provision (benefit) for income taxes was $130,000 in fiscal 2025 to ($132,000) in fiscal 2026. Because we recorded a cumulative three-year loss on a U.S. tax basis for the year ended March 31, 2026 and the realization of our deferred tax assets is questionable, we recorded a tax provision reflecting a valuation allowance of $25.4 million in net deferred tax assets in fiscal 2026. Reductions in uncertain tax benefits due to lapses in the statute of limitations were $767,000 in fiscal 2025 and were not significant in fiscal 2026.

*Net Loss.*    Net loss was $10.6 million in fiscal 2025 compared to a net loss of $13.2 million in fiscal 2026. This increase in net loss was primarily due to the changes in net revenues, gross profit and operating expenses discussed above.

**Liquidity and Capital Resources**

As of March 31, 2026, our principal sources of liquidity were cash and cash equivalents of $67.2 million compared to $13.4 million of cash, cash equivalents and short-term investments as of March 31, 2025. Cash and cash equivalents totaling $16.0 million were held in foreign locations as of March 31, 2026.

Net cash used in operating activities was $15.9 million and $13.0 million for fiscal 2026 and fiscal 2025, respectively. Cash from operations in fiscal 2026 was adjusted for the non-cash gain on the change in fair value of warrants in the amount of $6.2 million. The primary uses of cash in fiscal 2026 were the net loss of $13.2 million and increases of $1.5 million in accrued expenses and other liabilities, $1.2 million in accounts receivable and $1.0 million in prepaid expenses and other assets. The primary source of cash in fiscal 2026 was an increase in accounts payable of $2.6 million. The uses of cash in fiscal 2026 were offset by non-cash items including stock-based compensation of $2.8 million and depreciation and amortization expenses of $628,000.

The primary uses of cash in fiscal 2025 were the net loss of $10.6 million and an increase of $1.1 million in prepaid expenses and other assets. The increase in prepaid expenses and other assets was primarily related to a production mask set for our APU2. The primary source of cash in fiscal 2025 was a reduction in inventories of $781,000. Cash from operations in fiscal 2025 was adjusted for the non-cash gain on the sale of assets in the amount of $5.8 million. The uses of cash in fiscal 2025 were offset by non-cash items including stock-based compensation of $2.3 million and depreciation and amortization expenses of $665,000.

Net cash used by investing activities was $486,000 in fiscal 2026 and net cash provided by investing activities was $11.3 million in fiscal 2025. Investment activities in fiscal 2026 consisted of the purchase of property and equipment of $486,000. Investment activities in fiscal 2025 primarily consisted of the net proceeds of $11.4 million from a sale and leaseback transaction, partially offset by the purchase of property and equipment of $45,000.

Cash provided by financing activities was $70.2 million and $633,000 in fiscal 2026 and fiscal 2025, respectively. Cash provided by financing activities in fiscal 2026 primarily consisted of the proceeds from the issuance of common stock and warrants of $49.7 million, proceeds from the sale of common stock pursuant to an At-the-Market offering of $14.3 million and the proceeds from the sale of common stock pursuant to our employee stock plans of $6.2 million. Net cash provided by financing activities in fiscal 2025 consisted of the proceeds from the sale of common stock pursuant to our employee stock plans of $633,000.

At March 31, 2026, we had total minimum lease obligations of approximately $10.9 million from April 1, 2025 through May 30, 2034, under non-cancelable operating leases for our facilities.

While higher interest rates, worldwide inflationary pressures, tariffs and trade disputes, increasing geopolitical tensions and the decline in the global economic environment have created significant uncertainty as to general economic and capital market conditions for fiscal 2027 and beyond, we believe that our existing balances of cash and cash equivalents, and cash flow expected to be generated from our future operations will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including revenue growth, if any, that we experience, any additional manufacturing cost increases resulting from supply constraints and the continuation of the impact of higher interest rates and inflation may have on our business, the extent to which we utilize subcontractors, the levels of inventory and accounts receivable that we maintain, the timing and extent of spending to support our product development efforts as well as potentially additional funding to complete the commercialization and development of Gemini-II and Plato, and the expansion of our sales and marketing team. Additional capital may also be required for the consummation of any acquisition of businesses, products or technologies that we may undertake. On June 28, 2023, we filed a registration statement on Form S-3, which was declared effective by the SEC on July 19, 2023. On August 1, 2023, we commenced a registered securities offering pursuant to a Sales Agreement (the "Sales

Agreement") with Needham & Company, LLC ("Needham"). The Sales Agreement provides that we may offer and sell our common stock having an aggregate offering price of up to $25.0 million from time to time (the "Offering") through Needham, acting as our sales agent. We sold 133,000 shares pursuant to the Offering at an average price of $4.20 for proceeds of $542,000, less offering costs of $389,000 during the quarter ended September 30, 2023. In May and June 2025, we sold 3,380,773 shares pursuant to the Offering at an average price of $3.32 for proceeds of $11.2 million, less offering costs of $411,000. We cannot assure that additional equity or debt financing, if required, will be available on terms that are acceptable or at all.

On October 21, 2025, we entered into the Purchase Agreement with the Purchaser pursuant to which we agreed to issue and sell, in the Registered Direct Offering an aggregate of (i) 1,508,462 Shares of our Common Stock at a price of $10.00 per Share and (ii) the Pre-Funded Warrants to purchase 3,491,538 shares of Common Stock. Each of the Pre-Funded Warrants is exercisable for one share of Common Stock at the exercise price of $0.01 per Pre-Funded Warrant, immediately exercisable, and may be exercised at any time. The Purchaser's ability to exercise its Pre-Funded Warrants in exchange for shares of Common Stock is subject to certain beneficial ownership limitations set forth therein. The gross proceeds to us from the Registered Direct Offering were approximately $50 million, before deducting offering expenses payable of approximately $3.1 million. The Registered Direct Offering closed on October 22, 2025. All of the Pre-Funded Warrants were exercised in October 2025.

As of March 31, 2026, we had $18.5 million in purchase obligations for facility leases, wafers, software maintenance and chip design service purchase obligations that are binding commitments, of which $9.1 million are payable in the next twelve months and $9.4 million are committed in the long term.

## Critical Accounting Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are inherent in the preparation of the consolidated financial statements and include estimates affecting obsolete and excess inventory. We believe that we consistently apply these judgments and estimates and that our financial statements and accompanying notes fairly represent our financial results for all periods presented. However, any errors in these judgments and estimates may have a material impact on our balance sheet and statement of operations. Critical accounting estimates, as defined by the Securities and Exchange Commission, are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult and subjective judgments and estimates of matters that are inherently uncertain. Our critical accounting estimates include those regarding the valuation of inventories.

*Valuation of Inventories.* Inventories are stated at the lower of cost or net realizable value, cost being determined on a weighted average basis. Our inventory write-down allowance is established when conditions indicate that the selling price of our products could be less than cost due to physical deterioration, obsolescence based on changes in technology and demand, changes in price levels, or other causes. We consider the need to establish the allowance for excess inventory generally based on inventory levels in excess of 12 months of forecasted customer demand for each specific product, which is based on historical sales and expected future orders. At any point in time, some portion of our inventory is subject to the risk of being materially in excess of our projected demand. Additionally, our average selling prices could decline due to market or other conditions, which creates a risk that costs of manufacturing our inventory may not be recovered. These factors contribute to the risk that we may be required to record additional inventory write-downs in the future, which could be material. In addition, if actual market conditions are more favorable than expected, inventory previously written down may be sold to customers resulting in lower cost of sales and higher income from operations than expected in that period.

**Recent Accounting Pronouncements**

Please refer to Note 1 to our consolidated financial statements appearing under Part II, Item 8 for a discussion of recent accounting pronouncements that may impact the Company.

**Item 7A.** *Quantitative and Qualitative Disclosures About Market Risk*

*Foreign Currency Exchange Risk.* Our revenues and expenses, except those expenses related to our operations in Israel and Taiwan, including subcontractor manufacturing expenses in Taiwan, are denominated in U.S. dollars. As a result, we have relatively little exposure for currency exchange risks, and foreign exchange losses have been minimal to date. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we believe our foreign currency exposure has increased, we may consider entering into hedging transactions to help mitigate that risk.

*Interest Rate Sensitivity.* We had cash and cash equivalents totaling $67.2 million at March 31, 2026. These amounts were invested primarily in money market funds. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. We believe a hypothetical 100 basis point increase in interest rates would not materially affect the fair value of our interest-sensitive financial instruments. Declines in interest rates, however, will reduce future investment income.

**Item 8.** *Financial Statements and Supplementary Data*

## GSI TECHNOLOGY, INC.

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Annual Report

# Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
GSI Technology, Inc.
Sunnyvale, California

## Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GSI Technology, Inc. (the "Company") as of March 31, 2026 and 2025, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

## Valuation of Inventories

As described in Note 1 to the consolidated financial statements, the Company's consolidated inventories balance is stated at the lower of cost or net realizable value. The valuation of inventories is adjusted by the Company when conditions indicate a decline in value due to obsolescence or inventory levels are in excess of forecasted customer demand for each specific product.

We identified the valuation of inventories associated with excess or obsolete attributes for certain products as a critical audit matter. Determining whether an adjustment for excess and obsolete inventory is necessary requires significant judgments related to forecasted customer demand for excess and obsolete units on hand based on historical sales and expected future orders. Auditing these elements involved especially challenging and subjective auditor judgments due to the nature and extent of audit procedures performed.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the appropriateness and adequacy of the adjustments estimated by management for certain products by analyzing the carrying value and quantities on hand against historical sales data and expected future orders and performing a retrospective review of the Company's prior year estimates to actual results.

- Evaluating the reasonableness of management's judgments related to forecasted customer demand for certain products by performing inquiries of management and testing the completeness and accuracy of the expected future orders and the historical sales data.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2017.
San Jose, California
June 5, 2026

Annual Report

# GSI TECHNOLOGY, INC.
## CONSOLIDATED BALANCE SHEETS

|  | March 31, | |
|---|---|---|
|  | **2026** | **2025** |
|  | **(In thousands, except share and per share amounts)** | |
| **ASSETS** | | |
| Cash and cash equivalents. | $ 67,212 | $ 13,434 |
| Accounts receivable, net | 4,237 | 3,169 |
| Inventories | 4,079 | 3,891 |
| Prepaid expenses and other current assets ($281 and $375 from a related party) | 3,659 | 2,961 |
| Total current assets | 79,187 | 23,455 |
| Property and equipment, net | 883 | 808 |
| Operating lease right-of-use assets | 8,264 | 9,547 |
| Goodwill | 7,978 | 7,978 |
| Intangible assets, net | 1,089 | 1,323 |
| Deferred tax asset | 329 | — |
| Other assets | 223 | 206 |
| Total assets | $ 97,953 | $ 43,317 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Accounts payable ($87 and $8 to a related party) | $ 3,614 | $ 991 |
| Lease liabilities, current | 1,488 | 1,642 |
| Accrued expenses and other liabilities | 4,094 | 4,441 |
| Total current liabilities | 9,196 | 7,074 |
| Deferred tax liability | 18 | 16 |
| Lease liabilities, non-current | 6,978 | 8,001 |
| Total liabilities | 16,192 | 15,091 |
| Commitments and contingencies (Note 9) | | |
| Stockholders' equity: | | |
| Preferred stock: $0.001 par value authorized: 5,000,000 shares; issued and outstanding: none | — | — |
| Common Stock: $0.001 par value authorized: 150,000,000 shares; issued and outstanding: 36,602,040 and 25,605,973 shares, respectively | 37 | 26 |
| Additional paid-in capital | 130,262 | 63,492 |
| Accumulated other comprehensive loss | (87) | (87) |
| Retained deficit | (48,451) | (35,205) |
| Total stockholders' equity | 81,761 | 28,226 |
| Total liabilities and stockholders' equity | $ 97,953 | $ 43,317 |

The accompanying notes are an integral part of these consolidated financial statements.

# GSI TECHNOLOGY, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| | (In thousands, except per share amounts) | | |
| Net revenues. | $ 25,122 | $ 20,518 | $ 21,765 |
| Cost of revenues ($223, $140 and $125 to a related party) | 11,427 | 10,378 | 9,942 |
| Gross profit | 13,695 | 10,140 | 11,823 |
| Operating expenses: | | | |
|    Research and development. | 19,947 | 16,005 | 21,689 |
|    Selling, general and administrative | 11,225 | 10,763 | 10,565 |
|    Gain from sale of assets | — | (5,793) | — |
|      Total operating expenses | 31,172 | 20,975 | 32,254 |
| Loss from operations | (17,477) | (10,835) | (20,431) |
| Interest income, net | 926 | 445 | 541 |
| Gain on change in fair value of warrant liability | 6,209 | — | — |
| Issuance costs associated with warrant liability | (2,830) | — | — |
| Other expense, net | (206) | (119) | (127) |
| Loss before income taxes | (13,378) | (10,509) | (20,017) |
| Provision (benefit) for income taxes | (132) | 130 | 70 |
| Net loss. | $ (13,246) | $ (10,639) | $ (20,087) |
| Net loss per share: | | | |
|    Basic | $ (0.42) | $ (0.42) | $ (0.80) |
|    Diluted | $ (0.42) | $ (0.42) | $ (0.80) |
| Weighted average shares used in per share calculations: | | | |
|    Basic | 31,839 | 25,498 | 25,144 |
|    Diluted | 31,839 | 25,498 | 25,144 |

The accompanying notes are an integral part of these consolidated financial statements.

# GSI TECHNOLOGY, INC.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

|  | Year Ended March 31, | | |
| --- | --- | --- | --- |
|  | 2026 | 2025 | 2024 |
|  | (In thousands) | | |
| Net loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (13,246) | $ (10,639) | $ (20,087) |
| Net unrealized gain on available-for-sale investments . . . . . . . . . . . . | — | — | 40 |
| Total comprehensive loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (13,246) | $ (10,639) | $ (20,047) |

The accompanying notes are an integral part of these consolidated financial statements.

# GSI TECHNOLOGY, INC.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Loss | Retained Earnings (Deficit) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| | (In thousands, except share amounts) | | | | | |
| Balance, March 31, 2023............ | 24,685,059 | $ 25 | $ 55,953 | $ (127) | $ (4,479) | $ 51,372 |
| Issuance of common stock under employee stock option plans......... | 482,313 | — | 1,654 | — | — | 1,654 |
| Issuance of common stock pursuant to an At-the-Market offering, net of offering costs of $389 ............. | 133,000 | — | 153 | — | — | 153 |
| Stock-based compensation expense ... | — | — | 2,838 | — | — | 2,838 |
| Net loss........................... | — | — | — | — | (20,087) | (20,087) |
| Net unrealized gain on available-for-sale investments................... | — | — | — | 40 | — | 40 |
| Balance, March 31, 2024............ | 25,300,372 | 25 | 60,598 | (87) | (24,566) | 35,970 |
| Issuance of common stock under employee stock option plans......... | 305,601 | 1 | 632 | — | — | 633 |
| Stock-based compensation expense ... | — | — | 2,262 | — | — | 2,262 |
| Net loss........................... | — | — | — | — | (10,639) | (10,639) |
| Balance, March 31, 2025............ | 25,605,973 | 26 | 63,492 | (87) | (35,205) | 28,226 |
| Issuance of common stock under employee stock option plans......... | 1,487,717 | 2 | 6,231 | — | — | 6,233 |
| Issuance of common stock pursuant to an At-the-Market offering, net of offering costs of $573 ............. | 4,508,350 | 4 | 14,264 | — | — | 14,268 |
| Issuance of common stock, net of issuance costs of $314.............. | 1,508,462 | 2 | 4,678 | — | — | 4,680 |
| Warrants exercised, net of offering costs ........................... | 3,491,538 | 3 | 38,794 | — | — | 38,797 |
| Stock-based compensation expense ... | — | — | 2,803 | — | — | 2,803 |
| Net loss........................... | — | — | — | — | (13,246) | (13,246) |
| Balance, March 31, 2026............ | 36,602,040 | $ 37 | $ 130,262 | $ (87) | $ (48,451) | $ 81,761 |

The accompanying notes are an integral part of these consolidated financial statements.

# GSI TECHNOLOGY, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

|  | Year Ended March 31, | | |
| --- | ---: | ---: | ---: |
|  | 2026 | 2025 | 2024 |
|  | (In thousands) | | |
| **Cash flows from operating activities:** | | | |
| Net loss | $ (13,246) | $ (10,639) | $ (20,087) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Allowance for credit losses and (recoveries) | 106 | 2 | (16) |
| Provision for excess and obsolete inventories | 301 | 305 | 180 |
| Non-cash lease expense | 1,283 | 1,098 | 576 |
| Change in fair value of contingent consideration | — | (160) | (892) |
| Depreciation and amortization | 628 | 665 | 927 |
| Gain from sale of assets | — | (5,793) | — |
| Change in fair value of warrants liability | (6,209) | — | — |
| Stock-based compensation | 2,803 | 2,262 | 2,838 |
| Amortization of premium on investments | — | — | (2) |
| Changes in assets and liabilities: | | | |
| Accounts receivable | (1,174) | (53) | 369 |
| Inventories | (489) | 781 | 1,258 |
| Prepaid expenses and other assets | (1,044) | (1,091) | (536) |
| Accounts payable | 2,640 | 306 | (355) |
| Accrued expenses and other liabilities | (1,522) | (658) | (1,610) |
| Net cash used in operating activities | (15,923) | (12,975) | (17,350) |
| **Cash flows from investing activities:** | | | |
| Proceeds from sale of assets | — | 11,392 | — |
| Maturities of short-term investments | — | — | 3,405 |
| Purchases of property and equipment | (486) | (45) | (645) |
| Net cash provided by (used in) investing activities | (486) | 11,347 | 2,760 |
| **Cash flows from financing activities:** | | | |
| Proceeds from issuance of common stock under At-the-Market offering, net of issuance costs of $573 | 14,268 | — | 153 |
| Proceeds from common stock, net of issuance costs of $314 | 4,680 | — | — |
| Proceeds from issuance of warrants | 44,973 | — | — |
| Proceeds from warrants exercised | 35 | — | — |
| Proceeds from issuance of common stock under employee stock plans | 6,231 | 633 | 1,654 |
| Net cash provided by financing activities | 70,187 | 633 | 1,807 |
| Net increase in cash and cash equivalents | 53,778 | (995) | (12,783) |
| Cash and cash equivalents at beginning of the period | 13,434 | 14,429 | 27,212 |
| Cash and cash equivalents at end of the period | $ 67,212 | $ 13,434 | $ 14,429 |
| **Non-cash investing and financing activities:** | | | |
| Purchases of property and equipment through accounts payable and accruals | $ — | $ — | $ 598 |
| Operating lease right-of-use assets exchanged for lease obligations | — | 9,092 | 1,445 |
| **Supplemental cash flow information:** | | | |
| Cash paid for income taxes, net of refunds | $ 203 | $ 256 | $ 389 |

The accompanying notes are an integral part of these consolidated financial statements.

# NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### The Company

GSI Technology, Inc. (the "Company") was incorporated in California in March 1995 and reincorporated in Delaware on June 9, 2004. The Company is a provider of high-performance semiconductor memory solutions to networking, industrial, test equipment, medical, aerospace and military customers.  The Company's products are incorporated primarily in high-performance networking and telecommunications equipment, such as routers, switches, wide area network infrastructure equipment, wireless base stations and network access equipment. In addition, the Company serves the ongoing needs of the military, industrial, test equipment and medical markets for high-performance SRAMs. The Company's in-place associative computing product line is targeted at low power, low latency inference markets. The associative computing product line is well situated for the growth currently occurring in physical AI, drones, and edge compute. Applications include environment self-aware navigation and security monitoring. These apply fast sensor fusion, and multi-modal LLM processing in applications using but not limited to multi-sensor computer vision, and synthetic aperture radar, for compromised environment navigation and security.

### Accounting principles

The consolidated financial statements and accompanying notes were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### Basis of consolidation

The consolidated financial statements include the accounts of the Company's four wholly owned subsidiaries, GSI Technology Holdings, Inc., GSI Technology (BVI), Inc., GSI Technology Israel Ltd. and GSI Technology Taiwan, Inc.  All inter-company transactions and balances have been eliminated in consolidation.

### Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are inherent in the preparation of the consolidated financial statements and include obsolete and excess inventory. The challenging global economic environment due to, among other things, increased or new tariffs, export controls and other trade barriers and trade disputes, worldwide inflationary pressures and increasing geopolitical tensions, has made such estimates more difficult and subjective. Actual results could differ materially from those estimates.

### Government Agreements

From time to time, the Company may enter into agreements with federal government agencies. GAAP does not have specific accounting standards covering agreements between the government and business entities. The Company applies International Accounting Standards 20 ("IAS 20"), *Accounting for Government Grants and Disclosure of Government Assistance,* by analogy when accounting for agreements entered into with the government. Under IAS 20, government grants or awards are initially recognized when there is reasonable assurance the conditions of the grant or award will be met and the grant or award will be received. After initial recognition, government grants or awards are recognized on a systematic basis in a manner consistent with the manner in which the Company recognizes the underlying costs for which the grant or award is intended to compensate. The Company follows ASC 832, *Disclosures by Business Entities about Government Assistance,* with respect to the disclosures of government grants or awards.

### Credit Losses—Marketable Securities

For marketable securities in an unrealized loss position, the Company periodically assesses its portfolio for impairment. The assessment first considers the intent or requirement to sell the marketable security. If either of these criteria are met, the amortized cost basis is written down to fair value through earnings.

If the criteria above are not met, the Company evaluates whether the decline resulted from credit losses or other factors by considering the extent to which fair value is less than amortized cost, any changes to the rating of the marketable security by a rating agency, and any adverse conditions specifically related to the marketable security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the marketable security is compared to the amortized cost basis of the marketable security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Any other impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive loss.

### Credit Losses—Accounts Receivable

Accounts receivable are recorded at the amounts billed less estimated allowances for credit losses for any potential uncollectible amounts. The Company continually monitors customer payments and maintains an allowance for estimated losses resulting from a customer's inability to make required payments. The Company considers factors such as historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer's ability to pay. Accounts receivable are written-off and charged against an allowance for credit losses when the Company has exhausted collection efforts without success.

### Warrant Liabilities

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, "Derivatives and Hedging." For derivative financial instruments that are accounted for as liabilities, including warrant liabilities, the derivative instrument is initially recorded at its fair value on the issuance date and is then re-valued upon exercise or at each reporting date for unexercised warrants, with changes in the fair value reported in the consolidated statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability was extinguished by the exercise of the warrants in October 2025.

### Risk and uncertainties

The decline in the global economic environment due to, among other things, increased or new tariffs, export controls and other trade barriers and trade disputes, worldwide inflationary pressures and increasing geopolitical tensions, has affected the business activities of the Company, its customers, suppliers, and other business partners in the fiscal year ended March 31, 2026.

Our software development and certain regional sales activities for our APU product offerings occur in Israel. Our Vice President, Associative Computing, along with a team of software development experts are based in our

Israel facility. This team is needed for the development of the various levels of software required in the use of our APU product offering. Proof of concept customers for our Synthetic Aperture Radar image processing acceleration system are also based in Israel. We are closely monitoring developments in the evolving military conflict in Israel including potential impacts to our business, customers, employees and operations in Israel. At this time, the impact on GSI Technology is uncertain and subject to change given the volatile nature of the situation, but adverse changes in the military conditions in Israel could harm our business and our stock price could decline.

The Company believes that during the next 12 months disruptions in the capital markets as a result of increased or new tariffs, export controls and other trade barriers and trade disputes, worldwide inflationary pressures and increasing geopolitical tensions and the decline in the global economic environment could impact general economic activity and demand in the Company's end markets.

The Company buys all of its SRAM wafers, an integral component of its products, from a single supplier and is also dependent on independent suppliers to assemble and test its products. During the years ended March 31, 2026, 2025 and 2024, all of the wafers used in the Company's SRAM products were supplied by Taiwan Semiconductor Manufacturing Company Limited, or TSMC. If this supplier fails to satisfy the Company's requirements on a timely basis at competitive prices, the Company could suffer manufacturing delays, a possible loss of revenues, or higher cost of revenues, any of which could adversely affect operating results.

A significant portion of the Company's net revenues come from sales to customers in the networking and telecommunications equipment industry. A decline in demand in this industry could have a material adverse effect on the Company's operating results and financial condition.

Because much of the manufacturing and testing of the Company's products is conducted in Taiwan, its business performance may be affected by changes in Taiwan's political, social and economic environment. For example, any political instability or restrictions on transportation logistics for our products that result from the relationship among the United States, Taiwan and the People's Republic of China could damage the Company's business. Moreover, the role of the Taiwanese government in the Taiwanese economy is significant. Taiwanese policies toward economic liberalization, and laws and policies affecting technology companies, foreign investment, currency exchange rates, taxes and other matters could change, resulting in greater restrictions on the Company's and its suppliers' ability to do business and operate facilities in Taiwan. If any of these risks were to occur, the Company's business could be harmed.

Some of the Company's suppliers and the Company's two principal operations are located near fault lines. In the event of a major earthquake, typhoon or other natural disaster near the facilities of any of these suppliers or the Company, the Company's business could be harmed.

From time to time, the Company is involved in legal actions. There are many uncertainties associated with any litigation, and the Company may not prevail. If information becomes available that causes us to determine that a loss in any of the Company's pending litigation, or the settlement of such litigation, is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with GAAP. However, the actual liability in any such litigation may be materially different from the Company's estimates, which could require us to record additional costs.

### Revenue recognition

The Company recognizes revenue when control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Under this criteria, revenue from the sale of products is generally recognized upon shipment according to the Company's shipping terms, net of accruals for estimated variable consideration resulting from sales returns and allowances based on historical experience.

*Cash and cash equivalents*

Cash and cash equivalents include cash in demand accounts and highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase, stated at cost, which approximates their fair value.

*Short-term investments*

All of the Company's short-term investments are classified as available-for-sale. Available-for-sale debt securities with maturities greater than twelve months are classified as long-term investments when they are not intended for use in current operations. Investments in available-for-sale securities are reported at fair value with unrecognized gains (losses), net of tax, as a component of "Accumulated other comprehensive loss" on the Consolidated Balance Sheets.

*Concentration of credit risk*

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company places its cash primarily in checking, certificate of deposit, and money market accounts with reputable financial institutions. We maintain the majority of our cash and cash equivalents in accounts at banking institutions in the U.S that we believe are of high quality. Cash held in these accounts often exceed the FDIC insurance limits. The Company's accounts receivables are derived primarily from revenue earned from customers located in the U.S. and Asia. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for credit losses based upon the expected collectability of accounts receivable. There were no write offs of accounts receivable in the years ended March 31, 2026, 2025 or 2024.

At March 31, 2026, two customers accounted for 52% and 34% of accounts receivable, and for the year then ended, two customers accounted for 64% and 14% of net revenues. At March 31, 2025, two customers accounted for 56% and 29% of accounts receivable, and for the year then ended, two customers accounted for 50% and 23% of net revenues. For the year ended March 31, 2024, two customers accounted for 51% and 14% of net revenues.

*Inventories*

Inventories are stated at the lower of cost or net realizable value, cost being determined on a weighted average basis. Inventory write-down allowances are established when conditions indicate that the selling price could be less than cost due to physical deterioration, obsolescence of certain products based on changes in technology and demand, changes in price levels, or other causes. These allowances, once recorded, result in a new cost basis for the related inventory. These allowances are also considered for excess inventory generally based on inventory levels in excess of 12 months of forecasted customer demand based on historical sales and expected future orders, as estimated by management, for each specific product. The allowance is not reversed until the inventory is sold or disposed.

The Company recorded write-downs of excess and obsolete inventories of $301,000, $305,000 and $180,000, respectively, in fiscal 2026, 2025 and 2024.

*Property and equipment, net*

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as presented below:

| | |
|---|---|
| Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 to 5 years |
| Computer and other equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 to 10 years |
| Furniture and fixtures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7 years |

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term of the respective assets. Gains or losses on disposals of property and equipment are recorded within loss from operations. Costs of repairs and maintenance are included as part of operating expenses unless they are incurred in relation to major improvements to existing property and equipment, at which time they are capitalized.

*Operating Leases*

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, lease liabilities, current and lease liabilities, non-current on the Company's Consolidated Balance Sheets. The Company did not identify any finance leases as of March 31, 2026 and 2025.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As the Company's leases do not provide an implicit rate, the Company uses an estimate of its incremental borrowing rate based on observed market data and other information available at the lease commencement date. The operating lease ROU assets also include any lease payments made and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The Company does not record leases on the Consolidated Balance Sheets with a term of one year or less. The Company does not separate lease and non-lease components but rather accounts for each separate component as a single lease component for all underlying classes of assets. Variable lease payments are expensed as incurred and are not included within the operating lease ROU asset and lease liability calculation. Variable lease payments primarily include reimbursements of costs incurred by lessors for common area maintenance and utilities. Lease expense for minimum operating lease payments is recognized on a straight-line basis over the lease term.

*Impairment of long-lived assets*

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. If the sum of the expected future cash flows (undiscounted and before interest) from the use of the assets is less than the net book value of the asset an impairment could exist and the amount of the impairment loss, if any, will generally be measured as the difference between the net book value of the assets and their estimated fair values. There were no impairment losses recognized during the years ended March 31, 2026, 2025 or 2024.

*Goodwill and intangible assets*

Goodwill is not amortized but is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

The Company assesses goodwill for impairment on an annual basis on the last day of February in the fourth quarter of its fiscal year and if certain events or circumstances indicate that an impairment loss may have been incurred, on an interim basis. The Company has one reporting unit. Impairment is recognized if the carrying value of

Annual Report

the net assets of the reporting unit exceeds the fair value of the reporting unit, with the impairment loss not to exceed the amount of goodwill allocated to the reporting unit.

Intangible assets with finite useful lives are amortized over their estimated useful lives, generally on a straight-line basis over five to fifteen years. The Company reviews identifiable amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset group and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. There were no impairment indicators noted as of March 31, 2026.

### Research and development

Research and development expenses are related to new product designs, including, salaries, stock-based compensation, contractor fees, preproduction masks, and allocation of corporate costs and are charged to the statement of operations as incurred.

### Income taxes

The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when it is more likely than not that the deferred tax asset will not be realized. Due to historical losses in the U.S., the Company has a full valuation allowance on its U.S. federal and state deferred tax assets. As of March 31, 2026 and 2025, the Company's net deferred tax assets of $25.7 and $22.8 million, respectively, were subject to a valuation allowance of $25.4 and $22.8 million, respectively. Management continues to evaluate the realizability of deferred tax assets and the related valuation allowance.

Authoritative guidance prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the guidance, the financial statements will reflect expected future tax consequences of such positions presuming the taxing Authorities' full knowledge of the position and all relevant facts, but without considering time values. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the provision for income taxes in the Consolidated Statements of Operations.

### Shipping and handling costs

The Company records costs related to shipping and handling in cost of revenues.

### Advertising expense

Advertising costs are charged to expense in the period incurred. Advertising expense was not material for the years ended March 31, 2026, 2025 and 2024.

*Foreign currency transactions*

The U.S. dollar is the functional currency for all of the Company's foreign operations. Foreign currency transaction gains and losses, resulting from transactions denominated in currencies other than U.S. dollars are included in the Consolidated Statements of Operations. These gains and losses were not material for the years ended March 31, 2026, 2025 or 2024.

*Segments*

Segment reporting is based on the "management approach," following the method that management organizes the Company's reportable segments for which separate financial information is made available to, and evaluated regularly by, the chief operating decision maker in allocating resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer ("CEO"), who makes the decision on allocating resources and in assessing performance. The CEO reviews the Company's consolidated results as one operating segment. In making operating decisions, the CEO primarily considers consolidated financial information, accompanied by disaggregated information about revenues by customers and product. All of the Company's principal operations and decision-making functions are located in the U.S. The Company's CEO views its operations, manages its business, and uses one measurement of profitability for the one operating segment, which designs, develops and sells integrated circuits.

*Accounting for stock-based compensation*

Stock-based compensation expense recognized in the Consolidated Statements of Operations is based on options ultimately expected to vest, reduced by the amount of estimated forfeitures. The Company chose the straight-line method of allocating compensation cost over the requisite service period of the related award according to authoritative guidance. The Company calculates the expected term based on the historical average period of time that options were outstanding as adjusted for expected changes in future exercise patterns, which, for options granted in fiscal 2026, 2025 and 2024 resulted in an expected term of approximately 7.1 to 7.3 years, 4.9 to 5.0 years and 4.5 to 4.9 years, respectively. The Company uses its historical volatility to estimate expected volatility. The risk-free interest rate is based on the U.S. Treasury yields in effect at the time of grant for periods corresponding to the expected life of the options. The dividend yield is 0%, based on the fact that the Company has never paid dividends and has no present intention to pay dividends. Changes to these assumptions may have a significant impact on the results of operations.

Authoritative guidance requires cash flows, if any, resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows in the Consolidated Statements of Cash Flows.

*Comprehensive loss*

Comprehensive loss is defined to include all changes in stockholders' equity during a period except those resulting from investments by owners and distributions to owners. For the years ended March 31, 2026, 2025 and 2024, comprehensive loss was $13.2 million, $10.6 million and $20.0 million, respectively.

*Accounting pronouncements effective for fiscal 2026*

In December 2023, the Financial Accounting Standards Board, ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740)." ASU No. 2023-09 improves the transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. It also includes certain other amendments to improve the effectiveness of income tax disclosures regarding (a) income or loss from continuing operations disaggregated between domestic and foreign and (b) income tax expense or benefit from continuing operations disaggregated by federal, state and foreign. ASU No. 2023-09 is effective for annual periods beginning after December 15, 2024. As permitted by ASU 2023-09, the Company adopted this standard on a prospective basis with its fiscal year 2026 annual reporting period, and it did not have a material effect on the Company's financial statements.

### *Accounting pronouncements not yet adopted by the Company*

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)." ASU No. 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU No. 2024-03 requires footnote disclosure about specific expenses to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization and (5) depreciation, depletion and amortization recognized as part of oil- and gas-production activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. ASU No. 2024-03 does not change or remove existing expense disclosure requirements; however, it may affect where that information appears in the footnotes to the financial statements. ASU No. 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating the disclosure requirements and its effect on the Consolidated Financial Statements.

In July 2025, the FASB issued Accounting Standards Update 2025-05, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05)." ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. We are currently evaluating the potential impact of adopting ASU 2025-05 on our consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities ("ASU 2025-10") to establish authoritative guidance on how to recognize, measure, and present government grants received by business entities. This ASU defines a government grant, establishes when and how a grant related to an asset or income is recognized and measured, and includes presentation and disclosure requirements. ASU 2025-10 is effective for annual periods beginning after December 15, 2028, or our fiscal 2030, and interim reporting periods within those annual reporting periods. We are currently evaluating the potential impact of adopting ASU 2025-10 on our consolidated financial statements and disclosures and is not expected to have a material effect.

## NOTE 2 —REVENUE RECOGNITION

The Company determines revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation.

The Company's customer contracts, which may be in the form of purchase orders, contracts or purchase agreements, contain performance obligations for delivery of agreed upon products. Delivery of all performance obligations contained within a contract with a customer typically occurs at the same time (or within the same accounting period). Transfer of control occurs at the point at which delivery has occurred, title and the risks and rewards of ownership have passed to the customer, and the Company has a right to payment. The Company recognizes revenue upon shipment of the product.

Because all of the Company's performance obligations relate to contracts with a duration of less than one year, the Company elected to apply the optional exemption practical expedient and, therefore, is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

The Company adjusts the transaction price for variable consideration. Variable consideration is not typically significant and primarily results from stock rotation rights and quick pay discounts provided to certain distributors. As a practical expedient, the Company is recognizing the incremental costs of obtaining a contract, specifically commission expenses that have a period of benefit of less than twelve months, as an expense when incurred. Additionally, the Company has adopted an accounting policy to recognize shipping costs that occur after control transfers to the customer as a fulfillment activity.

The Company's contracts with customers do not typically include extended payment terms. Payment terms vary by contract type and type of customer and generally range from 30 to 60 days from shipment. Additionally, the Company has the right to payment upon shipment.

The Company records revenue net of sales tax, value added tax, excise tax and other taxes collected concurrent with product sales. The impact of such taxes on product sales is immaterial.

The Company warrants its products to be free of defects generally for a period of three years. The Company estimates its warranty costs based on historical warranty claim experience and includes such costs in cost of revenues. Warranty costs and the accrued warranty liability were not material as of March 31, 2026 and 2025.

Substantially all of the Company's revenue is derived from sales of SRAM products which represented approximately 99%, 99% and 99% of total revenues in the years ended March 31, 2026, 2025 and 2024, respectively.

KYEC was our largest end user customer in fiscal 2025 and fiscal 2026. Based on information provided to the Company by KYEC's contract manufacturers and distributors, purchases by KYEC represented approximately 14%, 22% and 3% of our net revenues in fiscal 2026, 2025 and 2024, respectively. Nokia was the Company's largest end user customer in fiscal 2024 and 2023. Nokia purchases products directly from the Company and through contract manufacturers and distributors. Based on information provided to the Company by Nokia's contract manufacturers and distributors, purchases by Nokia represented approximately 6%, 12% and 21% of the Company's net revenues in fiscal 2026, 2025 and 2024, respectively. Based on information provided to the Company by Cadence Design Systems contract manufacturers and distributors, purchases by Cadence Design Systems represented approximately 12%, 8% and 8% of the Company's net revenues in fiscal 2026, 2025 and 2024, respectively.

See "Note 13 - Segment and Geographic Information" for revenue by shipment destination.

The following table presents the Company's revenue disaggregated by customer type.

| | Year Ended March 31, | | |
| | 2026 | 2025 | 2024 |
| --- | --- | --- | --- |
| | (In thousands) | | |
| Contract manufacturers | $ 1,234 | $ 1,614 | $ 4,450 |
| Distribution | 23,436 | 18,809 | 16,636 |
| OEMs | 452 | 95 | 679 |
| | $ 25,122 | $ 20,518 | $ 21,765 |

## NOTE 3—NET LOSS PER COMMON SHARE

The Company uses the treasury stock method to calculate the weighted average shares used in computing diluted net loss per share. The following table sets forth the computation of basic and diluted net loss per share:

| | Year Ended March 31, | | |
| | 2026 | 2025 | 2024 |
| --- | --- | --- | --- |
| | (In thousands, except per share amounts) | | |
| Net loss | $ (13,246) | $ (10,639) | $ (20,087) |
| Denominators: | | | |
| Weighted average shares—Basic | 31,839 | 25,498 | 25,144 |
| Dilutive effect of employee stock options | — | — | — |
| Dilutive effect of employee stock purchase plan options | — | — | — |
| Weighted average shares—Dilutive | 31,839 | 25,498 | 25,144 |
| Net loss per common share—Basic | $ (0.42) | $ (0.42) | $ (0.80) |
| Net loss per common share—Diluted | $ (0.42) | $ (0.42) | $ (0.80) |

The following shares of common stock (determined on a weighted average basis) were excluded from the computation of diluted net loss per common share as they had an anti-dilutive effect:

| | Year Ended March 31, | | |
| | 2026 | 2025 | 2024 |
| --- | --- | --- | --- |
| | (In thousands) | | |
| Shares underlying options and ESPP shares | 5,305 | 7,551 | 7,930 |

## NOTE 4—BALANCE SHEET DETAIL

| | March 31, | |
| | 2026 | 2025 |
| --- | --- | --- |
| | (In thousands) | |
| Inventories: | | |
| Work-in-progress | $ 1,978 | $ 1,769 |
| Finished goods | 2,101 | 2,122 |
| | $ 4,079 | $ 3,891 |

| | March 31, | |
| --- | --- | --- |
| | **2026** | **2025** |
| | **(In thousands)** | |
| Accounts receivable, net: | | |
| Accounts receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 4,389 | $ 3,215 |
| Less: Allowances for credit losses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (152) | (46) |
| | $ 4,237 | $ 3,169 |

| | March 31, | |
| --- | --- | --- |
| | **2026** | **2025** |
| | **(In thousands)** | |
| Prepaid expenses and other current assets: | | |
| Prepaid tooling and masks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 593 | $ 1,834 |
| Other receivables . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 88 | 695 |
| Other prepaid expenses and other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,978 | 432 |
| | $ 3,659 | $ 2,961 |

| | March 31, | |
| --- | --- | --- |
| | **2026** | **2025** |
| | **(In thousands)** | |
| Property and equipment, net: | | |
| Computer and other equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 18,187 | $ 17,733 |
| Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,426 | 4,426 |
| Furniture and fixtures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 102 | 102 |
| Leasehold improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 942 | 927 |
| | 23,657 | 23,188 |
| Less: Accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (22,774) | (22,380) |
| | $ 883 | $ 808 |

Depreciation expense was $394,000, $432,000 and $693,000 for the years ended March 31, 2026, 2025 and 2024, respectively.

The following table summarizes the components of intangible assets and related accumulated amortization balances at March 31, 2026 and 2025, respectively (in thousands):

| | As of March 31, 2026 | | |
| --- | --- | --- | --- |
| | **Gross Carrying Amount** | **Accumulated Amortization** | **Net Carrying Amount** |
| Intangible assets: | | | |
| Product designs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 590 | $ (590) | $ — |
| Patents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,220 | (3,131) | 1,089 |
| Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 80 | (80) | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 4,890 | $ (3,801) | $ 1,089 |

| | As of March 31, 2025 | | |
| --- | --- | --- | --- |
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Intangible assets: | | | |
| Product designs | $ 590 | $ (590) | $ — |
| Patents | 4,220 | (2,897) | 1,323 |
| Software | 80 | (80) | — |
| Total | $ 4,890 | $ (3,567) | $ 1,323 |

Amortization of intangible assets of $234,000, $233,000 and $234,000 was included in cost of revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

As of March 31, 2026, the estimated future amortization expense of intangible assets in the table above is as follows (in thousands):

| Fiscal year ending March 31, | |
| --- | --- |
| 2027 | $ 233 |
| 2028 | 233 |
| 2029 | 233 |
| 2030 | 233 |
| 2031 | 157 |
| Total | $ 1,089 |

The following table summarizes the components of accrued expenses and other liabilities balances as of March 31, 2026 and 2025, respectively (in thousands):

| | March 31, | |
| --- | --- | --- |
| | 2026 | 2025 |
| | (In thousands) | |
| Accrued expenses and other liabilities: | | |
| Accrued compensation | $ 2,421 | $ 2,488 |
| Accrued commissions | 168 | 85 |
| Production mask set | — | 1,250 |
| Purchased intellectual property | 917 | — |
| Others | 588 | 618 |
| | $ 4,094 | $ 4,441 |

In August 2024, the Company implemented strategic cost-cutting measures. These initiatives consisted of workforce reductions across all departments and enhanced operational efficiencies. The cost reduction initiatives included an approximate 16% reduction in the Company's global workforce. The Company incurred $356,000 in severance related charges during fiscal 2025, including $204,000 recorded as cost of revenues, $128,000 recorded as research and development expense and $24,000 recorded as selling, general and administrative expense in the consolidated statements of operations. The Company does not expect to incur any additional severance related charges resulting from these measures. There were no severance charges accrued as of March 31, 2025 as severance payments to all impacted employees have been completed as of March 31, 2025.

## NOTE 5—GOODWILL

Goodwill represents the difference between the purchase price and the estimated fair value of the identifiable assets acquired and liabilities assumed in a business combination. The Company tests for goodwill impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset is more likely than not impaired. The Company has one reporting unit.

The Company had a goodwill balance of $8.0 million as of both March 31, 2026 and 2025. The goodwill resulted from the acquisition of MikaMonu Group Ltd. ("MikaMonu") in fiscal 2016.

The Company completed its annual impairment test during the fourth quarter of fiscal 2026 and concluded that there was no impairment, as it was more likely than not that the fair value of its sole reporting unit exceeded its carrying value and the performance of a quantitative impairment test was not required.

## NOTE 6—INCOME TAXES

Loss before income taxes and the provision for income taxes consists of the following:

|  | Year Ended March 31, | | |
|  | 2026 | 2025 | 2024 |
|  | (In thousands) | | |
| Loss before income taxes: | | | |
| U.S. | $ (6,940) | $ (4,511) | $ (12,414) |
| Foreign | (6,438) | (5,998) | (7,603) |
|  | $ (13,378) | $ (10,509) | $ (20,017) |
| Current income tax expense: | | | |
| U.S. federal | $ — | $ — | $ — |
| State | 2 | 2 | 1 |
| Foreign | 193 | 126 | 67 |
|  | 195 | 128 | 68 |
| Deferred income tax expense (benefit): | | | |
| U.S. federal | 2 | 2 | 2 |
| State | (329) | — | — |
| Foreign | — | — | — |
|  | (327) | 2 | 2 |
| Provision (benefit) for income taxes | $ (132) | $ 130 | $ 70 |

The provision for income tax differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rate to pre-tax loss as follows:

| | Year Ended March 31, 2026 | |
| --- | --- | --- |
| | (in thousands) | Percent |
| U.S. Federal taxes at statutory rate | $ (2,808) | 21.0 % |
| State taxes, net of federal benefit | 2 | 0.0 % |
| Foreign tax effects | | |
| Israel - foreign tax rate differential between Israel and the US | (325) | 2.4 % |
| Israel - other | 35 | (0.3)% |
| Cayman Islands - foreign tax rate differential between Cayman Islands and the US | 1,593 | (11.9)% |
| Other foreign jurisdictions | (89) | 0.7 % |
| Research and development tax credits | (318) | 2.4 % |
| Change in valuation allowance | 2,536 | (19.0)% |
| Nontaxable or non-deductible items | | |
| Net gain on warrants | (710) | 5.3 % |
| Other | (48) | 0.4 % |
| Benefit for income taxes | $ (132) | 1.0 % |

Texas makes up the majority of state tax expense.

| | Year Ended March 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| | (In thousands) | |
| U.S. Federal taxes at statutory rate | $ (2,203) | $ (4,204) |
| State taxes, net of federal benefit | 2 | 1 |
| Stock-based compensation | 566 | 408 |
| Tax credits | (404) | (530) |
| Foreign tax rate differential | 1,382 | 1,663 |
| GILTI tax | — | 232 |
| Lapses of applicable statute of limitations | (767) | — |
| Non-deductible expenses and other | 1 | 2 |
| | (1,423) | (2,428) |
| Valuation allowance | 1,553 | 2,498 |
| | $ 130 | $ 70 |

Deferred tax assets and deferred tax liabilities consist of the following:

| | March 31, | |
| --- | --- | --- |
| | 2026 | 2025 |
| | (In thousands) | |
| Deferred tax assets: | | |
| Tax credits | $ 10,820 | $ 10,242 |
| Net operating losses | 7,369 | 5,933 |
| Capitalized research and development | 4,222 | 4,429 |
| Stock-based compensation | 1,189 | 1,187 |
| Property and equipment | 979 | 209 |
| Operating lease liabilities | 1,688 | 2,103 |
| Other loss carryover | 329 | — |
| Other reserves and accruals | 739 | 753 |
| Total deferred tax assets | 27,335 | 24,856 |
| Less valuation allowance | (25,384) | (22,794) |
| Deferred tax assets, net | 1,951 | 2,062 |
| Deferred tax liabilities: | | |
| Right of use assets | (1,640) | (2,078) |
| Total deferred tax liabilities | (1,640) | (2,078) |
| Net deferred tax asset (liability) | $ 311 | $ (16) |

The cash paid for income taxes, net of refunds, during the year was as follows:

| | Fiscal year ended March 31, 2026 |
| --- | --- |
| | (In thousands) |
| Federal | $ (5) |
| State | 2 |
| Foreign | |
| Israel | 159 |
| Taiwan | 47 |
| | $ 203 |

The Company currently intends to indefinitely reinvest earnings in operations outside the United States. No provision has been made for state income taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of such potential liability.

As of March 31, 2026 and 2025, $3.5 million and $3.4 million, respectively, of unrecognized tax benefits had been recorded as a reduction to net deferred tax assets. It is possible, however, that due to lapses of applicable statutes of limitations, that some months or years may elapse before an uncertain position for which the Company has established a reserve is resolved. A reconciliation of unrecognized tax benefits is as follows:

| | Year Ended March 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| | (In thousands) | | |
| Unrecognized tax benefits, beginning of period | $ 3,356 | $ 3,948 | $ 3,723 |
| Lapses of applicable statute of limitations | — | (767) | — |
| Additions based on tax positions related to current year | 149 | 175 | 225 |
| Unrecognized tax benefits, end of period | $ 3,505 | $ 3,356 | $ 3,948 |

There is no unrecognized tax benefit balance as of March 31, 2026 that would affect the Company's effective tax rate if recognized after considering the valuation allowance. There was no net income tax effect related to Global intangible low-taxed income ("GILTI") in the Company's fiscal year ended March 31, 2026.

The Company's federal and state net operating loss carryforwards for income tax purposes are approximately $27.8 million and $26.8 million, respectively, at March 31, 2026. The Company's federal net operating loss carryforwards do not expire and the Company's state tax net operating loss carryforwards expire beginning in 2034. The Company's federal and state tax credit carryforwards for income tax purposes are approximately $5.9 million and $6.2 million respectively, at March 31, 2026. The Company's federal tax credit carryforwards expire beginning in 2033. The Company's state tax credit carryforwards have no expiration date. Utilization of the Company's net operating loss carryforwards and research tax credit carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation could result in the expiration of the net operating loss carryforwards and research tax credit carryforwards before utilization. The Company has not performed an analysis to determine if a limitation applies and whether the limitation would cause the net operating losses to expire unutilized.

Due to historical losses in the U.S., the Company has a full valuation allowance on its U.S. federal and state deferred tax assets. As of March 31, 2026 and 2025, the Company's gross deferred tax assets of $25.7 million and $22.8 million, respectively, were subject to a valuation allowance of $25.4 million and $22.8 million, respectively. The net valuation allowance increased by $2.6 million in fiscal 2026 and 2025. As of March 31, 2026 and 2025, the Company's net deferred tax assets or (liabilities) were $311,000 and ($16,000), respectively. The deferred tax assets consist primarily of the tax credits and federal and state net operating losses. Realization of deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. In assessing the realizability of certain deferred tax assets, management determined that it is more likely than not that the majority of its deferred tax assets will not be realized. Therefore, the Company has provided a valuation allowance against these deferred tax assets.

The Company is subject to taxation in the United States and various state and foreign jurisdictions. Fiscal years 2013 through 2025 remain open to examination by the federal tax authorities and fiscal years 2011 through 2024 remain open to examination by the state of California. Fiscal years 2020 through 2025 are generally subject to audit by foreign tax authorities.

## NOTE 7—FINANCIAL INSTRUMENTS

### *Fair value measurements*

Authoritative accounting guidance for fair value measurements provides a framework for measuring fair value and related disclosures. The guidance applies to all financial assets and financial liabilities that are measured

on a recurring basis. The guidance requires fair value measurement to be classified and disclosed in one of the following three categories:

Level 1: Valuations based on quoted prices in active markets for identical assets and liabilities. The fair value of available-for-sale securities included in the Level 1 category is based on quoted prices that are readily and regularly available in an active market. As of March 31, 2026, the Level 1 category included money market funds of $49.7 million, which were included in cash and cash equivalents on the Consolidated Balance Sheets.

Level 2: Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The fair value of available-for-sale securities included in the Level 2 category is based on the market values obtained from an independent pricing service that were evaluated using pricing models that vary by asset class and may incorporate available trade, bid and other market information and price quotes from well-established independent pricing vendors and broker-dealers. There were no short-term or long-term investments as of March 31, 2026.

Level 3: Valuations based on inputs that are unobservable and involve management judgment and the reporting entity's own assumptions about market participants and pricing. As of March 31, 2026 and 2025, the Company had no Level 3 financial instruments measured at fair value on the Consolidated Balance Sheets. As of March 31, 2024, Level 3 financial instruments measured at fair value consisted of the contingent consideration liability related to the MikaMonu acquisition. The fair value of the contingent consideration liability was initially determined as of the acquisition date using unobservable inputs. These inputs include the estimated amount and timing of future revenues, the probability of achievement of the revenue forecast, revenue volatility and a risk-adjusted discount rate of approximately 14.8% used to adjust the probability-weighted cash flow payments to their present value. During the re-measurement of the contingent consideration liability as of March 31, 2025, the Company's forecasted future revenues prior to the measurement date of December 31, 2025 were not expected to exceed certain revenue targets, thus no valuation inputs were utilized. As of March 31, 2024, the Company used a risk-adjusted discount rate of approximately 16.1% to adjust the probability-weighted cash flows to their present value using probabilities ranging from 25% to 75% for the remaining contingent events. The contingent consideration liability as of March 31, 2026 and 2025 was $0 and $0, respectively.

Refer to Note 14, "Acquisition" for more information.

The fair value of financial assets and liabilities measured on a recurring basis is as follows (in thousands):

| | | Fair Value Measurements at Reporting Date Using | | |
|---|---|---|---|---|
| | March 31, 2026 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets: | | | | |
| Money market funds | $ 49,733 | $ 49,733 | $ — | $ — |
| Total | $ 49,733 | $ 49,733 | $ — | $ — |

Annual Report

| | | Fair Value Measurements at Reporting Date Using | | |
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | March 31, 2025 | | | |
| Assets: | | | | |
| Money market funds | $ 4,836 | $ 4,836 | $ — | $ — |
| Total | $ 4,836 | $ 4,836 | $ — | $ — |

The following table sets forth the changes in fair value of contingent consideration for the fiscal years ended March 31, 2026, 2025 and 2024, respectively:

| | Year Ended March 31, | | |
| | 2026 | 2025 | 2024 |
| | | (In thousands) | |
| Contingent consideration, beginning of period | $ — | $ 160 | $ 1,052 |
| Change due to accretion | — | 8 | 108 |
| Re-measurement of contingent consideration | — | (168) | (1,000) |
| Contingent consideration, end of period | $ — | $ — | $ 160 |

### Short-term and long-term investments

The Company had money market funds of $49.7 million and $4.8 million at March 31, 2026 and March 31, 2025, respectively, included in cash and cash equivalents on the Consolidated Balance Sheets. The Company monitors its investments for impairment periodically and records appropriate reductions in carrying values when declines are determined to be other-than-temporary.

There were no available-for-sale investments at March 31, 2026 and 2025, respectively.

## NOTE 8—LEASES

The Company has operating leases for corporate offices, and research and development facilities. The Company's leases have remaining lease terms of 5 months to 98 months, some of which include options to extend for up to 10 years.

On June 6, 2024, the Company completed a sale and leaseback transaction pursuant to a previously executed purchase and sale agreement (the "Agreement") with an unrelated party, as purchaser, for the sale of the Company's 1213 Elko Drive property in Sunnyvale, California (the "Sunnyvale Property") for a purchase price, net of closing and other expenses payable by the Company, of $11.3 million in cash. Concurrent with the sale, the Company entered into a lease agreement (the "Lease") to lease all of the Sunnyvale Property that it occupied from the purchaser for an initial term of ten years from the closing of the sale of the Sunnyvale Property. The Company has the option to renew the term of the Lease for two additional five-year periods. Pursuant to the Lease, the Company is responsible for base rent initially at a rate of approximately $90,768 per month and the monthly operational expenses, such as maintenance, insurance, property taxes and utilities. The rental rate will increase three percent (3%) per year beginning on the first anniversary of the closing. The transaction was accounted for as a sale and leaseback and operating lease accounting classification. The Company recorded a gain of $5.7 million which was recorded in the gain from sale of assets in the Consolidated Statements of Operations in the quarter ended June 30, 2024.

Supplemental balance sheet information related to leases was as follows:

|  | As of March 31, 2026 | | As of March 31, 2025 | |
|---|---|---|---|---|
|  | (In thousands) | | | |
| **Operating Leases** | | | | |
| Operating lease right-of-use assets | $ | 8,264 | $ | 9,547 |
| | | | | |
| Lease liabilities-current | $ | 1,488 | $ | 1,642 |
| Lease liabilities-non-current | | 6,978 | | 8,001 |
| Total operating lease liabilities | $ | 8,466 | $ | 9,643 |

The following table provides the details of lease costs:

|  | Year Ended March 31, | | | |
|---|---|---|---|---|
|  | 2026 | | 2025 | |
|  | (In thousands) | | | |
| Operating lease cost | $ | 1,873 | $ | 1,607 |
| Short-term lease cost | | 28 | | 33 |
| | $ | 1,901 | $ | 1,640 |

The following table provides other information related to leases:

|  | Year Ended March 31, | | | |
|---|---|---|---|---|
|  | 2026 | | 2025 | |
|  | (In thousands) | | | |
| Cash paid for amounts included in the measurement of lease liabilities | | | | |
| Operating cash flows from operating leases | $ | 1,745 | $ | 1,471 |
| | | | | |
| Right-of-use assets obtained in exchange for lease obligations | | | | |
| Operating leases | $ | — | $ | 9,092 |
| | | | | |
| Weighted-average remaining lease term (years): | | | | |
| Operating leases | | 7.84 | | 8.58 |
| | | | | |
| Weighted-average discount rate: | | | | |
| Operating leases | | 6.32 % | | 6.24 % |

The following table provides the maturities of the Company's operating lease liabilities as of March 31, 2026:

| Fiscal Year | Operating Lease Liabilities (In thousands) |
|---|---|
| 2027 | $ 1,528 |
| 2028 | 1,192 |
| 2029 | 1,220 |
| 2030 | 1,257 |
| 2031 | 1,294 |
| Thereafter | 4,358 |
| Total undiscounted future cash flows | 10,849 |
| Less: Imputed interest | (2,383) |
| Present value of undiscounted future cash flows | $ 8,466 |
| | |
| Presentation on statement of financial position | |
| Current | $ 1,488 |
| Non-current | $ 6,978 |

## NOTE 9—COMMITMENTS AND CONTINGENCIES

### *Indemnification obligations*

The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the Company, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of representations and covenants related to such matters as title to assets sold and certain intellectual property rights. In each of these circumstances, payment by the Company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party's claims. Further, the Company's obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments made by it under these agreements.

It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements have not had a material effect on its business, financial condition, cash flows or results of operations. The Company believes that if it were to incur a loss in any of these matters, such loss should not have a material effect on its business, financial condition, cash flows or results of operations.

### *Product warranties*

The Company warrants its products to be free of defects generally for a period of three years. The Company estimates its warranty costs based on historical warranty claim experience and includes such costs in cost of revenues. Warranty costs and the accrued warranty liability were not material as of March 31, 2026 and 2025 and for the years ended March 31, 2026, 2025 or 2024.

# NOTE 10—COMMON STOCK

The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 150,000,000 shares of $0.001 par value common stock.

The Company's board of directors has authorized the repurchase, at management's discretion, of shares of its common stock. Under the repurchase program, the Company may repurchase shares from time to time on the open market or in private transactions. The specific timing and amount of the repurchases will be dependent on market conditions, securities law limitations and other factors. The repurchase program may be suspended or terminated at any time without prior notice. Through March 31, 2026, including the shares purchased in a modified "Dutch Auction" self-tender offer, the Company has repurchased and retired a total of 12,004,779 shares at an average cost of $5.06 per share for a total cost of $60.7 million. At March 31, 2026, management was authorized to repurchase additional shares with a value of up to $4.3 million under the repurchase program.

# NOTE 11—STOCK-BASED COMPENSATION

## *The 2007 Equity Incentive Plan*

In January 2007, the Company's board of directors approved the 2007 Equity Incentive Plan, (the "2007 Plan"), which was subsequently approved by the Company's stockholders in March 2007. A total of 3,000,000 shares of common stock were authorized and reserved for issuance under the 2007 Plan. This reserve automatically increased on April 1 of each year through 2017 by an amount equal to the smaller of (a) five percent of the number of shares of common stock issued and outstanding on the immediately preceding March 31, or (b) a lesser amount determined by the board of directors. As described below, the 2007 Plan was terminated in August 2016 and no further awards may be granted pursuant to the 2007 Plan. In the event of a stock split or other change in the Company's capital structure, appropriate adjustments will be made in the number of outstanding awards to prevent dilution or enlargement of participants' rights.

Awards could be granted under the 2007 Plan to the Company's employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. Options granted to non-officer employees generally vested at the rate of 25% on the first anniversary and subsequent anniversaries of the date of grant, while grants to officers vested in full four years after the anniversary date of the officer's employment that is closest to the date of grant.

In the event of a change in control as described in the 2007 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2007 Plan or substitute substantially equivalent awards. Any awards that are not assumed or continued in connection with a change in control or exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The administrator may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all nonemployee director awards will automatically be accelerated in full. The 2007 Plan also authorizes the administrator, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each vested share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

## *The 2016 Equity Incentive Plan*

In June 2016, the Company's board of directors approved the 2016 Equity Incentive Plan, (the "2016 Plan"), which was subsequently approved by the Company's stockholders in August 2016. In connection with the stockholders' approval of the 2016 Plan, 6,000,000 shares available for future award under the 2007 Plan were transferred to the 2016 Plan, 705,699 shares available for grant under the 2007 plan were canceled and the 2007 Plan was terminated. The Company granted options under the 2007 Plan until August 2016, and the 2007 Plan continues to govern the terms of options that remain outstanding under the 2007 Plan.

In July 2021, the Company's board of directors approved the amendment and restatement of the 2016 Plan, which was subsequently approved by the Company's stockholders in August 2021. The following summary highlights the material changes to the 2016 Plan:

- The number of shares available for issuance was increased by 4,000,000 shares;

- The sum of the aggregate grant date fair value of all equity awards and cash compensation for services as a director that may be provided to any non-employee director in any fiscal year was limited to $300,000, reflecting an amendment to a provision of the 2016 Plan that applies a limit of $150,000 to the grant of equity awards alone in any fiscal year; and

- The period during which new awards may be granted under the 2016 Plan was extended to August 25, 2031.

 Appropriate and proportionate adjustments will be made to the number of shares authorized and other numerical limits in the 2016 Plan and to outstanding awards in the event of any change in the Company's common stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in the Company's capital structure, or if the Company makes a distribution to its stockholders in a form other than common stock (excluding regular and periodic cash dividends) that has a material effect on the fair market value of the Company's common stock. In such circumstances, the administrator also has the discretion under the 2016 Plan to adjust other terms of outstanding awards as it deems appropriate.

If any award granted under the 2016 Plan expires or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase are forfeited or repurchased by the Company for not more than the participant's purchase price, any such shares reacquired or subject to a terminated award will again become available for issuance under the 2016 Plan. Shares will not be treated as having been issued under the 2016 Plan and will therefore not reduce the number of shares available for issuance to the extent an award is settled in cash or to the extent that shares are withheld or reacquired by the Company in satisfaction of a tax withholding obligation. Upon the exercise of a stock appreciation right, tender of shares in payment of an option's exercise price or net-exercise of an option, the number of shares available under the 2016 Plan will be reduced by number of shares actually issued in settlement of the award.

To enable compensation provided in connection with certain types of awards intended to qualify as "performance-based" within the meaning of Section 162(m) of the Internal Revenue Code, the 2016 Plan establishes limits on the maximum aggregate number of shares or dollar value for which awards may be granted to an employee in any fiscal year, as follows:

- No more than 300,000 shares subject to stock options and stock appreciation rights.

- No more than 100,000 shares subject to restricted stock and restricted stock unit awards.

- For each full fiscal year of the Company contained in the performance period of performance shares or performance unit awards, no more than 50,000 shares subject to performance share awards or more than $500,000 subject to performance unit awards.

- For each full fiscal year of the Company contained in the performance period of cash-based or other stock-based awards, no more than $500,000 subject to cash-based awards or more than 50,000 shares subject to other stock-based awards.

Awards may be granted under the 2016 Plan to the Company's employees, including officers, directors and consultants or those of any present or future parent or subsidiary corporation or other affiliated entity of the Company. To date, options granted to non-officer employees generally vest 25% on the first anniversary and subsequent anniversaries of the date of grant, while grants to officers generally vest in full four years after the anniversary date of the officer's employment that is closest to the date of grant.

While the Company may grant incentive stock options only to employees, the Company may grant nonstatutory stock options, stock appreciation rights, restricted stock and stock units, performance shares and units, other stock-based awards and cash-based awards to any eligible participant. Non-employee director awards may be granted only to members of the Company's board of directors who, at the time of grant, are not employees.

Only members of the board of directors who are not employees at the time of grant are eligible to participate in the nonemployee director awards component of the 2016 Plan. The board or the compensation committee shall set the amount and type of nonemployee director awards to be awarded on a periodic, non-discriminatory basis. Nonemployee director awards may be granted in the form of non-statutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards. Subject to adjustment for changes in the Company's capital structure, no nonemployee director may be awarded, in any fiscal year, one or more nonemployee director awards for more than a number of shares determined by dividing $150,000 by the fair market value of a share of the Company's stock determined on the last trading day immediately preceding the date on which the applicable nonemployee award is granted.

The 2016 Plan provides that, without the approval of a majority of the votes cast in person or by proxy at a meeting of the Company's stockholders, the administrator may not provide for any of the following with respect to underwater options or stock appreciation rights: (1) either the cancellation of such outstanding options or stock appreciation rights in exchange for the grant of new options or stock appreciation rights at a lower exercise price or the amendment of outstanding options or stock appreciation rights to reduce the exercise price, (2) the issuance of new full value awards in exchange for the cancellation of such outstanding options or stock appreciation rights, or (3) the cancellation of such outstanding options or stock appreciation rights in exchange for payments in cash.

In the event of a change in control as described in the 2016 Plan, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any participant, either assume or continue outstanding awards or substitute substantially equivalent awards for its stock. If so determined by the Committee, stock-based awards will be deemed assumed if, for each share subject to the award prior to the change in control, its holder is given the right to receive the same amount of consideration that a stockholder would receive as a result of the change in control. Any awards that are not assumed or continued in connection with a change in control or exercised or settled prior to the change in control will terminate effective as of the time of the Change in Control. The administrator may provide for the acceleration of vesting or settlement of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all nonemployee director awards will automatically be accelerated in full. The 2016 Plan also authorizes the administrator, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares of stock upon a change in control in exchange for a payment to the participant with respect to each vested share (and each unvested share if so determined by the administrator) subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise or purchase price per share, if any, under the award.

*The 2007 Employee Stock Purchase Plan*

In January 2007, the board of directors approved the 2007 Employee Stock Purchase Plan (the "2007 Purchase Plan") which was subsequently approved by the Company's stockholders in March 2007. A total of 500,000 shares of the Company's common stock was authorized and reserved for sale under the 2007 Purchase Plan. In addition, the 2007 Purchase Plan provides for an automatic annual increase in the number of shares available for issuance under the plan on April 1 of each year beginning in 2008 and continuing through and including April 1, 2017 equal to the lesser of (1) one percent of the number of issued and outstanding shares of common stock on the immediately preceding March 31, (2) 250,000 shares or (3) a number of shares as the board of directors may determine. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights that expire or are canceled will again become available for issuance under the 2007 Purchase Plan.

The Company's employees and employees of any parent or subsidiary corporation designated by the administrator will be eligible to participate in the 2007 Purchase Plan if they are customarily employed by us for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted a right to purchase stock under the 2007 Purchase Plan if: (1) the employee immediately after such grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or of any parent or subsidiary corporation, or (2) the employee's rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 in value for each calendar year of participation in such plans.

The 2007 Purchase Plan is designed to be implemented through a series of sequential offering periods, generally six (6) months in duration beginning on the first trading day on or after May 1 and November 1 of each year. The administrator is authorized to establish additional or alternative sequential or overlapping offering periods and offering periods having a different duration or different starting or ending dates, provided that no offering period may have a duration exceeding 27 months.

Amounts accumulated for each participant under the 2007 Purchase Plan are used to purchase shares of the Company's common stock at the end of each offering period at a price generally equal to 85% of the lower of the fair market value of our common stock at the beginning of an offering period or at the end of the offering period. Prior to commencement of an offering period, the administrator is authorized to reduce, but not increase, this purchase price discount for that offering period, or, under circumstances described in the 2007 Purchase Plan, during that offering period. The maximum number of shares a participant may purchase in any six-month offering period is the lesser of (i) that number of shares determined by multiplying (x) 1,000 shares by (y) the number of months (rounded to the nearest whole month) in the offering period and rounding to the nearest whole share or (ii) that number of whole shares determined by dividing (x) the product of $2,083.33 and the number of months (rounded to the nearest whole month) in the offering period and rounding to the nearest whole dollar by (y) the fair market value of a share of our common stock at the beginning of the offering period. Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants' compensation in excess of the amounts used to purchase shares will be refunded, without interest. During fiscal 2026, 177,917 shares of common stock were issued under the 2007 Purchase Plan.

In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under the 2007 Purchase Plan. If the acquiring or successor corporation does not assume such rights and obligations, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

The following table summarizes stock option activities:

| | Shares Available for Grant | Number of Shares Underlying Options Outstanding | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price | Weighted Average Grant Date Fair Value Per Share | Intrinsic Value |
|---|---|---|---|---|---|---|
| Balance, March 31, 2025 . . . . . . . | 3,095,976 | 7,636,716 | | $ 5.03 | $ 2.11 | |
| Granted . . . . . . . . . . . . . . . . | (1,356,109) | 1,356,109 | | $ 5.48 | $ 4.42 | |
| Exercised . . . . . . . . . . . . . . . | — | (1,309,800) | | $ 4.42 | $ 1.77 | $ 5,444,443 |
| Forfeited . . . . . . . . . . . . . . | 223,528 | (597,891) | | $ 4.69 | $ 1.95 | |
| Balance at March 31, 2026 . . . . . | 1,963,395 | 7,085,134 | 5.74 | $ 5.25 | $ 2.63 | $ 5,852,486 |
| Options vested and exercisable . . | | 4,636,645 | 4.34 | $ 5.59 | $ 2.26 | $ 3,050,272 |
| Options vested and expected to vest. . . . . . . . . . . . . . . . . . . . . . . | | 7,037,592 | 5.72 | $ 5.26 | $ 2.63 | $ 5,778,180 |
| Options unvested . . . . . . . . . . . . . | | 2,448,489 | 8.39 | $ 4.60 | $ 3.33 | $ 2,802,215 |

The options outstanding and by exercise price at March 31, 2026 are as follows:

| | | | Number of Shares Underlying Options Outstanding | Options Outstanding | | Options Exercisable | |
|---|---|---|---|---|---|---|---|
| Exercise Price | | | | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (Years) | Number Vested and Exercisable | Weighted Average Exercise Price |
| $ 0.00 | - | 2.00 | 600,960 | $ 1.91 | 7.42 | 493,593 | $ 1.91 |
| $ 2.01 | - | 4.00 | 1,687,530 | $ 3.31 | 8.46 | 626,614 | $ 3.08 |
| $ 4.01 | - | 6.00 | 2,205,759 | $ 5.05 | 5.03 | 1,467,109 | $ 5.45 |
| $ 6.01 | - | 8.00 | 1,830,496 | $ 7.02 | 4.03 | 1,428,886 | $ 6.97 |
| $ 8.01 | - | 10.00 | 760,389 | $ 8.51 | 4.51 | 620,443 | $ 8.24 |
| | | | 7,085,134 | $ 5.25 | 5.74 | 4,636,645 | $ 5.59 |

### *Stock-based compensation*

The Company recognized $2.8 million, $2.3 million and $2.8 million of stock-based compensation expense for the years ended March 31, 2026, 2025 and 2024, respectively, as follows:

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| | | (In thousands) | |
| Cost of revenues. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 231 | $ 199 | $ 228 |
| Research and development . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 945 | 1,010 | 1,411 |
| Selling, general and administrative . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,627 | 1,053 | 1,199 |
| | $ 2,803 | $ 2,262 | $ 2,838 |

Stock-based compensation expense in the years ended March 31, 2026, 2025 and 2024 included $163,000, $176,000 and $230,000, respectively, related to the Company's Employee Stock Purchase Plan.

No tax benefit was recognized in either fiscal 2026 or fiscal 2025 due to a full valuation allowance. There were no windfall tax benefits realized from exercised stock options recognized in fiscal 2026 or fiscal 2025. Compensation cost capitalized within inventory at March 31, 2026 and 2025 was not material. As of March 31, 2026, the Company's total unrecognized compensation cost was $6.0 million, which will be recognized over the weighted average period of 1.82 years. The Company calculated the fair value of stock-based awards in the periods presented using the Black-Scholes option pricing model and the following weighted average assumptions:

| | Year Ended March 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| **Stock Option Plans:** | | | |
| Risk-free interest rate | 3.90 - 4.14 % | 4.05 - 4.48 % | 3.69 - 4.80 % |
| Expected life (in years) | 7.07 - 7.30 | 4.89 - 5.00 | 4.46 - 4.94 |
| Volatility | 84.4 - 96.7 % | 91.0 - 96.7 % | 80.7 - 85.9 % |
| Dividend yield | — % | — % | — % |
| **Employee Stock Purchase Plan:** | | | |
| Risk-free interest rate | 3.81 - 4.30 % | 4.44 - 5.41 % | 5.26 - 5.38 % |
| Expected life (in years) | 0.50 | 0.50 | 0.50 |
| Volatility | 27.1 - 34.4 % | 6.1 - 12.4 % | 28.8 - 83.9 % |
| Dividend yield | — % | — % | — % |

The weighted average fair value of options granted during the years ended March 31, 2026, 2025 and 2024 was $4.42, $2.23 and $2.13, respectively.

## NOTE 12—RELATED PARTY TRANSACTIONS

The Company incurred engineering service expense and manufacturing services of approximately $223,000, $140,000 and $500,000 during the fiscal years ended March 31, 2026, 2025 and 2024, respectively, from Wistron Neweb Corp ("WNC") in connection with the manufacturing of single-APU PCIe boards, to be used in the Company's in-place associative computing product. Haydn Hsieh, a member of the Company's board of directors, is the Chairman and Chief Strategy Officer of WNC. The amount owed to WNC, of $87,000 and $8,000 at March 31, 2026 and 2025, respectively, is included in accounts payable in the Consolidated Balance Sheets. Amounts paid to WNC of $281,000 and $375,000 are included in prepaid expenses and other current assets in the Consolidated Balance Sheets at March 31, 2026 and 2025, respectively.

## NOTE 13—SEGMENT AND GEOGRAPHIC INFORMATION

Based on its operating management and financial reporting structure, the Company has determined that it has one reportable business segment: the design, development and sale of integrated circuits.

The key measure of segment profit or loss utilized by the chief operating decision maker to assess performance of and allocate resources to the Company's operating segment is consolidated net income (loss). Net income (loss) is used in monitoring budget versus actual results. This measure is presented on the consolidated statements of operations and comprehensive loss. Significant segment expenses included in net income (loss) include cost of revenue, research and development, selling, general and administrative, interest income, net, other expense, net, and income tax provision (benefit), which are presented on the consolidated statements of operations and comprehensive loss. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

The following is a summary of net revenues by geographic area based on the location to which product is shipped:

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| | (In thousands) | | |
| United States | $ 12,294 | $ 8,152 | $ 11,461 |
| China | 4,231 | 5,326 | 1,262 |
| Singapore | 2,230 | 2,009 | 2,034 |
| Netherlands | 575 | 554 | 2,825 |
| Germany | 4,599 | 3,716 | 3,498 |
| Rest of the world | 1,193 | 761 | 685 |
| | $ 25,122 | $ 20,518 | $ 21,765 |

All sales are denominated in United States dollars.

The locations and net book value of property and equipment and operating lease right-of-use assets are as follows:

| | March 31, | |
|---|---|---|
| | 2026 | 2025 |
| | (In thousands) | |
| United States | $ 8,367 | $ 9,372 |
| Taiwan | 400 | 364 |
| Israel | 380 | 619 |
| | $ 9,147 | $ 10,355 |

## NOTE 14—ACQUISITION

On November 23, 2015, the Company acquired all of the outstanding capital stock of MikaMonu, a development-stage, Israel-based company that specialized in in-place associative computing for markets including big data, computer vision and cyber security. MikaMonu, located in Tel Aviv, held 12 United States patents and had a number of pending patent applications.

The acquisition was accounted for as a purchase under authoritative guidance for business combinations. The purchase price of the acquisition was allocated to the intangible assets acquired, with the excess of the purchase price over the fair value of assets acquired recorded as goodwill. The Company performs a goodwill impairment test in February of each fiscal year and if certain events or circumstances indicate that an impairment loss may have been incurred, on an interim basis.

The acquisition agreement provides for potential "earnout" payments to the former MikaMonu shareholders in cash or shares of the Company's common stock, at the Company's discretion, during a period of up to ten years following the closing if certain revenue targets for products based on the MikaMonu technology are achieved. Earnout payments, up to a maximum of $30.0 million, equal to 5% of net revenues from the sale of qualifying products in excess of certain thresholds, will be made quarterly through December 31, 2025. As of March 31, 2026, none of the revenue targets have been achieved and no revenue based earnout payments have been paid to the former MikaMonu shareholders.

The Company determined that the fair value of this contingent consideration liability was $5.8 million at the acquisition date. The contingent consideration liability at both March 31, 2026 and 2025 was $0.

At each reporting period, the contingent consideration liability was re-measured to fair value with changes recorded in selling, general and administrative expenses in the Consolidated Statements of Operations. Re-measurement of the contingent consideration liability resulted in a reduction in fair value for the years ended March 31, 2025 and 2024 of ($168,000) and ($1.0 million), respectively. See Note 7 for the valuation of contingent consideration.

**NOTE 15—EMPLOYEE BENEFIT PLANS**

The Company provides a defined contribution retirement plan (the "Retirement Plan"), which qualifies under Section 401(k) of the Internal Revenue Code of 1986. The Retirement Plan covers essentially all United States employees. Eligible employees may make contributions to the Retirement Plan up to 15% of their annual compensation, but no greater than the annual IRS limitation for any plan year. The Retirement Plan does not provide for Company contributions.

The Company provides a defined contribution retirement plan (the "Taiwan Pension Plan") that covers essentially all of its employees located in Taiwan. The Company makes contributions to the Taiwan Pension Plan equal to 6% of eligible compensation and employees can make voluntary contributions of up to 6% of eligible compensation. All contributions are fully vested.

The Company provides a defined contribution retirement plan (the "Pension Plan") that covers essentially all of its employees located in Israel. Eligible employees may make contributions to the Pension Plan up to 6% of eligible compensation, and the Company contributes up to 15.83% of eligible compensation. All contributions are fully vested.

**NOTE 16—GOVERNMENT AGREEMENTS**

In June 2023, the Company entered into a prototype agreement with the Space Development Agency for the development of a Next-Generation Associative Processing Unit-2 for Enhanced Space-Based Capabilities ("Prototype Agreement"). Under the Prototype Agreement, the Company will receive an award funded by the Small Business Innovation Research program. Pursuant to an agreed-upon schedule, the Company will receive milestone payments totaling an estimated $1.25 million upon successful completion of each milestone. All of the original milestones were completed as of March 31, 2026. In September 2025, the Prototype Agreement was amended to increase the total award amount to $2.0 million by adding milestones related to determining the radiation hardened capability of the Next-Generation Compute-In-Memory Associative Processing Unit ("APU2") device.

In November 2023, the Company entered into a second prototype agreement with the U.S. Air Force Research Laboratory ("AFRL") for the development of specialized algorithms for the APU2 device to Enable High-Performance Computing in Space. Pursuant to an agreed-upon schedule, the Company will receive milestone payments totaling an estimated $1.1 million upon successful completion of each milestone. All of the milestones were completed as of March 31, 2026.

In October 2024, the Company was selected by the U.S. Army for a potential contract award of up to $250,000 under the Department of War SBIR program to develop advanced, Army-specific edge computing AI solutions using its Gemini-II technology. All of the milestones were completed as of March 31, 2026.

The Prototype Agreements are unrelated to the Company's ordinary business activities. The Company has discretion in managing the activities under the Prototype Agreements and retains all developed intellectual property. The Company applies IAS 20, by analogy, and recognizes the award as a reduction of research and development expenses based on a cost incurred method.

During fiscal year 2026 and 2025, the Company recognized $1.0 million and $1.2 million, respectively, as a reduction to research and development expense in the Consolidated Statements of Operations under these agreements.

**NOTE 17—WARRANTS**

On October 21, 2025, the Company entered into a securities purchase agreement (the "Purchase Agreement") with an institutional investor (the "Purchaser") pursuant to which the Company agreed to issue and sell, in a registered direct offering (the "Registered Direct Offering") an aggregate of (i) 1,508,462 shares (the "Shares") of the Company's common stock, $0.001 par value per share (the "Common Stock") at a price of $10.00 per Share and (ii) pre-funded warrants to purchase 3,491,538 shares of Common Stock (the "Pre-Funded Warrants" and, collectively with the Shares, the "Offered Securities"). Each of the Pre-Funded Warrants is exercisable for one share of Common Stock at the exercise price of $0.01 per Pre-Funded Warrant, immediately exercisable, and may be exercised at any time. The Purchaser's ability to exercise its Pre-Funded Warrants in exchange for shares of Common Stock is subject to certain beneficial ownership limitations set forth therein. The Pre-Funded Warrants were classified as a liability upon issuance. All of the Pre-Funded Warrants were exercised during the quarter ended December 31, 2025 resulting in a gain of $6.2 million on the change in the fair value of the Pre-Funded Warrants.

The gross proceeds to the Company from the Registered Direct Offering were $50.0 million, before deducting the placement agents' fees and other offering expenses payable by the Company of $3.1 million. The Registered Direct Offering closed on October 22, 2025.

**NOTE 18—SUBSEQUENT EVENT**

On August 1, 2023, we commenced a registered securities offering pursuant to a Sales Agreement (the "Sales Agreement") with Needham & Company, LLC ("Needham"). The Sales Agreement provided that we may offer and sell our common stock having an aggregate offering price of up to $25.0 million from time to time (the "Offering") through Needham, acting as our sales agent. The shares sold in the Offering are registered pursuant to our registration statement on Form S-3, which was filed on June 28, 2023 and declared effective by the SEC on July 19, 2023. In May 2026, we sold 950,401 shares pursuant to the Offering at an average price of $10.10 for proceeds of $9.6 million, less offering costs of $321,000, to complete the Offering.

**Item 9.**    *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

**Item 9A.**    *Controls and Procedures*

### Management's Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures were effective as of March 31, 2026.

### Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. Further, our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our consolidated financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our control system will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

### Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2026 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2026.

### Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended March 31, 2026, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

## Item 9B.    Other Information

### Insider Trading Arrangements and Policies

During the quarter ended March 31, 2026, no director or officer of the Company adopted or terminated a contract, instruction or written plan for the purchase or sale of securities of the Company intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) and/or a non-Rule 10b5-1 trading arrangement.

## Item 9C.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

**PART III**

The SEC allows us to include information required in this report by referring to other documents or reports we have already filed or will soon be filing. This is called "incorporation by reference." We intend to file our definitive proxy statement for our 2026 annual meeting of stockholders (the "Proxy Statement") pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report, and certain information therein is incorporated in this report by reference.

**Item 10.**   *Directors, Executive Officers and Corporate Governance*

The information required by this item with respect to executive officers is set forth in Part I of this Annual Report on Form 10-K and the remaining information required by this item is incorporated by reference from the sections entitled "Proposal No. 1 - Election of Directors" and "Corporate Governance" to be included in the Proxy Statement.

**Item 11.**   *Executive Compensation*

The information required by this item is incorporated by reference from the section entitled "Executive Compensation" to be included in the Proxy Statement.

**Item 12.**   *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference from the sections entitled "Principal Stockholders and Stock Ownership by Management" and "Executive Compensation – Equity Compensation Plan Information" to be included in the Proxy Statement.

**Item 13.**   *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference from the section entitled "Related Person Transactions" and "Corporate Governance—Director Independence" to be included in the Proxy Statement.

**Item 14.**   *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference from the section entitled "Proposal No. 2 - Ratification of Appointment of Independent Registered Public Accounting Firm" to be included in the Proxy Statement.

Annual Report

**PART IV**

**Item 15.** *Exhibits and Financial Statement Schedules*

    **(a)**     **The following documents are filed as part of this Form:**

          **1.** *Financial Statements*

          **2.** *Financial Statement Schedules*

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable, is not required or is shown in the consolidated financial statements or the notes thereto.

3. *Exhibits:*

The following exhibits are filed herewith:

| Exhibit Number | Name of Document |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of Registrant (Incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K filed on August 26, 2022) |
| 3.2 | Bylaws of Registrant (Incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K filed on January 25, 2022) |
| 4.1 | Description of Registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (Incorporated by reference to identically-numbered exhibit to Registrant's Annual Report on Form 10-K filed on June 13, 2024) |
| 10.1 | Form of Indemnity Agreement between Registrant and Registrant's directors and officers (Incorporated by reference to identically-numbered exhibit to Registrant's Registration Statement on Form S-1 (File No. 333-139885) filed on January 10, 2007) |
| 10.2 | (1)2007 Equity Incentive Plan, as amended (Incorporated by reference to Appendix A to Registrant's definitive Proxy Statement filed on July 21,2011) |
| 10.3 | (1)2007 Employee Stock Purchase Plan and form of Subscription Agreement (Incorporated by reference to identically-numbered exhibit to Registrant's Registration Statement on Form S-1 (File No. 333-139885) filed on February 16, 2007) |
| 10.4 | (1)Form of Notice of Grant of Stock Option (U.S. Participant) (Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed on June 4, 2007) |
| 10.5 | (1)Form of Notice of Grant of Stock Option (Non-U.S. Participant) (Incorporated by reference to Exhibit 99.2 to Registrant's Current Report on Form 8-K filed on June 4, 2007) |
| 10.6 | (1)Form of Stock Option Agreement (U.S. Participant) (Incorporated by reference to Exhibit 99.3 to Registrant's Current Report on Form 8-K filed on June 4, 2007) |
| 10.7 | (1)Form of Stock Option Agreement (Non-U.S. Participant) (Incorporated by reference to Exhibit 99.4 to Registrant's Current Report on Form 8-K filed on June 4, 2007) |
| 10.8 | Intellectual Property Agreement dated August 28, 2009 between GSI Technology, Inc. and Sony Electronics Inc. (Incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q filed on November 16, 2009) |
| 10.9 | (1)GSI Technology, Inc. 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K/A filed on September 2, 2016) |
| 10.10 | (1)GSI Technology, Inc. 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K/A filed on August 26, 2021) |
| 10.11 | (1)Form of Notice of Grant of Stock Option (U.S. Participant) under 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 10.2 to Registrant's Form 10-Q filed on November 4, 2016) |
| 10.12 | (1)Form of Notice of Grant of Stock Option (Non-U.S. Participant) under 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 10.3 to Registrant's Form 10-Q filed on November 4, 2016) |
| 10.13 | (1)Form of Stock Option Agreement (U.S. Participant) under 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 10.4 to Registrant's Form 10-Q filed on November 4, 2016) |

| 10.14 | (1)Form of Stock Option Agreement (Non-U.S. Participant) under 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 10.5 to Registrant's Form 10-Q filed on November 4, 2016) |
|---|---|
| 10.15 | (1)GSI Technology, Inc. Executive Retention and Severance Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on October 3, 2014) |
| 10.16 | (1)First Amendment to the GSI Technology, Inc. Executive Retention and Severance Plan dated August 29. 2017 (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on August 31, 2018) |
| 10.17 | (1)Second Amendment to the GSI Technology, Inc. Executive Retention and Severance Plan dated August 27. 2020 (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on August 28, 2020) |
| 10.18 | (1)Third Amendment to the GSI Technology, Inc. Executive Retention and Severance Plan dated September 12, 2023 (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on September 15, 2023) |
| 10.19 | (1)GSI Technology, Inc. Amended and Restated Executive Retention and Severance Plan dated August 22, 2024 (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on August 23, 2024) |
| 10.20 | (1)GSI Technology, Inc. 2023 Variable Compensation Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on June 3, 2022) |
| 10.21 | (1)GSI Technology, Inc. 2024 Variable Compensation Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on June 2, 2023) |
| 10.22 | Factory Lease dated June 29, 2023, for 30 Tai Yuan Street, Chu-Pei City, Taiwan between GSI Technology Taiwan, Inc., as lessee, and Tai Yuen Textile Co., Ltd. as lessor (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on July 13, 2023) |
| 10.23 | Sales Agreement, dated August 1, 2023, by and between GSI Technology, Inc. and Needham & Company, LLC (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on August 1, 2023) |
| 10.24 | (1)GSI Technology, Inc. 2025 Variable Compensation Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on May 31, 2024) |
| 10.25 | Lease Agreement between DRSIP/ELKO, LLC, as landlord, and GSI Technology, Inc., as tenant, dated June 6, 2024 (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on June 11, 2024) |
| 10.26 | (1)GSI Technology, Inc. 2026 Variable Compensation Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on May 29, 2025) |
| 10.27 | (1)GSI Technology, Inc. 2027 Variable Compensation Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on May 28, 2026) |
| 19.1 | Insider Trading Policy |
| 21.1 | List of Subsidiaries |
| 23.1 | Consent of Independent Registered Public Accounting Firm – BDO USA, P.C. |
| 24.1 | Power of Attorney (Incorporated by reference to the signature page of this Annual Report on Form 10-K) |

| 31.1 | Certification of Lee-Lean Shu, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
|---|---|
| 31.2 | Certification of Douglas Schirle, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification of Lee-Lean Shu, President and Chief Executive Officer, and Douglas Schirle, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97.1 | Policy For Recovery of Erroneously Awarded Incentive Compensation (Incorporated by reference to identically-numbered exhibit to Registrant's Annual Report on Form 10-K filed on June 13, 2024) |
| 101.INS | Inline XBRL Instance Document |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL documents) |

_____

(1)  Compensatory plan or management contract.

**Item 16.** *Form 10-K Summary*

Not applicable.

Annual Report

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 5, 2026

GSI TECHNOLOGY, INC.

By      /s/ DOUGLAS M. SCHIRLE

Douglas M. Schirle

*Chief Financial Officer*

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lee-Lean Shu and Douglas Schirle, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ LEE-LEAN SHU<br>Lee-Lean Shu | President, Chief Executive Officer and Chairman<br>*(Principal Executive Officer)* | June 5, 2026 |
| /s/ DOUGLAS M. SCHIRLE<br>Douglas M. Schirle | Chief Financial Officer, Secretary<br>*(Principal Financial and Accounting Officer)* | June 5, 2026 |
| /s/ ELIZABETH CHOLAWSKY<br>Elizabeth Cholawsky | Director | June 5, 2026 |
| /s/ HAYDN HSIEH<br>Haydn Hsieh | Director | June 5, 2026 |
| /s/ RUEY L. LU<br>Ruey L. Lu | Director | June 5, 2026 |
| /s/ RONALD STEGER<br>Ronald Steger | Director | June 5, 2026 |

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

**Board of Directors**

**Lee-Lean Shu**
Chairman of the Board, President and Chief Executive Officer
GSI Technology, Inc.

**Elizabeth Cholawsky**
Board Member of Tribe Prospecting LLC
Operating Advisor of Updata Partners;
Former Chief Executive Officer of HG Insights Inc

**Haydn Hsieh**
Chairman and Chief Strategy Officer
WNC

**Ruey L. Lu**
President
EMPIA Technology

**Ronald R. Steger**
Former Partner KPMG LLP

**Executive Officers**

**Lee-Lean Shu**
President and Chief Executive Officer

**Didier Lasserre**
Vice President, Sales

**Douglas Schirle**
Chief Financial Officer, Secretary

**Bor-Tay Wu**
Vice President, Taiwan Operations

**Ping Wu**
Vice President, U.S. Operations

**Patrick Chuang**
Senior Vice President, Memory Design

**Avidan Akerib**
Vice President, Associative Computing

**Annual Meeting of Stockholders**
The annual meeting of stockholders will be held on Thursday, August 20, 2026 at 2:00 p.m. PDT, virtually via audio webcast at https://meetnow.global/ MSH2UA9

***Corporate Offices***
GSI Technology, Inc.
1213 Elko Drive
Sunnyvale, California 94089
408-331-8800
*http://www.gsitechnology.com*

**General Counsel**
DLA Piper LLP (US)
Palo Alto, California

**Investor Relations**
Hayden IR
Scottsdale, Arizona
Kimberly Rogers
385-831-7337

**Independent Registered Public Accounting Firm**
BDO USA, P.C.
San Jose, California

**Transfer Agent and Stock Registrar**
First Class/Registered/Certified Mail:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-0378

Courier Services:
Computershare Investor Services
150 Royall Street, Suite 101
Canton, MA 02021

Shareholder Services Number:
800-962-4284
Investor Centre™ portal:
**www.computershare.com/investor**

## Additional Information

**Additional copies of our annual report on Form 10-K, as filed with the Securities and Exchange Commission, can be obtained, free of charge, on our Web site or upon written request by mail or e-mail to our corporate offices, Attention Investor Relations, at the address indicated above.**

**www.gsitechnology.com**

**Corporate Office**
**1213 Elko Drive**
**Sunnyvale, CA 94089**
**408-331-8800**